Exhibit 99.2

MANAGEMENT PROPOSAL

ANNUAL ORDINARY AND EXTRAORDINARY SHAREHOLDER’S MEETINGS

OF

SUZANO S.A.

TO BE HELD CUMULATIVELY

EXCLUSIVELY IN ELECTRONIC FORM

ON APRIL 25, 2022

TABLE OF CONTENTS

I. Information on the matters subject to resolution3

II. Comments from Officers (Section 10 - CVM Instruction No. 480/09)11

III. Exhibit 9-1-II of CVM Instruction 48166

IV. Management (Sections 12.5 to 12.10 - CVM Instruction No. 480/09)72

V. Management Compensation (Section 13 – CVM Instruction No. 480/09)89

VI. General Terms and Conditions Referred to in the form of Indemnity Agreement132

VII. Standard Draft of the Indemnity Agreement137

The above items are an integral part of this Management Proposal (“Management Proposal” or “Proposal”) and comply with the provisions of Law 6,404, of December 15, 1976 (“Brazilian Corporations Law”) and CVM Instruction No. 481, of December 17, 2009, as amended (“ICVM 481”).

I.Information on the matters subject to resolution

Dear Shareholders,

The Management of Suzano S.A. (“Company” or “Suzano”) hereby presents to the Shareholders the following proposals to be subject of resolution at Annual Ordinary (“AGM”) and Extraordinary General Meetings (“EGM”), to be held, cumulatively (“AOEM”), on April 25, 2022, at 9:00 am, exclusively in electronic form pursuant to ICVM 481, as amended by CVM Instruction No. 622, of April 17, 2020.

The Company emphasizes that the presentation of the information contained in this Proposal does not replace, for any purpose, the careful and complete reading of all its Annexes.

(1) Verify the management accounts for the fiscal year ended December 31, 2021 and examine, discuss and vote on the Company’s financial statements for the fiscal year ended December 31, 2021, as well as review the management report relating to such fiscal year.

The Management Report and the individual and consolidated Financial Statements of the Company and their respective Explanatory Notes, all related to the fiscal year ended on December 31, 2021 (“FS2021”), accompanied by the independent auditor’s report, the opinion of the Fiscal Council, and the Audit Committee’s Opinion are available on the Company’s website www.suzano.com.br/ri, on the website of the Securities and Exchange Commission (“CVM”) www.cvm.gov.br,  and on the website of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) www.b3.com.br.

The individual and consolidated Financial Statements and the Company’s Management Report were prepared by the Board of Officers, audited by PricewaterhouseCoopers Auditores Independentes and approved by the Company’s Board of Directors, in accordance with the favorable statements of the Audit Committee and Fiscal Council, at meetings held on February 9, 2022. The aforementioned manifestations are available at the same electronic addresses referred to herein.

Other information and the managers’ comments on the Company’s financial situation in accordance with Section 10 of the Reference Form and with ICVM 481 are included in this Proposal under the terms of Exhibit II.

(2) To resolve on the allocation of net income for the fiscal year ended December 31, 2021 and the distribution of dividends.

In the fiscal year ended December 31, 2021, as evidenced in the Company’s Financial Statements, audited by PricewaterhouseCoopers Auditores Independentes, a net income of BRL 8,626,386,669.48 (eight billion, six hundred and twenty-six million, three hundred and eighty-six thousand, six hundred and sixty-nine reais and forty-eight cents) was accrued.

The Company’s management proposes to allocate the net income for the year ended December 31, 2021, pursuant to the resolution of the Board of Directors’ Meeting, held on March 23, 2022, being attributed: (i) to the Legal Reserve, the amount of BRL 235,018,591.97 (two hundred and thirty-five million, eighteen thousand, five hundred and ninety-

one reais and ninety-seven cents), pursuant to paragraphs 1 and 2 of article 193 of the Brazilian Corporations Law; and (ii) to the Tax Incentive Reserve, the amount of BRL 812,908,608.06 (eight hundred and twelve million, nine hundred and eight thousand, six hundred and eight reais and six cents), pursuant to article 195-A of the Brazilian Corporations Law;

From the adjusted net income, it is proposed (i) as distribution of dividends, the amount of BRL1,800,000,000.00 (one billion and eight hundred million reais), as described below, including the amounts of dividends distributed in advance, pursuant to the resolution of the Board of Directors’ Meeting, held on January 7, 2022; (ii) allocation to the Capital Increase Reserve, the amount of BRL1,793,664,040.91 (one billion, seven hundred and ninety-three million, six hundred and sixty-four thousand, forty reais and ninety-one cents), pursuant to item “d” of article 26 of the Bylaws; and (iii) allocation to the Special Statutory Reserve, the amount of BRL 199,296,004.55 (one hundred and ninety-nine million, two hundred and ninety-six thousand, four reais and fifty-five cents), pursuant to item "d" of article 26 of the Bylaws.

The Management proposes the distribution of dividends in the total amount of BRL1,800,000,000.00 (one billion, eight hundred million reais), as follows:

a) the amount of BRL 1,000,096,676.07 (one billion, ninety-six thousand, six hundred and seventy-six reais and seven cents) was declared and paid as anticipated dividends to the net income account for the year determined in the balance sheet drawn up at the end of the third quarter of 2021, resolved at the Company’s Board of Directors’ Meeting, on January 7, 2022, which declared the amount of BRL 1,000,000,000.00 (one billion reais), and the additional amount of BRL 96,676.07 (ninety-six thousand, six hundred and seventy-six reais and seven cents), paid due to the variation in the stock ownership verified in January 2022.

b) the amount of BRL799,903,323.93 (seven hundred and ninety-nine million, nine hundred and three thousand, three hundred and twenty-three reais and ninety-three cents) to be declared at the AOEM, to be paid on May 13, 2022, in local currency, based on the stock ownership at the close of the trading session of B3 S.A. – Brasil, Bolsa, Balcão, on May 4, 2022, without adjustment or monetary restatement. The shares issued by the Company shall be traded “ex-dividends” as of May 5, 2022, inclusive.

With respect to the holders of American Depositary Receipts – ADRs referenced to shares issued by the Company, and traded on the New York Stock Exchange – NYSE, the payment of dividends will be made in accordance with the bureaucratic procedures applicable by the depositary bank The Bank of New York Mellon.

The Management proposes to you the allocation of net income for the fiscal year ended on February 28, 2021 pursuant to Exhibit III of this Management Proposal, in accordance with Annex 9-1-II of CVM Instruction 481.

(3) To define the number of members that will compose the Board of Directors and resolve on the election of its members.

According to art. 12 of the Company’s Bylaws, the Board of Directors is composed of 5 (five) to 10 (ten) members, elected by the general meeting, which, among them, will designate the Chairman and up to two Vice-Chairmen.

Notwithstanding to the adoption of a separate election, as the case may be, the Company’s management proposes that the Board of Directors be composed of 9 (nine) effective members, all with a term of office of 2 (two) years, with the possibility of extending the term of office, with the possibility of extension until the investiture of the new members who may be elected as provided for in the Company’s Bylaws and in the Brazilian Corporations Law.

In compliance with the guidelines contained in the Circular/Annual Letter – 2022 – CVM/SEP (“Circular Letter”), the Company clarifies that, once the number of members that will compose the Suzano Board of Directors has been defined, as above, “the shareholders may be urged to express whether they wish to proceed with the multiple vote system, if this has already been requested under the law, or to adopt the separate vote, thus giving up the multiple vote request, without prejudice to, if applicable, both procedures being adopted”.

The Company also clarifies that, pursuant to the guidelines contained in the same Circular Letter, if the AGM “adopts the system of multiple voting combined with a separate voting request, the election of directors in accordance with the latter system must be prior to the election by multiple vote, since only after carrying out the separate vote will it be possible to identify the number of remaining seats and, thus, calculate the coefficient of the multiple vote”.

In addition to the clarifications above, the Company highlights below specific guidelines applicable to the separate voting and multiple voting systems that must also be observed by the Company’s shareholders, if applicable.

Separate Voting

Article 141, §4 and 5, of the Brazilian Corporations Law guarantees the right to elect, in a separate vote, 1 (one) member of the Board of Directors to the holders of at least 10% of the Company’s shares (excluding controlling shareholders).

We clarify, however, that, under the terms of article 141, §6 of the Brazilian Corporations Law, only those shareholders who prove the uninterrupted ownership of the required shareholding during the period of 3 (three) months, at least, immediately prior to the AOEM may take part in the voting.

In this sense, the shareholder who wishes to request the adoption or participate in the separate election of a member of the Board of Directors, (i) in case of attendance on the AOEM day through the electronic platform to be made available by the Company, must submit to the Company, together with the other documents required for their participation in the meeting, proof of uninterrupted ownership of the shares, issued by the competent entity not before April 19, 2022, i.e., up to 4 (four) business days before the AOEM date; or (ii) in case of participation by means of a remote voting ballot sent directly to the Company, proof of uninterrupted ownership of the shareholding, issued by the competent entity not before April 19, 2022, provided that such evidence will only be considered valid if received at the electronic addresses referred to herein until 8:00 am on April 25, 2022; and (iii) in case of participation by means of a remote voting ballot sent to the Bookkeeper or the Custodian, according to the Circular Letter, the presentation of documents proving the uninterrupted ownership of the shareholding will be waived.

For further instructions on voting procedures and participation in the AOEM, including, but not limited to, access to the aforementioned digital platform, please consult the Shareholder’s Manual submitted to the CVM on this date, through the Periodic Information System (IPE) and which are available to shareholders at the Company’s headquarters, on its investor relations website (www.suzano.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br ).

Multiple Vote

We remind you that, pursuant to CVM Instruction No. 165, of December 11, 1991, as amended, the minimum percentage of participation in the Company’s voting capital required to request a multiple vote is 5% (five percent).

The request for said multiple voting process for the election of members of the Board of Directors must be sent in writing to the Company up to 48 (forty-eight) hours before the date set for the AOEM hereby convened, or requested in the form of the remote vote.

In multiple voting procedures, each share will have as many votes as there are positions to be filled, and the shareholder may concentrate them on one candidate or distribute them among several candidates.

Nominated Candidates

If the composition of the Board of Directors is decided as proposed by the Management, it proposes, for the majority election, that the slate composed of the 9 (nine) candidates indicated below be elected.

Candidate	Office
David Feffer	Chairman
Daniel Feffer	Vice-Chairman
Nildemar Secches	Vice-Chairman
Ana Paula Pessoa	Independent Director
Gabriela Feffer Moll	Director
Maria Priscila Rodini Vansetti Machado	Independent Director
Paulo Rogerio Caffarelli	Independent Director
Paulo Sergio Kakinoff	Independent Director
Rodrigo Calvo Galindo	Independent Director

Following the established internal governance rules, the candidates proposed to compose the Company’s Board of Directors were presented and approved by Suzano’s Nomination and Compensation Committee, responsible for evaluating and nominating for election, including the independent members of the Board of Directors, in this sense, having been considered independent under the terms of the applicable legislation, Messrs. Rodrigo Calvo Galindo, Paulo Rogerio Caffarelli and Paulo Sergio Kakinoff and Mrs. Ana Paula Pessoa, Maria Priscila Rodini Vansetti Machado. For the purposes of the provisions of article 17 of the Novo Mercado Regulation, the Company’s Board of Directors ratifies the classification, as independent members, of the candidates Messrs. Rodrigo Calvo Galindo, Paulo Rogerio Caffarelli and Paulo Sergio Kakinoff and Mrs. Ana Paula Pessoa and Maria Priscila Rodini Vansetti Machado, carried out by the Nomination and Compensation Committee.

Also, as provided in item 3.1.1. of the Company’s Nomination Policy, and in compliance with the best corporate governance practices, the candidate Mr. Paulo Rogerio Cafarelli is qualified as a risk expert, in view of his proven experience in leadership and risk management and compliance positions.

For more information on this matter, please see the document contained in Exhibt IV of this Proposal, prepared pursuant to Section 12 of the Reference Form and ICVM 481.

(4) If the Company’s Fiscal Council is installed, define the number of members that will compose the Fiscal Council and resolve on the election of its members.

As provided for in Article 24 of the Company’s Bylaws, the Fiscal Council does not operate on a permanent basis and is only installed at the request of the shareholders, in accordance with applicable legislation. Once installed, the Fiscal Council is composed of 3 (three) to 5 (five) effective members and an equal number of alternates.

According to the communication received by the Company, the controlling shareholders indicated, if installed at the request of the other shareholders, to participate in the election of the Fiscal Council, Messrs. Luiz Augusto Marques Paes, Rubens Barletta and Eraldo Soares Peçanha, as effective members, with Messrs. Roberto Figueiredo Mello, Luiz Gonzaga Ramos Schubert and Kurt Janos Toth as alternates.

The term of office of the members of the Fiscal Council who are elected at the Annual Ordinary Shareholders’ Meeting will remain in force until the Annual Ordinary Shareholders’ Meeting that resolves on the financial statements for the fiscal year ending on December 31, 2022.

For more information on this matter, please see the document contained in Item IV of this Proposal, prepared pursuant to Section 12 of the Reference Form and ICVM 481.

(5) To set the global annual compensation of the Company’s managers and the Fiscal Council, if installed.

It is proposed that the Company’s Shareholders together at the Annual General Meeting, pursuant to article 152 of the Brazilian Corporations Law, approve the annual global amount of up to BRL 140,117,247.21 (one hundred and forty million, one hundred and seventeen thousand, two hundred and forty-seven reais and twenty-one cents) as compensation for the Management (Board of Directors - and participation in Committees by the members of the Board of Directors - and Board of Officers) and members of the Company’s Fiscal Council, if installed, subject to the provisions in the legislation in force and in the Company’s Bylaws.

The proposed amount comprises: (a) up to BRL 19,980,929.04 (nineteen million, nine hundred and eighty thousand, nine hundred and twenty-nine reais and four cents) corresponding to the fees of the members of the Board of Directors; (b) up to BRL 119,093,550.76 (one hundred and nineteen million, ninety-three thousand, five hundred and fifty reais and seventy-six cents) corresponding to the fixed and variable compensation of the members of the Statutory Executive Board of Officers; (c) BRL1,042,767.41 (one million, forty-two thousand, seven hundred sixty-seven reais and forty-one cents) corresponding to the fees of the Fiscal Council, (d) the corresponding amounts include benefits of any nature, and, (e) the corresponding amounts do not include the Company’s taxes and charges levied on the compensation, according to Circular Letter.

Considering the taxes and charges levied on the compensation, it is estimated that the total compensation may reach up to BRL 150,000,000.00 (one hundred and fifty million reais), comprising: (a) up to approximately BRL 23,790,732.39 (twenty-three million, seven hundred and ninety thousand, seven hundred and thirty-two reais and thirty-nine cents) corresponding to the fees of the members of the Board of Directors and participation in Committees of the members of the Board of Directors; (b) up to approximately BRL 124,957,946.71 (one hundred and twenty-four million, nine hundred and fifty-seven thousand, nine hundred and forty-six reais and seventy-one cents) corresponding to the fixed and variable compensation of the members of the Statutory Executive Board of Officers; and (c) up to approximately BRL1,251,320.89 (one million, two hundred and fifty-one thousand, three hundred and twenty reais and eighty-nine cents) corresponding to the fees of the Fiscal Council.

The variable compensation to which the members of the Company’s Statutory Executive Board of Officers may be entitled corresponds to short-term incentive plans as a form of reward for achieving goals that support the Company’s short-term strategy and long-term incentives, which, for through mechanisms of Phantom Shares, SAR (Share Appreciation Rights) and Performance Shares, which reward executives for achieving results that support the Company‘s medium and long-term strategic objectives, through the appreciation of their shares. Both tranches of variable compensation work to align executives with shareholders’ objectives and the Company’s sustainability.

Both the fixed and variable compensation of the members of the Statutory Executive Board of Officers are established, in accordance with market standards, through research conducted by renowned consulting firms specialized in the subject and are detailed in ExhibtV of this Proposal, pursuant to Section 13 of the Reference Form and ICVM 481. Therefore, the payment of the variable compensation is conditioned and proportional to the partial or total fulfillment of the pre-established goals, and may even not be due, in the event that the goals in question are not achieved.

The compensation of the Company’s Management aims to make the managers’ alignment with the shareholders’ objectives and with the Company’s strategy and sustainability compatible, at the same time as it seeks to adequately compensate such executives and maintain and recognize high-performance professionals, with adequate skills and market experience and encouraging a meritocratic culture. To this end, it seeks to balance the responsibilities of the managers, the time dedicated to the functions, the competence, the professional reputation and the value of their services in the market with the fees proposed and evaluated by the Compensation Committee.

It should be noted that the global annual amount proposed above refers to an estimate of the maximum total amount that may be spent by the Company with the compensation of its managers (including the installments of compensation and eventual benefits) in the period between the months of January and December 2022 in line with the period covered by the Reference Form (financial year) referred to in ICVM 481.

As an estimate, even if based on criteria, projections of the value of the shares and values known at the time of its determination (e.g. amount of the fixed compensation), such proposed annual global amount is subject to unpredictable or not yet definitive circumstances on the date of its approval, notably as a result of the following events: (i) the appreciation (or devaluation) of the price of shares issued by the Company, impacting the share-based compensation portion; and (ii) the eventual dismissal of members of the statutory board of officers with the corresponding payment of the amounts resulting from the dismissals.

In this sense, the Company had in the fiscal year of 2021 a global expenditure with the compensation of the Management (Board of Directors and Executive Board of Officers) in the amount of BRL 109,839,260.40 (one hundred and nine million, eight hundred and thirty-nine thousand, two hundred and sixty reais and forty cents) versus the global amount of BRL 150,000,000.00 (one hundred and fifty million reais) approved at the Annual Shareholders’ Meeting of 2021 for such fiscal year, therefore representing BRL 40,160,739.60 (forty million, one hundred and sixty thousand, seven hundred and thirty-nine reais and sixty cents) less than originally approved.

Considering the above issues, in particular the aforementioned unforeseeable or non-definitive circumstances, as well as the change in the compensation strategy adopted for the Board of Directors and reflected for the 12 months in 2022 that, following the best market practices for compensation of Directors with full dedication and also considering the responsibilities attributed by their participation in Advisory Committees, extinguished the payment of variable compensation for members of the Board of Directors, the Company proposes to maintain the global annual amount of compensation that may be attributed to the Management of the Company at the same level as that approved for the 2021 fiscal year - without any increase, therefore -, thus translating into a clear commitment by the Company to continuously offer its shareholders and the market in general scenarios that are as close as possible to reality of the Company and its expected performance and of its managers.

For more information on this matter, see the document contained in Exhibt V of this Proposal, pursuant to Section 13 of the Reference Form and ICVM 481.

(6) To resolve on the form of Indemnity Agreement to be entered into between the Company and certain beneficiaries;

In compliance with CVM Guidance Opinion No. 38, of September 25, 2018 (“PO 38/18”), which recommends the adoption of rules and procedures that mitigate the risks of conflict of interest inherent in the execution of indemnity agreements between the Company and its members of the Board of Directors, of the Statutory Executive Board of Officers, of the Advisory Committees to the Board of Directors and external members of the Statutory Audit Committee, the Company’s management proposes the approval of the general terms and conditions referred to in the form of indemnity agreement, contained in the form of Exhibit VI to this Proposal (“Indemnity Agreement”).

Thus, upon approval of the matter, the Company’s management must comply with the terms set forth in the form submitted to the Shareholders’ Meeting for consideration in any eventual execution of indemnity agreements with its managers and other beneficiaries to be defined by the management, in the interests of the Company.

For more information on this matter, see the document in Exhibits VI and VII of this Proposal, with the information recommended by PO 38/18.

Additional Information and Where to Find It

The documents provided for in the Brazilian Corporations Law and in ICVM 481 were presented to the CVM on the present date, through the Periodic Information System (IPE) and are available to shareholders at the Company’s headquarters, on its Investor Relations’ website (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br) websites.

Reinforcing its commitment to sustainability, Suzano informs that the main policies and positions on the topic of sustainability are available at the Company’s Indicators Center, among which the recently-launched Policy on Climate Change stands out. The Company also annually discloses its non-financial information based on internationally recognized reporting frameworks, such as Sustainability Accounting Standards Board (SASB), Task Force on Climate-related Financial Disclosures (TCFD) and Global Reporting Initiative (GRI). In 2022, seeking to respond to the interest expressed in voting guidance policies issued by large global funds, Suzano anticipated the publication of such information, through the “TCFD Information” and “SASB and GRI Indicators” sections, which can be accessed through the link: https://centraldeindicadores.suzano.com.br/outras-informacoes/. The full content on the main events related to the topic, which took place in 2021, will be released in early May 2022, with the publication of the Annual Sustainability Report and the New Sustainability Center.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer

II.	Comments from Officers (Section 10 - CVM Instruction No. 480/09)

10.1General financial and equity conditions

The Company's consolidated annual information, which is presented throughout item 10 of the Reference Form, was prepared in accordance with the rules of the Brazilian Securities and Exchange Commission (CVM) and the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and is in compliance with International Accounting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The unaudited intermediate and consolidated financial information of the Company, which is also presented in the entire item 10 of the Reference Form, was prepared in accordance with IAS 34 - Intermediate Financial Statements issued by the IASB and with accounting practices adopted in Brazil for intermediate financial statements. (Technical Pronouncement - CPC 21 - “Intermediate Financial Information”). The data contained in this document were obtained from the financial information made available to the CVM. The Company also informs that the information contained in section 10 of the Reference Form was prepared in millions of reais and the balances may differ due to rounding used to maintain the consistency of the document.

a)general financial and equity conditions

The Executive Board understands that the Company has sufficient financial and equity conditions to meet its short and medium term obligations. The Company has focused its efforts in obtaining finding lines with longer terms and more competitive costs.

In the fiscal years ended December 31, 2021, 2020 and 2019, the Company recorded, respectively, a net income of BRL8,635.5 million, a loss of BRL10,714.9 million and a loss of BRL2,814.8 million. The variations in the Company's results in 2021 are mainly due to the positive variation of BRL16,738.3 million in the net financial result and to the operating result of BRL9,736.8. This effect was partially offset by the Income Tax and Social Contribution of BRL7,124.6 million due to the profit for the year.

Adjusted EBITDA in the twelve-month period ended December 31, 2021 was BRL23,471 million, in 2020 it was BRL14,949.5 million and in 2019 it was BRL10,723.6 million. Cash generation, measured by EBITDA, in the twelve-month period ended December 31, 2021 mainly reflects: (a) increase in pulp and paper prices; (b) the appreciation of the Dollar against the Real; and (c) stability of sales volume.

The Company's net equity for the fiscal year ended December 31, 2021 was BRL15,175.1 million, on December 31, 2020 it was BRL7,337.4 million and on December 31, 2019 it was BRL18,088 million. The variation was mainly due to the net income for the year of BRL8,635.5.

As of December 31, 2021, the Company had cash and cash equivalents and financial investments of BRL21,349.1 million, in 2020 it was BRL9,231.9 million and in 2019 it was BRL9,579.5 million. As of December 31, 2021, consolidated net debt totaled BRL58,280.0 million, as of December 31, 2020, BRL63,668.0 million and as of December 31, 2019, BRL54,104.9 million.

During 2021, the Company reduced its net debt in US$ by 15% and concluded the post-merger deleveraging cycle, ending the fiscal year with leverage of 2.4x in US$, measured by net debt/Adjusted EBITDA for the last twelve months. As of December 31, 2020, the index was 4.3x in US dollars. The improvement in the year-on-year comparison was due to higher EBITDA and lower net debt, as a result of the strong cash generation in the year. The significant drop in indebtedness associated with the increase in the liquidity position further strengthens Suzano's solid balance sheet for the new investment cycle related to the Cerrado Project, approved by the Board of Directors in October.

Adjusted EBITDA, in turn, was calculated considering Earnings Before Interest, Taxes, Depreciation and Amortization, less adjustments for non-recurring items, as detailed in item 3.2 of the Reference Form.

b)capital structure

The percentage of capital composed of own capital (Net equity divided by Total Liabilities) was 12.8% in 2021, 7.2% on December 31, 2020, 18.5% on December 31, 2019.

The percentage of capital composed of third-party capital (Demandable Liabilities divided by Total Liabilities) was 87.2% in 2020, 92.8% on December 31, 2019, 81.5% on December 31, 2018.

	Consolidated (amounts expressed in millions of reais) On December 31 of
		AV-%		AV-%		AV-%
	2021	(1)	2020	(1)	2019	(1)
Third-parties’ capital (current and non-current liabilities)	103,800.0	87%	94,463.4	93%	79,820.3	82%
Own Capital (net equity)	15,175.1	13%	7,337.4	7%	18,088.0	18%
Total Capital (third-party capital + own capital)	118,975.1	100%	101,800.8	100%	97,908.2	100%

Vertical analisys (1)
It includes the balance of liabilities realted to non-current assets	-		-		-
Maintained for the sale (2)

There is no provision in the Company's Bylaws for the redemption of shares.

Historically, the Company has financed its operations from a combination of resources arising from: (i) its operating activities; (ii) investments by its shareholders; and (iii) loans and financing contracted with the financial market.

c)Payment capacity in relation to financial commitments assumed

The Company's fundraising and cash management policy is guided by the concept of “liquidity horizon”, which provides the measure of time during which available cash resources, added to operating cash generation and funds from financing contracted and undisbursed, estimated under unfavorable market conditions, are capable of supporting the payment of all obligations contracted for the period, including all amortizations of principal and interest on short-term financing. The available cash balance as of December 31, 2021 is capable of supporting the next three years of long-term debt, as shown in the amortization chart in item 10.1(f) below. For maturities above these periods, we must consider an estimate of operating cash generation.

Based on the above, the Executive Board is committed to maintaining the Company's economic-financial balance, and for this, it relies on existing resources, operating cash generation, access to capital markets and financing at competitive costs, in addition to of several alternatives analyzed by the Company whenever necessary. The Company's officers believe that the operating cash flow, added to cash and cash equivalents, are sufficient to meet the financial commitments contracted.

In the twelve-month period ended December 31, 2021, and in the fiscal years ended December 31, 2020 and 2019, the Company fully complied with its commitments.

d)sources of financing for working capital and investments in non-current assets used

The Company raises funds, when necessary, through financial contracts, which are used to finance the Company's working capital needs and short- and medium-term investments, as well as to maintain cash and cash equivalents at a level that the Company believes be appropriate for the performance of its activities. The Company's financing and loans are detailed in item “10. 1.f.” below.

Working capital financing, as shown in the Financing and Loans table below, was carried out via export financing operations, which allow the matching of the flows of export receipts with the flows of payments of these financings, bringing as an additional advantage the protection of export receivables against exchange rate risk, and through forfaiting operations and letter of credit discounts, when appropriate.

For project financing, the Company contracted loans from Development Banks and other project-oriented financing institutions that offer competitive conditions, including principal and interest payment terms compatible with the flows of returns from the projects, in order to avoid its implementation puts pressure on the Company's capacity to pay.

The Company also used, as financing alternatives, the issuance of senior notes (bonds), such as the placement of debt securities in the international market, and debentures and agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio - CRAs), as the placement of debt securities in the domestic market.

e)sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity deficiencies

The Company has a high level of liquidity and consistent internal cash generation, which, together with access to the capital markets, as indicated in items “10. 1.a.” and “10.1.b.”, are sufficient to equate satisfactorily meet its short- and medium-term commitments. If there are any mismatches between cash and amounts maturing in the short term, the Company may contract new lines of credit for working capital and investments, and these lines of credit will be treated on a case-by-case basis. The sources of financing used by the Company for working capital and for short- and long-term investments are indicated in items “10.1.d” and “10.1.f”.

f)Indebtedness levels and the characteristics of such debts

(i)relevant loan and financing agreements

The Company's consolidated financing and loans as of December 31, 2021, and in the fiscal years ended December 31, 2020 and 2019, had the following sources (in thousands of Reais):

FINANCING AND LOANS

			Consolidated
	Indexer	Average Annual interest rate on 12/31/2021	Maturities	12/31/2021	12/31/2020	12/31/2019
Asset:
Banco Nacional de Desenvolvimento Social (BNDES) - Finem (a)/(b)	Fixed rate/TJLP/TLP/SELIC	7.45%	2022 a 2040	1,980,986	3,322,347	3,174,077
Banco Nacional de Desenvolvimento Social (BNDES) - Finem (b)	Coin basket/US$	4.81%	2023	26,351	26,992	53,927
Banco Nacional de Desenvolvimento Social (BNDES) - Finame (a)	Fixed rate/TJLP/SELIC	-	-	-	-	14,345
FNE - BNB (b)	Fixed rate	-	-	-	-	194,719
FDCO / FINEP (b)	Fixed rate	-	-	-	-	552,501
Financial leasing	CDI/US$			-	-	-
Import financing / ECA	US$/Libor			-	-	-
Working capital:				2,007,337	3,349,339	3,989,569
Export financing (e)	US$/Libor	2.75%	2022 a 2027	20,128,018	21,510,062	18,816,626
Export credit note and Agribusiness Receivables Certificates (f)	CDI / IPCA	10.95%	2022 a 2026	4,565,064	4,347,912	7,215,368
Senior Notes (d)	US$/Fixed rate	4.99%	2025 a 2047	47,225,060	38,011,600	28,015,850
Credit rights fund	Fixed rate	-	-	-	-	-
Rural Producer Credit (g)	CDI	10.57%	2025 a 2026	281,187	276,316	279,143
Debentures (c)	CDI	10.71%	2025 a 2028	5,440,068	5,422,651	5,422,032
Others (h)			2022	(18,105)	(17,998)	(54,262)
				77,621,292	69,550,543	59,694,757
				79,628,629	72,899,882	63,684,326
Current portion (includes interest payable)				3,655,537	2,043,386	6,227,951
Non-current portion				75,973,092	70,856,496	57,456,375

a)If the Long-Term Interest Rate (“TJLP”) exceeds 6% per year, the excess portion is included within the principal and subject to interest. Transactions subject to the Long-Term Rate (“TLP”) are composed of the IPCA and a fixed interest rate from Banco Nacional de Desenvolvimento Social (BNDES).

b)Loans and financing are secured, depending on the contract, by (i) factory mortgages; rural properties; (iii) chattel mortgage of the asset being financed; (iv) shareholder guarantee; and (v) bank guarantee.

c)On June 29, 2018, the Company carried out the 6th issue of debentures not convertible into shares, of the unsecured type, in the amount of BRL 4,681,100,000.00, with interest corresponding to 112.50% of the DI rate, with the payment of the unit par value occurring in two installments, the first due on June 30, 2025 and the second on June 29, 2026. On September 15, 2019, the Company carried out the 8th issue of debentures non-convertible into shares, of the unsecured type, in the amount of BRL 750,000,000.00, with compensatory interest corresponding to 100% of the DI rate plus 1.20%, with semi-annual payments, and payment of the unit face value in a single installment due on September 15, 2028.

In March 2017, Suzano Austria issued Senior Notes in the amount of US$ 300 million due on March 16, 2047, with semi-annual interest payments of 7.00% per year and a final return to investors of 7.38% per year. Additionally, in the last quarter of 2017, Suzano, through its subsidiary Suzano Trading, repurchased Senior Notes in the amount of US$ 456 million and, through Suzano Austria, reopened the issues of Senior Notes in the amounts of (i) US$ 200 million, maturing on July 14, 2026, and interest corresponding to 4.62% per year, to be paid semi-annually, in the months of January and July, and (ii) US$ 200 million maturing on March 16, 2047, with interest corresponding to 6.30% per year, to be paid semi-annually in March and September. In September 2018, there was a new issue of Senior Notes, in the amount of US$ 1.0 billion, with interest of 6.00% per year and due in 2029. In November 2018, Suzano Austria reopened the issue of Senior Notes due on March 16, 2047 in the amount of US$ 500 million, with interest corresponding to 6.85% per year, to be paid semi-annually in March and September. In February 2019, Suzano Austria reopened the September 2018 issue, with a fixed interest rate of 6.00% per year, in the amount of US$ 750 million, maturing in 2029. In May 2019, Suzano Austria reopened the March 2017 issuance in the amount of US$ 250 million due in 2047 and payment of semiannual interest of 7.00% per year and issued Senior Notes in the amount of US$ 1 billion due in January 2030, payment of interest semesters of 5.00% per year. In September 2020, Suzano Austria issued Global Notes in the amount of US$ 750 million due in 2031 and paying interest of 3.75% per year until January 15, 2021, and 4.00% per year. from July 16, 2026. In November 2020, Suzano Austria reopened the Global Notes due in 2031, issued two months earlier, in the amount of U$500 million and the same contractual conditions described above. On July 1, 2021, Suzano Austria issued Senior Notes in the amount of US$1 billion due January 15, 2032, with semi-annual interest payments of 3.125% per year and a final return to investors of 3.280% per year. On September 8, 2021, Suzano Austria issued Senior Notes in the amount of US$500 million maturing on September 15, 2028, with semi-annual interest payments of 2.50% per year and a final return to investors of 2, 70% per year.

d)In December 2018, the Company, through its subsidiary Suzano Europa, contracted a syndicated loan in the amount of US$ 2,300 million, contracted in March 2018, with quarterly interest payments and principal amortization between December 2022 and December 2023. In June 2019, the Company, through its subsidiaries Fibria Overseas Finance and Suzano International Trade, contracted a syndicated loan in the amount of US$750 million with quarterly interest payments and principal amortization between March 2024 and June 2025. On February 14, 2020, the Company, through its wholly-owned subsidiaries Suzano Pulp and Paper Europe S.A., Suzano Austria GmbH and Fibria Overseas Finance Ltd., entered into a syndicated export prepayment agreement in the amount of US$ 850 million, with quarterly interest payments due in February 2026. On April 2, 2020, the Company, through its subsidiary Suzano Pulp and Paper Europe S.A., withdrew US$ 500 million with quarterly interest payments and principal amortization in February 2024, but in August of the same year, settled the amount related to this contract. On February 10, 2021, the Company, through its subsidiary Suzano Europa, contracted a syndicated loan linked to sustainability, in the amount of US$1,570 million, with quarterly interest payments and principal amortization between March 2015 and March 2027.

e)In the third quarter of 2018, two Export Credit Notes were contracted with Banco Safra S.A., totaling BRL 1.3 billion, indexed to CDI, with interest of 0.08% per month, amortization of principal and interest on June 25, 2025 and June 25, 2026, maturing in 2026. Regarding Agribusiness Receivables Certificates, Fibria's open positions at the end of 2019 due to the merger of the companies were included.

f)In the third quarter of 2018, a Financial Rural Producer Certificate was contracted with Banco Safra S.A., with a volume of BRL 275 million, indexed to the CDI, with interest of 0.08% per month, amortization of principal and interests on December 28, 2018 and August 28, 2025 and with maturity in 2026.

g)It mostly refers to the “added value” in relation to the Company's business combination with Fibria, in 2020.

h)On November 18, 2021, the Company raised from Banco Nacional de Desenvolvimento Social (BNDES) the amount of BRL200 million indexed by the TLP, plus fixed interest of 1.77% per year, maturing in November 2034.

Other Financial Agreements

Between 2018 and 2019, the Company contracted swap transaction notes with Banco Bradesco S.A., with a total volume of BRL 5.3 billion, with interest of 96% and 112.5 of the CDI and maturing on January 14, 2022, September 22, 2022, June 22, 2023, December 14, 2023 and June 29, 2026.

On June 6, 2018, the Company entered into an agreement with Banco BNP Paribas Brasil S.A. for derivative operations, in the amount of BRL980 million, bearing interest of 4.05% per year and maturing on February 13, 2023.

On August 10, 13, 16, 20, 2018 and February 20, 2020 and February 22, 2021, the Company signed with Banco Credit Agricole Brasil S.A. contracts for derivative operations, in the total volume of BRL 3.3 billion, with interest of 4.075% per year, 4.069% per year, 4.062% per year and 4.057% per year, 2.488%, 2.35% and maturities on January 2, 2024, February 13, 2026 and March 8, 2027.

Between February and June 2019 and in February 2021, the Company entered into contracts with Banco JP Morgan S.A. for derivative operations, in the total volume of BRL1.3 billion, with an interest rate of 3.25%, 2, 89%, 2.33% and 2.52% per year with maturities between February and June 2024 and March 2027.

On May 03, 06 and 07, 2019, the Company signed contracts with Banco MUFG Brasil S.A. for derivative operations, in the total volume of BRL 270 million, with an interest rate of 95.95%, 95.5% and 96.3% of CDI and maturities on June 22 and August 14, 2023.

On August 10, 13, 16, 20, 2018, the Company entered into contracts with Banco Morgan Stanley S.A. for derivative operations, in the total volume of BRL 2.5 billion, with interest of 4.069% per year, 4.057 % per year, 4.066% per year and 4.054% per year and maturity on January 2, 2024.

On July 31 and August 31, 2018, the Company entered into contracts with Banco Safra S.A. for derivative operations, in the total volume of BRL1.5 billion, with interest of 5.705% per year and 5.60% year and due on July 31 and August 28, 2026.

Between 2018, 2019 and 2020, the Company signed contracts with Banco Santander (Brasil) S.A. for derivative operations, in the total volume of BRL 2 billion, with an interest rate of 96% of the CDI, and interest between 3.20% per year and 4.074% per year and maturities between January 2022 and June 2025.

Between 2018 and 2019, the Company entered into contracts with Banco Itaú Unibanco S.A. for derivative operations, in the total volume of BRL4.6 billion, with an interest rate of 97.38% of the CDI, and interest between 3.34% per year and 5.79% per year and maturities between January 2022 and July 2025.

Amortizations

The amortization schedule of the financial obligations in effect on December 31, 2021, as well as the exposure of the Company's indebtedness by indexes, is presented below:

Portuguese	English
Caixa Físico	Cash on Hand
Linhas Stand-by	Stand-by facilities
Liquidez	Liquidity
Dívida	Debt
2027 em diante	2027 and on

Exposure by Instruments and Indicators on December 31, 2021

Portuguese	English
Exposição por Instrumento	Exposure by instrument
Financiamento de exportação	Export financing
Debênture	Debenture
Fixa	Fixed
Outros	Other
Exposição por Indicador	Exposure by Indicator

(ii)other long-term relationships with financial institutions

Although there are no other debt-related contracts besides the one described above, the Company maintains commercial relations with the main financial agents in the market, aiming at prompt access to credit lines for eventual demands for working capital and investment financing.

(iii)degree of subordination between debts

As of December 31, 2021 and December 31, 2020 and 2019, the Company's indebtedness consisted of secured debt and unsecured debt, with no contractual subordination clause. Thus, in any universal contest of creditors, the subordination between the obligations recorded in the financial statements will take place in the following order, in accordance with Law No. 11,101, of February 9, 2005, as amended: (i) labor claims; (ii) credits with security interest (garantia real) up to the limit of the value of the recorded asset; (iii) tax credits; (iv) credits with special privileges as provided for in Law No. 11,101/2005; (v) credits with general privilege as provided for in Law No. 11,101/2005; (vi) unsecured credits; (vii) fines and pecuniary penalties; and (viii) subordinated credits.

(iv)any restrictions imposed on the Company, in particular, in relation to indebtedness limits and contracting of new debts, the distribution of dividends, the disposal of assets, the issuance of new securities and the disposal of corporate control, as well as whether the issuer has been complying with these restrictions.

The Company has no financial covenants in its current financing contracts. In certain financing contracts there are clauses of non-financial covenants, including, but not limited to, restrictions on disposal of control. These clauses essentially provide for the maximum level of assignment of receivables, guarantees to third parties and sale of operating assets, which are also in compliance.

Additionally, the Company has financial agreements with Banco Nacional de Desenvolvimento Social (BNDES), in which there are certain restrictions and specific obligations, such as (i) prior consent from Banco Nacional de Desenvolvimento Social (BNDES) for merger, spin-off, dissolution, incorporation, reduction or closing of capital or change in effective control, direct or indirect, of the Company, or any other corporate restructuring process involving the Company; (ii) inclusion of Banco Nacional de Desenvolvimento Social (BNDES) in corporate agreements, articles of association, or corporate agreement of a provision that results in restriction or impairment to the ability to pay the financial obligations assumed by the Company.

The Company, in the normal course of its operations, has observed all applicable contractual provisions and states that it is in compliance with all obligations assumed in its financial contracts.

g)Limits of contracted financing and percentages already used

As of December 31, 2021, there were two contracts in force with balances pending disbursement and usage limits. Below are the contracts:

Financial Agent	Agreement	Financing	Indexer	Interest Rate: (%p.a.)	Maturity Date	Disbursements made		Available Balance
						Amount	%	Amount	%
Banco Nacional de Desenvolvimento Social (BNDES)	Credit Limit	BRL 706 million	TLP	IPCA + 3.6%	11/16/2034	BRL 600 million	84.99%	BRL 106 million	15.01%
Banco Nacional de Desenvolvimento Social (BNDES)	Credit Limit	BRL 432 million	SELIC	SELIC + 1.96%	02/15/2040	BRL 432 million	100%	-	-

h)significant changes in each item of the financial statements

Basis of preparation and presentation

Comparative Analysis of Consolidated Results

	Consolidated
	(amounts expressed in millions of reais)
	On December 31,
	2021	AV%(1)	2020	AV-%	Variation %	2019	AV%	Variation %

SALES GROSS REVENUE	48.479,8	118%	35.663,7	117,1%	35,9%	31.395,9	120,7%	13,6%
Deductions from sales	(7.514,4)	-18%	(5.203,5)	-17,1%	44,4%	(5.383,0)	-20,7%	-3,3%
NET REVENUE	49.965,4	100%	30.460,2	100,0%	34,5%	26.012,9	100,0%	17,1%
Costs of products sold	(20.615,6)	-50%	(18.966,3)	-62,3%	8,7%	(20.743,4)	-79,7%	-8,6%
GROSS PROFIT	20.349,8	50%	11.493,9	37,7%	77,0%	5.269,4	20,3%	118,1%

OPERATING REVENUES (EXPENSES)
Sales	(2.291,7)	-6%	(2.174,6)	-7,1%	5,4%	(1.905,2)	-7,3%	14,1%
General and Administrative	(1.577,9)	-4%	(1.443,2)	-4,7%	9,3%	(1.173,3)	-4,5%	23,0%
Result of equity equivalency	51,9	0%	36,1	0,1%	43,8%	31,9	0,1%	13,2%
Other, net	1.648,0	4%	531,1	1,7%	210,3%	405,7	1,6%	30,9%
OPERATING RESULT BEFORE FINANCIAL RESULT	(18.180,1)	44%	8.443,3	27,7%	115,3%	2.628,5	10,1%	221,2%

FINANCIAL RESULT
Expenses	(9.619,8)	-23%	(26.412,9)	-86,7%	-63,6%	(7.218,9)	-27,8%	265,9%
Revenue	272,6	1%	327,5	1,1%	-16,8%	493,2	1,9%	-33,6%
RESULT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	8.832,9	22%	(17.642,1)	-57,9%	-150,1%	(4.097,2)	-15,8%	330,6%

Income tax and social contribution	(197,4)	0%	6.927,2	22,7%	-102,8%	1.282,4	4,9%	440,2%
PROFIT (LOSS) OF THE FISCAL YEAR	8.635,5	21%	(10.714,9)	-35,2%	-180,6%	(2.814,8)	-10,8%	280,7%

(1)	Representation in relation to Net Revenue

Comparative Analysis of Consolidated Results - Twelve-month periods ended December 31, 2021 and 2020

Net Revenue

Suzano's net revenue in the twelve-month period ended December 31, 2021 was BRL40,965.4 million, 34.5% higher than the net revenue recorded in the twelve-month period ended December 31, 2020, of BRL 30,460.3 million, as a result of (i) 33% increase in pulp sales price in US dollars, (ii) 11% increase in US dollar sales price of paper, and (iii) currency exchange depreciation Real x Dollar in the period in question.

Net revenue from pulp sales in the twelve-month period ended December 31, 2021 totaled BRL34,715.2 million, 35.7% higher than the revenue presented in the twelve-month period ended December 31, 2020, as a result of (i) the 33% increase in the pulp sales price in US dollars, and (ii) the depreciation of the Real x Dollar exchange rate in the period in question. Revenue from pulp represented 84.0% of total revenue for the twelve-month period ended December 31, 2020, compared to 84.7% for the twelve-month period ended December 31, 2021.

Pulp revenue from exports was BRL32,376.4 million in the twelve-month period ended December 31, 2021, 35.1% higher than pulp exports in the twelve-month period ended December 31, 2020, as a result of (i) a 32% increase in pulp sales price in US dollars; and (ii) depreciation of the Real x Dollar exchange rate in the period in question.

The average net international pulp price in the twelve-month period ended December 31, 2021 increased 32%, from US$463/ton in the twelve-month period ended December 31, 2020 to US$613/ton in 2021. In the domestic market, the average net price of pulp increased 43.5%, from BRL2,046/ton in the twelve-month period ended December 31, 2020 to BRL2,936/ton in the same period in 2021.

Net revenue from paper sales in the twelve-month period ended December 31, 2021 totaled BRL6,250.2 million, 28.0% higher than the same period of the previous year. Of this revenue, 66.0% came from sales in the domestic market and 34.0% from the foreign market. Net revenue from the domestic market increased by 30.4% compared to the twelve-month period ended December 31, 2020, mainly impacted by the increase in prices, the depreciation of the Real x Dollar currency in the period and the increase in sales volume (+17.4%).

The average international net price of paper in the twelve-month period ended December 31, 2021 was US$933/ton, 18% higher than the price in the same period in 2020. In the domestic market, the average price recorded was BRL 4,746/ton in the twelve-month period ended December 31, 2021, 13% above the price for the same period in 2020.

Cost of Goods Sold (“COGS”)

Suzano's cost of goods sold in the twelve-month period ended December 31, 2021 totaled BRL20,615.6 million, 8.7% higher than the BRL18,966.3 million recorded in the same period in 2020, due to mainly, the inflationary pressure related to the increase in commodity prices, increase of BRL 268.9 million in depreciation, amortization and depletion, and depreciation of the real against the US dollar. This gain was partially offset by the reduction in sales volume in the twelve-month period ended December 31, 2021 when compared to the same period in 2020.

Gross profit

Due to the reasons explained above, gross profit in the twelve-month period ended December 31, 2021 was BRL20,349.8 million, 77.0% higher than the gross profit for the same period in 2020, of BRL11,493.9 million. Suzano's gross margin increased from 37.7% in the twelve-month period ended December 31, 2020, to 49.7% for the same period in 2021, due to the reasons explained above.

Selling and Administrative Expenses

Suzano's selling expenses totaled BRL2,291.7 million in the twelve-month period ended December 31, 2021, 5.4% higher than the amount recorded in the same period in 2020, of BRL2,174.7 million. The variation can be explained by the increase in logistics expenses of BRL80.0 million due to the depreciation of the Real against the US dollar, in addition to the increase in commodities, an increase of BRL20.3 million related to depreciation, amortization and depletion, and an increase in personnel expenses in the amount of BRL13.4 million in the twelve-month period ended December 31, 2021 when compared to the same period in 2020.

Suzano's general and administrative expenses totaled BRL1,577.9 million in the twelve-month period ended December 31, 2021, 9.3% higher than the amount recorded in the same period in 2020 of BRL1,443.2 million. The variation can be explained by the increase in personnel expenses in the amount of BRL 54.2 million, expenses with donations of BRL 25.0 million related to COVID-19, in addition to an increase of BRL 24.6 related to depreciation, amortization and depletion in the twelve-month period ended December 31, 2021 when compared to the same period in 2020.

Other Operating Expenses/Revenues

Suzano's other net operating expenses/revenues totaled BRL1,443.2 million in revenue in the twelve-month period ended December 31, 2021, compared to revenue of BRL531.2 million in the same period in 2020. The variation of the balance refers mainly to the gain excluding ICMS from the PIS/COFINS base in the amount of BRL441.9 million, a gain not observed in 2020, a gain of BRL405.7 million from the sale of properties, equipment and biological asset, in addition to the fair value adjustment of the biological asset, which was BRL299.5 million higher in the twelve-month period ended December 31, 2021, compared to the same period in 2020.

Net Financial Result

The net financial result was a negative BRL9,346.5 million in the twelve-month period ended December 31, 2021, compared to a negative result of BRL26,085.5 million in the same period in 2020. This result mainly reflects a decrease expense with derivative financial instruments by BRL7,826 million and a decrease in expenses with monetary and exchange variations of BRL8,730.1 million. The exchange rate variation on the balance sheet exposure between the opening of January 2021 and the closing of December 2021 contributed to this result, with an accounting impact on the debt in foreign currency, but with a cash effect only on maturities or amortizations of debt.

Income tax and social contribution on profit

Suzano's income tax and social contribution for the twelve-month period ended December 31, 2021 was debtor of BRL197.4 million, compared to a credit of BRL6,297.2 million in the same period in 2020. The increase arises from earnings before income tax as a result of the strong operating result in the period.

Net Profit (Loss)

Due to the above reasons, Suzano recorded a net income of BRL8,635.5 million in the twelve-month period ended December 31, 2021, compared to a net loss of BRL10,714.9 million recorded in the same period of the previous year. This result was impacted by the facts mentioned above.

Comparative Analysis of Consolidated Results - Twelve-month periods ended December 31, 2020 and 2019

Net Revenue

Suzano's net revenue for the twelve-month period ended December 31, 2020 was BRL30,460.3 million, 17.1% higher than the net revenue recorded for the twelve-month period ended December 31, 2019, of BRL 26,013.0 million, as a result of (i) the 12% increase in sales volume, and (ii) the depreciation of the Real x Dollar exchange rate in the period in question.

Net revenue from pulp sales in the twelve-month period ended December 31, 2020 totaled BRL25,578.3 million, 21.6% higher than the revenue presented in the twelve-month period ended December 31, 2019, as a result of (i) the 15% increase in sales volume, and (ii) the depreciation of the Real x Dollar exchange rate in the period in question. Revenue from Pulp represented 80.8% of total revenue for the twelve-month period ended December 31, 2019, compared to 84.0% for the twelve-month period ended December 31, 2020.

Pulp revenue from exports was BRL23,968.8 million in the twelve-month period ended December 31, 2020, 24.9% higher than pulp exports in the twelve-month period ended December 31, 2019, as a result of (i) the 17.0% increase in sales volume; and (ii) depreciation of the Real x Dollar exchange rate in the period in question.

The average net international pulp price in the twelve-month period ended December 31, 2020 decreased by 18%, from US$567/ton in the twelve-month period ended December 31, 2019 to US$463/ton in 2020. In the domestic market, the average net price of pulp decreased by 7%, from BRL2,207.0/ton in the twelve-month period ended December 31, 2019 to BRL2,046.0/ton in the same period in 2020.

Net revenue from paper sales in the twelve-month period ended December 31, 2020 totaled BRL4,882.0 million, 2.1% lower than the same period of the previous year. Of this revenue, 68.8% came from sales in the domestic market and 31.2% from the foreign market. Net revenue from the domestic market decreased by 3.5% compared to the twelve-month period ended December 31, 2019, mainly impacted by the 6% lower sales volume due to the global scenario of COVID-19.

The average international net price of paper in the twelve-month period ended December 31, 2020 was US$788.0/ton, 16.7% lower than the price in the same period in 2019. In the domestic market, the average price recorded was BRL4,188.2/ton in the twelve-month period ended December 31, 2020, 2.7% above the price for the same period in 2019.

Cost of Goods Sold (“COGS”)

Suzano's cost of goods sold in the twelve-month period ended December 31, 2020 totaled BRL18,966.3 million, 8.6% lower than the BRL20,743.5 million recorded in the same period in 2019, due to mainly to an 85% decrease in the amortization of surplus value of inventories, resulting from the business combination with Fibria, in the amount of BRL2,409.1 million in the twelve-month period ended December 31, 2019. This gain was partially offset for operating expenses to combat COVID-19 of BRL95.0 million.

Gross profit

Due to the reasons explained above, gross profit in the twelve-month period ended December 31, 2020 was BRL11,493.9 million, 118.1% higher than the gross profit for the same period in 2019, of BRL5,269.5 million. Suzano's gross margin increased from 20.3% in the twelve-month period ended December 31, 2019, to 37.7% for the same period in 2020, due to the reasons explained above.

Sales and Administrative Expenses

Suzano's selling expenses totaled BRL2,174.7 million in the twelve-month period ended December 31, 2020, 14.1% higher than the amount recorded in the same period in 2019, of BRL1,905.3 million. The variation can be explained by the increase in logistics expenses of BRL 234.5 million, which was impacted by the higher sales volume in the period in addition to the depreciation of the Real x Dollar exchange rate in the period in question.

Suzano's general and administrative expenses totaled BRL1,443.2 million in the twelve-month period ended December 31, 2020, 23.0% higher than the amount recorded in the same period in 2019 of BRL1,173.4 million. The variation can be explained by the increase in personnel expenses in the amount of BRL219.8 million, in addition to spending on donations of BRL48.6 million and additional operating expenses of BRL41.1 million, both related to COVID-19.

Other Operating Expenses/Revenues

Suzano's other net operating expenses/revenues totaled BRL531.2 million in revenue in the twelve-month period ended December 31, 2020, compared to revenue of BRL405.8 million in the same period in 2019. The variation of the balance mainly refers to the fair value adjustment of the biological asset, which was BRL281.1 million higher in the twelve-month period ended December 31, 2020, partially offset by a gain in the twelve-month period ended December 31, 2019 of BRL128.1 million referring to the exclusion of ICMS from the PIS/COFINS base, a gain not observed in 2020.

Net Financial Result

The net financial result was negative by BRL26,085.5 million in the twelve-month period ended December 31, 2020, compared to a negative result of BRL6,725.8 million in the same period in 2019. This result mainly reflects an increase expense with derivative financial instruments by BRL8,347.4 million and an increase in expenses with monetary and exchange variations of BRL10,566.1 million. The exchange rate variation on the balance sheet exposure between the opening of January 2020 and the closing of December 2020 contributed to this result, with an accounting impact on the debt in foreign currency, but with a cash effect only on maturities or amortizations of debt.

Income tax and social contribution on profit

Suzano's income tax and social contribution for the twelve-month period ended December 31, 2020 was credited by BRL6,927.2 million, compared to a credit of BRL1,282.5 million in the same period in 2019. This increase is due to the increase in pre-tax loss as a result of a high financial loss in the period.

Net Profit (Loss)

Due to the above reasons, Suzano recorded a net loss of BRL 10,714.9 million in the twelve-month period ended December 31, 2020, compared to a net loss of BRL 2,814.7 million recorded in the same period of the previous year. This result was impacted by the facts mentioned above.

Comparative Analysis of Consolidated Results - Fiscal years ended on December 31, 2019 and 2018

Net Revenue

Suzano's net revenue in 2019 was BRL26,013.0 million, 93.6% higher than the net revenue recorded in 2018, of BRL13,437.3 million, as a result of (i) the increase in revenue as a result of the acquisition of Fibria, which presented net revenue of BRL18,264.5 million in 2018, and (ii) depreciation of the Real x Dollar exchange rate in the period in question. These effects were partially offset by the devaluation of the pulp list price in US dollars.

Net revenue from pulp sales in 2019 totaled BRL21,027.7 million, 139.4% higher than the revenue presented in 2018, due to (i) the increase in revenue as a result of the acquisition of Fibria, which presented net revenue of BRL18,167.3 million in 2018, and (ii) depreciation of the Real x Dollar exchange rate in the period in question. These effects were partially offset by the devaluation of the pulp list price in US dollars. Revenue from Pulp represented 65.3% of total revenue in 2018, compared to 80.8% in 2019.

Pulp revenue from exports was BRL19,193.8 million in 2019, 138.8% higher than pulp exports in 2018, due to (i) an increase in revenue as a result of the acquisition of Fibria, which presented net revenue of BRL16,530.2 million in 2018, and (ii) depreciation of the Real x Dollar exchange rate in the period in question. These effects were partially offset by the devaluation of the pulp list price in US dollars. Export revenue represented 73.8% in 2019.

The average net international price of pulp in 2019 decreased by 24%, from US$746/ton in 2018 to US$567/ton in 2019. In the domestic market, the average net price of pulp decreased by 12%, from BRL2,498 /ton in 2018 to BRL 2,207/ton in 2019.

Net revenue from paper sales in 2019 totaled BRL4,985.3 million, 7.1% higher than the previous year. Of this revenue, 69.8% came from sales in the domestic market and 30.2% from the foreign market. The breakdown of Suzano's total revenue from paper sales in 2019 was 84.1% in South and Central America (including Brazil), 7.7% in North America and 8.2% in other regions. Net revenue from the domestic market increased by 5.4% compared to 2018, mainly impacted by the Brazilian macroeconomic scenario, and net revenue from exports increased by 11.2%, reflecting the higher sales volume and due to the depreciation of the Real x Dollar exchange rate in the period in question.

The average international net price of paper in 2019 was US$946/ton, 4% lower than the price in 2018. In the domestic market, the average price recorded was BRL4,078/ton in 2019, 8% above the price in 2018.

Cost of Goods Sold (“COGS”)

Suzano's cost of goods sold in 2019 totaled BRL20,743.5 million, 199.8% higher than the BRL6,918.3 million recorded in 2018, mainly due to (i) the consolidation of Fibria, which had a cost of goods sold of BRL9,904.4 million in 2018; (ii) BRL2,844.7 million in amortization of the fair value adjustment related to the acquisition of Fibria and Facepa; (iii) increase in variable costs of BRL6,869.8 million; (iv) higher volume of stoppages and; (v) higher freight cost per ton.

Gross profit

Due to the reasons explained above and as a result of the consolidation of Fibria, which in 2018 presented a gross profit of BRL8,360 million, Suzano's gross profit was BRL5,269.5 million in 2019, 19.2% lower than the gross profit of 2018, of BRL6,519.0 million. Suzano's gross margin decreased from 48.5% in 2018 to 20.3% in 2019, mainly as a result of the reduction in the price of pulp in dollars.

Sales and Administrative Expenses

Suzano’s selling expenses totaled BRL 1,905.3 million in 2019, 218.2% higher than the amount recorded in 2018 of BRL 598.7 million, and the “selling expenses over net revenue” indicator was 7.3%. The variation can be explained by (i) the consolidation of Fibria, which in 2018 had a selling expense of BRL812.8 million, and (ii) BRL820.7 million referring to the amortization of the fair value adjustment of the acquisition of Fibria.

Suzano's administrative expenses totaled BRL 1,173.4 million in 2019, 42.2% higher than the amount recorded in 2018, of BRL 825.2 million. The indicator “administrative expenses over net revenue” was 4.5%. This variation is mainly due to (i) the consolidation of Fibria, which had a total of BRL392.1 million in general and administrative expenses in 2018, (ii) an increase of BRL172.9 million in personnel expenses, (iii)) an increase of BRL88.3 million in services and (iv) an increase of BRL95.6 million in other expenses that include corporate expenses, insurance, materials (use and consumption), social projects and donations, travel and accommodation in 2019 compared to the same period in 2018.

Other Operating Expenses/Revenues

Suzano's other net operating expenses/revenues totaled BRL405.8 million in revenue in 2019, compared to an expense of BRL96.9 million in 2018. The variation in the balance mainly refers to (i) the increase in the amount of BRL314.6 million in the fair value adjustment of the biological asset due to the change in accounting practice, (ii) a gain of BRL87.0 million from the sale of legal credits (Eletrobras - Centrais Elétricas Brasileiras S.A. credits) in the 2019, and (iii) in 2019 Suzano received favorable final legal decisions related to the claim for exclusion of ICMS from the PIS and COFINS tax base, therefore in the fourth quarter of 2019, Suzano recorded an asset of BRL 128.1 million related to the PIS and COFINS credit, in the Recoverable Taxes account and a gain in the “Other operating results” account.

Net Financial Result

The net financial result was negative by BRL6,725.8 million in 2019, compared to a negative result of BRL4,842.5 million in 2018. This result mainly reflects (a) an increase in interest on loans and financing of BRL2,325.3 million, due to the higher volume of funding already mentioned above, (b) increase in expenses with monetary and exchange variation in the amount of BRL898.3 million, due to the variation in the exchange rate on the balance sheet exposure between the opening and the closing of the year, with an accounting impact on the debt in foreign currency, but with a cash effect only on debt maturities or amortizations, (c) a decrease in the result of operations with derivatives in the amount of BRL1,659.9 million.

Income tax and social contribution on profit

Suzano's income tax and social contribution in 2019 was a credit of BRL1,282.5 million, compared to a credit of BRL154.5 million in 2018. The increase is due to the increase in the loss before the tax.

Net Profit (Loss)

Due to the above reasons, Suzano recorded a net loss of BRL 2,814.7 million in 2019, compared to a net income of BRL 318.5 million recorded in the previous year. This result was impacted by the facts mentioned above.

Suzano's net income (loss) before taxes decreased by BRL4,260.4 million, from a gain of BRL163.2 million in 2018 to a loss of BRL4,097.2 million in the same period in 2019.

Comparative Analysis of the Consolidated Balance Sheets

	Consolidated (Amounts expressed in millions of reais)
	December 31,		December 31,		December 31,		Dec 31, 21 vs.		Dec 31, 2020 vs. 2019
ASSET CURRENT	2021	%	2020	%	2019	%	dec 31,20%		dec 31,19%
Cash and cash equivalents	13.590,8	11,4%	6.835,1	6,7%	3.249,1	3,3%	6.755,7	98,8%	3.585,9	110,4%
Marketable securities	7.508,3	6.3%	2.212,1	2,2%	6.150,6	6,3%	5.296,2	239,4%	(3.938,6)	-64,0%
Trade accounts receivable	6.531,4	5.5%	2.915,2	2,9%	3.035,8	3,1%	3.616,2	124%	(120,6)	-4,0%
Inventories	4.637,5	3.9%	4.009,3	3,9%	4.685,6	4,8%	628,2	15,7%	(676,3)	-14,4%
Recoverable taxes	360,7	0.3%	406,9	0,4%	997,2	1,0%	(46,2)	-11,3%	(590,4)	-59,2%
Derivative financial instruments	470,2	0,4%	484,0	0,5%	260,3	0,3%	(13,8)	-2,9%	223,8	86,0%
Advances to suppliers	59,6	0,1%	43,2	0,0%	170,5	0,2%	16,4	38,1%	(127,3)	-74,7%
Other assets	6,6	0,0%	7,6	0,0%		0,0%	(1,0)	-13,2%	7,3	-
	937,8	0,8%	731,4	0,7%	335,1	0,3%	206,4	28,2%	396,3	118,3%
			17.664,7
Assets held for sale		0,0%	313,3	0,3%	0,0	0,0%	(313,3)	0,0%	313,3	#DIV/0
Total current asset	34.102,9	28,7%	17.958,0	17,6%	18.884,2	19,3%	16.144,9	89,9%	(926,2)	-4,9%
NON-CURRENT
Marketable securities	250,0	0,2%	184,8	0,2%	179,7	0,2%	65,2	35,3%	5,1	0,0%
Recoverable taxes	1.269,2	1,1%	834,6	0,8%	708,9	0,7%	434,6	52,1%	125,7	17,7%
Deffered income tax and social contribution	8.729,9	7,3%	8.677,0	8,5%	2.134,0	2,2%	52,9	0,6%	6.543,0	306,6%
Derivative financial instruments	971,9	0,8%	857,4	0,8%	838,7	0,9%	114,5	13,4%	18,7	2,2%
Advances to suppliers	1.282,8	1,1%	1015,1	1,0%	1.087,1	1,1%	267,7	26,4%	(72,0)	-6,6%
Judicial deposits	300,7	0,3%	257,8	0,3%	268,7	0,3%	42,9	16,6%	(10,9)	-4,1%
Other assets	296,8	0,2%	235,3	0,2%	228,9	0,2%	61,5	26,1%	6,5	2,8%
	13.101,3	11,0%	12.062,0	11,8%	5.446,1	5,6%	1.039,3	8,6%	6.615,9	121,5%
		0,0%
Biological assets	12.248,7	10,3%	11.161,2	11,0%	10.571,5	10.8%	1.087,5	9,7%	589,7	5,6%
Investments	524.1	0,4%	359,1	0,4%	322,4	0,3%	165,0	46,0%	36,6	11,4%
Property, plant and equipment	38.169,7	32,1%	39.156,9	38,5%	41.120,9	42,0%	(987,2)	-2,5%	(1.964,1)	-4,8%
Right of use	4.794,0	4,0%	4.344,1	4,3%	3.850,2	3.9%	4499	10,4%	493,8	0,0%
Intangible	16.034,4	13,5%	16.759,5	16,5%	17.712,8	18.1%	(725,1)	-4,3%	(953,3)	-5,4%
Total non-current asset	84.872,2	71,3%	83.842,8	82,4%	79.024,0	80,7%	1.029,4	1,2%	4.818,8	6,1%
TOTAL ASSET	118.975,1	100,0%	101.800,7	100,0%	97.908,2	100,0%	17.174,4	16,9%	3.892,5.	4,0%

	Consolidated (Amounts expressed in millions of reais)
LIABILITIES	December 31, 2021%		December 31, 2020%		December 31, 2019%		dec 31,21 x dec 31,20	Variations dec 31,20 x % dec 31,19%
CURRENT
Suppliers	3.288,9	2,8%	2.361,1	2,3%	2.376,5	2,4%	927,8	39,3%	(15,4)	-0,6%
Loans, financing and debentures	3.655,5	3,1%	2.043,4	2,0%	6.228,0	6,4%	1.612,1	78,9%	(4.184,6)	-67,2%
Lease accounts payable	623,3	0,5%	620,2	0,6%	656,8	0,7%	3,1	0,5%	(36,7)	0,0%
Derivative financial instruments	1.563,4	1,3%	1.991,1	2,0%	893,4	0,9%	(427,7)	-21,5%	1.097,7	122,9%
Taxes payable	339,6	0,3%	170,5	0,2%	307,6	0,3%	169,1	99,2%	(137,2)	-44,6%
Payroll and charges	590,5	0,5%	492,7	0,5%	400,4	0,4%	97,8	19,8%	92,3	0,0%
Liabilities for assets acquisitions and subsidiaries	99,0	0,1%	101,5	0,1%	94,4	0,1%	(2,5)	-2,5%	7,1	7,5%
Dividends payable	919,1	0,8%	6,2	0,0%	5,7	0,0%	912,9	14648,1	0,5	9,0%
Advance from customers	103,7	0,1%	25,2	0,0%	60,0	0,1%	78,5	312,0%	(34,8)	-58,0%
Other liabilities	368,2	0,3%	360,9	0,4%	456,3	0,5%	7,3	2,0%	(95,4)	-20,9%
Total current liabilities	11.551,2	9,7%	8.172,8	8,0%	11.479,2	11,7%	3.378,4	41,3% (3.306,4) -28,8%
NON-CURRENT Loans, financing and debentures	75.973,1	63,9%	70.856,5	69,6%	57.456,4	58,7%	5.116,6	7,2%	13.400,1	0,0%
Lease accounts payable	5.269,9	4,4%	4.571,6	4,5%	3.327,2	3,4%	698,3	15,3%	1.244,4	0,0%
Derivative financial instruments	6.331,1	5,3%	6.126,3	6,0%	2.024,5	2,1%	204,8	3,3%	4.101,8	202,6%
Liabilities for assets acquisitions and subsidiaries	306,9	0,3%	400,7	0,5%	447,2	0,5%	(93,8)	-23,4%	(46,5)	-10,4%
Provision for judicial liabilities	3.232,6	2,7%	3.256,0	3,2%	3.512,5	3,6%	(23,4)	-0,7%	(256,5)	-7,3%
Actuarial liabilities	675,1	0,6%	785,0	0,8%	736,2	0,8%	(109,9)	-14,0%	48,9	6,6%
Deferred taxes and social contribution	0,0	0,0%	0,6	0,0%	578,9	0,6%	(0,6)	-100%	(578,3)	-99,99%
Share-based compensation plans	167,0	0,1%	195,1	0,2%	136,5	0,1%	(28,1)	-14,4%	58,6	43,0%
Advance from customers	149,6	0,1%	0,0	0,0%	0,0	0,0%	149,6	-	-	-
Other liabilities 143,5		0,1%	98,8	0,1%	121,7	0,1%	44,7	45,3% (23,0) -18,9%
Total non-current liabilities 92.248,8		77,5%	86.290,5	84,8%	68.341,1	69,8%	5.958,3	6,9% 17.949,5 26,3%
NET EQUITY Share Capital	9.235,5	7,8%	9.235,5	9,1%	9.235,5	9,4%	-	0,0%	-	0,0%
Capital reserves	15,5	0,0%	10,6	0,0%	6.416,9	6,6%	4,9	46,1%	(6.406,3)	-99,8%
Treasury shares	-218,3	-0,2%	-218,3	-0,2%	-218,3	-0,2%	-	0,0%	-	0,0%
Profit reserves	3.927,8	3,3%	0,0	0,0%	317,1	0,3%	3.927,8	-	(317,1)	-100,0%
Equity evaluation adjustments	2.144,9	1,8%	2.129,9	2,1%	2.221,3	2,3%	(15,0)	-0,7%	(91,4)	-4,1%
Accumulated results		0,0%	-3.926,0	-3,9%	0,0	0,0%	3.926,0	0,0%	(3.926,0)	0,0%
Controlling Shareholder's net equity	15.075,5	12,7%	7.231,8	7,1%	17.972,6	18,4%	7.843,7	108,5%	(10.740,8)	-59,8%
Non-controlling interest	99,6	0,1%	105,6	0,1%	115,3	0,1%	(6,0)	-5,7%	(9,7)	-8,4%

Total net equity	15.175,1	12,8%	7.337,4	7,2%	18.088,0	18,5%	7.837,7	106,8% (10.750,5) -59,4%
TOTAL LIABILITIES AND NET EQUITY	118.975,1	100,0% 101.800,8		100,0% 97.908,2		100,0%	17.174,3	16,9% 3.892,6 4,0%

Comparative Analysis of the Consolidated Balance Sheets - As of December 31, 2021 and December 31, 2020

Current assets

Current assets were BRL34,102.9 million as of December 31, 2021, compared to a balance of BRL17,958.0 million as of December 31, 2020, representing an increase of 89.9% or BRL16,144.9 million. The share of current assets, as of December 31, 2021, represented 28.7% of total assets, compared to 17.6% as of December 31, 2020.

The variation was mainly due to the increase of BRL12,052.0 million in cash and cash equivalents and financial investments, mainly due to cash generated from operations of BRL4,103.0 million and cash received from the sale of assets of BRL1,227.7, on the other hand, there was a reduction in payments for derivative operations in the amount of BRL2,544.4 and loans and financing in the amount of BRL6,263.0 and an increase of BRL3,616.2 in accounts receivable from customers, mainly due to, the increase in the average net sales price of pulp was US$ 608/ton in 2021 (+33% vs. 2020), while in BRL, the average net price was BRL3,279/ton (+37% vs. 2020) and an exchange rate increase of 7.39%, being BRL5.5805 on December 31, 2021 compared to BRL5.1967 on December 31, 2020.

Non-Current Assets

Non-current assets were BRL84,872.2 million on December 31, 2021 and BRL83,842.8 million on December 31, 2020, representing an increase of 1.2% or BRL1,029.4 million. The share of non-current assets, as of December 31, 2021, represented 71.3% of total assets, compared to 82.4% as of December 31, 2020.

The variation was mainly due to the gain update of the fair value of BRL763.1 million, addition of BRL3,807.6 and depletion of BRL3,189.7.

Current Liabilities

Current liabilities were BRL11,551.2 million as of December 31, 2021, compared to a balance of BRL8,172.8 million as of December 31, 2020, representing an increase of 41.3% or BRL3,378.4 million. The share of current liabilities in relation to total liabilities as of December 31, 2021 was 9.7% compared to 8.0% as of December 31, 2020.

The variation was mainly due to the increase of BRL1,612.1 in loans, financing and debentures, mainly due to the transfer of amounts from the long term to the short term of Agribusiness Receivables Certificate, an increase of BRL927.8 million in suppliers, mainly in domestic suppliers due to price updates by economic indices such as gas and fuel, increase of BRL912.9 in dividends payable, mainly, mandatory minimum dividends proposed by the Company's Management of BRL913.1 and reduction of BRL427.7 million in derivative financial instruments, mainly due to the lower volume of contracts on December 31, 2021.

Non-Current Liabilities

Non-current liabilities were BRL92,248.8 million as of December 31, 2021, compared to a balance of BRL86,290.5 million as of December 31, 2020, which represented an increase of 6.9% or BRL5,958, 3 million. The share of non-current liabilities in relation to total liabilities went to 77.5% on December 31, 2021, compared to 84.8% on December 31, 2020.

The variation was mainly due to the increase of BRL5,116.6 million in loans, financing and debentures, mainly due to the contracting of Sustainability-linked Notes, partially offset by the settlement of Export Prepayment (PPE) and Banco Nacional de Desenvolvimento Social (BNDES).

Net Equity

Net equity was BRL15,175.1 million as of December 31, 2021, compared to a balance of BRL7,337.4 million as of December 31, 2020, representing an increase of 106.8% or BRL7,837.7 million. Net equity increased to 12.8% of total liabilities as of December 31, 2021, compared to 7.2% of total liabilities as of December 31, 2020.

The variation was mainly due to the profit for the year of BRL8,635.5 million, absorbing BRL3,926.0 million related to accumulated losses from previous periods, constituting BRL4.9 million of capital reserve, BRL235.0 million of legal reserve, BRL812.9 million of tax incentive reserves, BRL2,513.7 million of capital increase reserve, BRL279.3 million of special statutory reserve, BRL86.9 million of reserve for the distribution of dividends and BRL913.1 million of proposed mandatory minimum dividends.

Comparative Analysis of the Consolidated Balance Sheets - As of December 31, 2020 and December 31, 2019

Current assets

Current assets were BRL17,958.0 million as of December 31, 2020, compared to a balance of BRL18,884.2 million as of December 31, 2019, representing a decrease of 4.9% or BRL926.2 million. The share of current assets, as of December 31, 2020, represented 17.6% of total assets, compared to 19.3% as of December 31, 2019.

The variation was mainly due to the decrease of BRL676.3 million in inventories, mainly due to the decrease of BRL1,148.4 million in inventories of finished pulp products related to sales above the volume produced as a counterpart to the increase of BRL403.1 million of raw material inventories for the maintenance of the logistics chain, of BRL590.4 million of recoverable taxes, mainly resulting from the reduction of BRL363.7 million in income tax due to compensation with social security and withheld income tax from third parties, of BRL352.6 million in cash and cash equivalents and financial investments and an increase of BRL403.8 million in other assets arising from the sale of wood of BRL200.0 million from the sale of ICMS/ES credits net of discount of 7% in the amount of BRL129.0 million, BRL313.3 million of assets held for sale arising from the sale of rural properties and forests (standing wood) resulting from the transaction with Bracell and Turvinho, disclosed in the explanatory note 1.2.2. of the 2020 financial statement.

Non-Current Assets

Non-current assets were BRL83,842.8 million on December 31, 2020 and BRL79,024.0 million on December 31, 2019, representing an increase of 6.1% or BRL4,818.8 million.

The variation was mainly due to the increase of BRL6,543.0 million in deferred income tax and social contribution, mainly related to the exchange rate variation of BRL4,111.00 million and losses with derivatives of BRL1,685.4 and a decrease of BRL1,964.1 million in property, plant and equipment, mainly due to the amortization of capital gains of BRL836.4.

Current Liabilities

Current liabilities were BRL8,172.8 million as of December 31, 2020, compared to a balance of BRL11,479.1 million as of December 31, 2019, representing a decrease of 28.8% or BRL3,306.4 million. The share of current liabilities in relation to total liabilities as of December 31, 2020 was 8.0% compared to 11.7% as of December 31, 2019.

The variation was mainly due to the decrease of BRL4,184.6 in loans, financing and debentures, mainly due to the settlement of the Certificate of Agribusiness Receivables and Export Prepayment and BRL137.2 million in taxes payable, mainly on federal taxes BRL121.9 million, and an increase of BRL1,097.7 million in derivative financial instruments, mainly due to the loss on derivatives due to mark-to-market due to the increase in the dollar exchange rate on December 31, 2020.

Non-Current Liabilities

Non-current liabilities were BRL86,290.5 million as of December 31, 2020, compared to a balance of BRL68,341.0 million as of December 31, 2019, which represented an increase of 26.3% or BRL17,949, 5 million. The share of non-current liabilities in relation to total liabilities increased to 84.8% on December 31, 2020, compared to 69.8% on December 31, 2019.

The variation was due to the increase of BRL13,400.1 million in loans, financing and debentures, mainly due to the contracting of Senior Notes (Bonds) and Export Prepayment, BRL4,101.8 in derivative financial instruments, mainly due to loss on derivatives due to mark-to-market due to the increase in the US dollar exchange rate on December 31, 2020, BRL1,244.4 in lease payables, mainly due to the addition of BRL858.1 of land and plot, and decrease of BRL578.3 million in deferred income tax and social contribution.

Net equity

Net equity was BRL7,337.4 million as of December 31, 2020, compared to a balance of BRL18,088.0 million as of December 31, 2019, representing a decrease of 59.4% or BRL10,750.5 million. Net equity went to 7.2% of total liabilities on December 31, 2020, compared to a percentage of 18.5% on December 31, 2019.

The variation was mainly due to the loss for the year of BRL10,714.9, absorbing BRL6,406.3 from the capital reserve balance and BRL317.1 million from the profit reserve balance. A balance of BRL3,926.0 of accumulated losses was also recorded.

Comparative Analysis of Consolidated Cash Flows

	Consolidated
	(Amounts expressed in millions of reais)
	On December 31,
	2021	2020	2019
Cash provided by operating activities	17.637,5	13.124,6	7.576,4
Cash used in investing activities, net	(10.358,7)	(736,4)	(11.695,0)
Cash (used) generated in the financing activities	(1.573,9)	(9.785,1)	3.141,8
Effects of exchange variation in cash and cash equivalents	1.050,8	982.8	(161.5)
Increase/reduction of cash and cash equivalents	6,755.7	3,585.9	(1,138.3)

Comparative Analysis of Cash Flow Statements - fiscal years ended on December 31, 2021, 2020 and 2019

Operating Activities

Operating activities generated net cash in the amount of BRL17,637.5 in 2021. This generation is mainly associated with a gross profit of BRL8,635.5, a reduction in the effects of exchange and monetary variations of BRL3,800.8, which significantly influenced loans, financing and debentures, losses with derivatives, net of BRL1,597.7 and an increase in deferred income tax and social contribution of BRL94.7, due to the fluctuation in the rate of BRL5.1967 on December 31 2020 compared to BRL5.5805 on December 31, 2021.

Operating activities generated net cash in the amount of BRL13,124.6 in 2020. This generation is mainly associated with a gross profit of BRL11,493.9 and an improvement in working capital in accounts receivable, inventories and suppliers.

Operating activities generated net cash in the amount of BRL7,576.4 million in the fiscal year ended December 31, 2019. This generation is mainly associated with a gross profit of BRL5,269.5 million and an improvement in working capital in accounts receivable and inventories.

Investment Activities

In 2021, investment activities consumed net cash of BRL10,358.7. The amount invested is mainly composed of the acquisition of fixed assets in the amount of BRL2,150.6, acquisition of biological assets in the amount of BRL3,807.6 and consumption of BRL5,216.9 of financial investments, net, partially offset by the receipt in the sale of assets, mainly through the sale of BRL395.8 million of forests (standing wood) to Bracell and BRL630.4 million of land to Turvinho. Additionally, we received BRL50.0 million from Bracell registered as escrow account for the sale of forests (standing timber).

In 2020, investment activities consumed net cash of BRL736.4. The amount invested is mainly composed of the acquisition of fixed assets in the amount of BRL1,503.2 and the acquisition of biological assets in the amount of BRL3,392.2 offset by the inverse effect of BRL3,841.4 from financial investments, net.

In the fiscal year ended December 31, 2019, investment activities consumed net cash of BRL11,695.0 million. The amount invested is mainly composed of the acquisition of Fibria in the amount of BRL26,002.5 million, the acquisition of fixed, intangible and biological assets in the amount of BRL4,868.4 million, offset by the reverse effect of BRL19,378.9 million from financial investments, net.

Financing Activities

In 2021, BRL1,573.9 million of net cash was consumed in financing activities. The use of cash included the settlement of BRL15,469.4 in loans, financing and debentures, BRL1,921.3 in derivative operations and BRL1,012.1 in leasing contracts. This effect was offset by the raising of loans and financing and debentures in the amount of BRL16,992.0 million, which consisted mainly of BRL8,481.8 in export prepayments (EPP), BRL5,005.5 of Sustainability-linked Notes 2032 (“Notes 2032”) and BRL2,609.5 of total Repurchase of Senior Bonds 2024.

In 2020, BRL9,785.1 million of net cash was consumed in financing activities. The use of cash included the settlement of BRL19,092.8 in loans, financing and debentures and BRL4,465.6 in derivative operations. This effect was offset by the raising of loans and financing and debentures in the amount of BRL14,761.7 million, which consisted mainly of BRL4,899.1 in export prepayments, BRL2,638.2 in revolving credits (Revolving credit facility), BRL6,640.3 in Senior Notes (Bonds) and BRL531.7 in contracts with Banco Nacional de Desenvolvimento Social (BNDES).

In the fiscal year ended December 31, 2019, BRL3,141.8 million of net cash was generated in financing activities. Cash generation included the raising of loans and financing and debentures in the amount of BRL18,993.8 million, consisting mainly of BRL4,340.3 million in export prepayments (EPP), BRL4,750.0 million in debentures, BRL8,061.4 million in senior notes (Bonds), and BRL1,813.8 million in advances on foreign exchange contracts (ACC). On the other hand, BRL 13,994.7 million of indebtedness were settled.

10.2Comments from the Officer on:

a)results of the Company's operations

Please find below the comments made by Suzano's Statutory Executive Board of Officers corresponding to the analysis (i) of the important components of revenue, and (ii) of the main factors that materially affected the operating results, which in both cases are: level of sales (volume and revenue by product), sales destination (mix between national market and different export regions), market share and prices. Other exogenous factors, over which the Company has little or no control, are discussed in item “10. 2.b “.

In 2019, the joint operation of the companies Suzano Celulose e Papel and Fibria Celulose began after the merger of the two companies.

Pulp Sales

In the fiscal years ended December 31, 2021, 2020 and 2019, the Company's pulp sales represented, respectively, 84.7%, 84.0% and 80.8% of its total net operating revenue. The volume of exports represented 92.5%, 92.7% and 91.2% of the total volume of pulp sold in the same periods. Export sales volume was 9.8 million tons, 10.0 million tons and 8.6 million tons in the fiscal years ended December 31, 2021, 2020 and 2019, respectively.

Total pulp sales	Fiscal year ended December 31,
	2021	2020	2019
Company Sales (in thousand tons)
Domestic sales volume	787	787	831
Sales volume in the foreign market	9,789	10,036	8,581
Total sales volume	10,586	10,823	9,412
Company's Net Operating Revenue (in BRL million)
Domestic market sales	32,376.4	23,968.8	1,833.9
Sales in the foreign market	2,338.8	1,609.4	19,193.8
Total net operating revenue	34,715.2	25,578.3	21,027.7

Pulp Sales Destination

The Company seeks to sell its production with a focus on profitability. For this, the allocation of sales prioritizes the most profitable markets and customers, within the margin allowed by the commercial policy.

Pulp Revenue by Region 1	2021	2020	2019
Europe	30%	25%	28%
Asia	46%	51%	46%
Brazil	7%	6%	9%
North America	16%	17%	17%
South / Central America	1%	1%	0%

1- Data made available annually by the Company.

Also in line with our commercial policy, we seek a balance in pulp sales to the different paper segments. The sanitary paper segment stands out, which in 2019 remained with a significant share in our sales mix, being the main segment served by Suzano.

Pulp sales by segment 1	2021	2020	2019
Sanitary Purposes	63%	64%	58%
Print & Write	17%	16%	20%
Specialties	13%	12%	11%
Others	7%	8%	11%

1- Data made available annually by the Company.

Pulp Price

The average net dollar sales price of Suzano's pulp (domestic and foreign markets) was US$629/ton in the six-month period ended June 30, 2021, compared to US$463/ton in the six-month period ended on June 30, 2020. This variation in the average net sales price of pulp was explained by the behavior of international pulp prices.

The average net price in dollars of Suzano's pulp sales (domestic and foreign market) was US$ 608/ton in 2021 compared to US$ 458/ton in 2020, and US$ 566/ton in 2019.

The increase in the average net sales price of pulp in 2021 vs. 2020 was explained by the behavior of international pulp prices. The total average net price of pulp (domestic and external market) in Reais was BRL3,394/ton in 2021, above the price reached in 2020, as a result of the devaluation of the national currency against the US Dollar in the period (average exchange rate).

Paper Sales

In 2021, the domestic paper market showed a 15.8% recovery in aggregate demand for the products that Suzano produces and sells compared to 2020, according to data from the Brazilian Tree Industry (Indústria Brasileira de Arvores - Ibá).

The recovery in demand was mainly driven by the improvement in the pandemic scenario, which also led to an increase in sales. In addition, the Company continues to accelerate initiatives that certainly position Suzano in a differentiated way in the market, such as: the growth of direct sales through the “Suzano Mais” Program, strengthening of e-commerce, in addition to advances in average paper prices practiced in 2021 against 2020.

In 2021, 2020 and 2019, the Company's paper sales volume destined for the foreign market was, respectively, 28.7%, 31.9% and 32.1% of the total volume of paper.

In the fiscal years ended in 2021, 2020 and 2019, the Company's paper sales represented, respectively, 15.3%, 16.0% and 19.2% of its total net operating revenue.

Destination of Paper Sales

The volume sold in the domestic market reached 923 thousand tons in 2021, compared to 802 thousand tons in 2020 and 853 thousand tons in 2019. Export volumes reached 371 thousand tons in 2021, 375 thousand tons in 2020 and 403 thousand tons in 2019.

The breakdown of paper sales revenue by region is shown in the table below:

Paper Revenue by Region1	2021	2020	2019
Brazil	71%	66%	70%
South / Central America	15%	14%	14%
North America	7%	9%	8%
Europe	4%	7%	4%
Others	3%	4%	4%

1- Data made available annually by the Company.

Paper Price

The average net paper price (domestic and foreign) in Reais was BRL 4,829/ton in 2021, compared to BRL 4,148/ton in 2020 and BRL 3,968/ton in 2019.

In the domestic market, the average net price of paper was BRL4,746, compared to BRL4,188/ton in 2020 and BRL4,078/ton in 2019. The average net price in the foreign market increased to US$933/ton, compared to US$788/ton in 2020 and US$946/ton in 2019.

Paper for Printing and Writing

In the fiscal years ended in 2021, 2020 and 2019, respectively, the Company sold 966.2 thousand, 842.4 thousand and 958.4 thousand tons of printing and writing paper.

In 2021, 2020 and 2019, according to the Brazilian Tree Industry (Ibá), the Company held, respectively, shares (i) in the sales of Brazilian Manufacturers to the domestic market, of 44.4%, 46.2% and 44.6%. In terms of Brazilian exports (ii), the Company's share was 38.8%, 35.3% and 34.6%.

The following tables contain the Company's domestic sales of paper and exports of these products, as well as information regarding its shares in such markets, for the fiscal years ended December 31, 2021, 2020 and 2019.

Total Sales of Printing and Writing Paper
(in thousand tons, unless otherwise expressly indicated)	2021	2020	2019
Company Sales
Domestic sales volume	638	539	620
Sales volume in the foreign market	328	304	339
Total sales volume	966	842	958
Sales of Brazilian Manufacturers
Domestic sales volume	1,436	1,167	1,389
Sales volume in the foreign market	846	856	978
total sales volume	2,282	2,023	2,367
Company's Share in Sales by Brazilian Manufacturers
% in relation to sales in the domestic market	48.2%	44.7%	44.1%
% in relation to sales in the foreign market	35.3%	34.7%	33.9%
% of total sales	42.6%	40.5%	40.2%
Brazilian market
Sales volume of Brazilian Manufacturers	1,436	1,167	1,389
Import volume	115	137	248
Total volume of the Brazilian Market	1,551	1,304	1,637

Source: Brazilian Tree Industry (Ibá) and Company.

Paperboard

In the fiscal years ended in 2021, 2020 and 2019, respectively, the Company sold 198.6, 201.8 thousand and 192.4 thousand tons of paperboard, of which 163.6, 138.9 and 130.2 tons were sold in domestic market, while 34.9, 62.8 and 62.2 thousand tons were exported.

In this segment, according to the Brazilian Tree Association (Ibá), the Company's share of sales by Brazilian Manufacturers in the domestic market was 26.2%, 24.0% and 24.0% in 2021, 2020 and 2019, respectively. Additionally, its paperboard exports represented 21.9%, 29.6% and 28.4% of the total volume exported by Brazilian producers in 2021, 2020 and 2019 respectively.

The following table contains the Company's domestic sales and exports of paperboard, as well as information on its shares in these markets, for the fiscal years ended December 31, 2021, 2020 and 2019.

Total Sales of Paperboard (in thousand tons, unless otherwise expressly indicated)
	2021	2020	2019
Domestic sales volume	164	139	130
Sales volume in the foreign market	35	63	62
Total sales volume	199	202	192
Domestic sales volume	625	580	542
Sales volume in the foreign market	159	212	219
Total sales volume	784	792	761
% in relation to sales in the domestic market	26.2%	24.0%	24.0%
% in relation to sales in the foreign market	21.9%	29.6%	28.4%
% of total sales	25.3%	25.5%	25.3%
Sales volume of Brazilian Manufacturers	625	580	542
Import volume	75	60	78
Total volume of the Brazilian Market	700	640	620

Source: Brazilian Tree Industry (Ibá) and Company.

b)variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

Below are the comments made by Suzano's Executive Board corresponding to the analysis of the main exogenous factors, over which the Company has little or no control, which affect the Company's results.

Volatility of International Prices

In the fiscal years ended December 31, 2021, 2020 and 2019, the Company's pulp sales represented, respectively, 84.7%, 84.0% and 80.8% of its total net operating revenue, respectively. The prices of this product are determined by the balance of supply and demand, therefore outside the Company's control. International price fluctuations for this product generated impacts on the Company's revenue, EBITDA and operating margins.

Paper prices, in turn, are determined by supply and demand conditions in the regional markets where they are sold, although with a more stable behavior than pulp prices. Revenue from Suzano's paper sales to Brazil and other countries in South and Central America represented a share of the Company's total paper revenue of 84%, 80% and 84%, respectively, in the fiscal years ended December 31, 2021, 2020 and 2019.

The Company believes that cyclical fluctuations in pulp and paper prices tend to be more attenuated compared to history, mainly due to: (i) the flow of online information, with the faster dissemination of news that affect prices; (ii) global crisis caused by the Coronavirus pandemic; and (iii) to the most efficient producers that replace those with higher marginal cost. However, the Company believes that some price volatility still persists, due to several factors, including: (i) similarities between the products; (ii) fluctuations in the exchange rate between the currencies of importing and exporting countries of pulp and paper, such as, for example, Euro, US Dollar, Renminbi and Real; and (iii) geopolitical and economic conditions worldwide and in different regions.

Finally, we have long-term sales relationships with most of our pulp and paper customers in the domestic and export markets. These agreements generally provide for the sale of our market pulp at prices announced by us each month. These prices may vary between the different geographic areas where our customers are located. Pricing agreements under our long-term contracts are generally consistent with the prices of our other sales within the same region and follow the established BEKP price schedule announced by the world's leading pulp producers.

Exchange rate variation between the Real and the US Dollar, interest rate, inflation and economic growth

The results of operations and the financial condition of the Company, as reported in its financial statements, are significantly affected by the variation of the Real against the US Dollar and, to a lesser extent, by the Brazilian inflation rate, interest rate and the growth of the Brazilian economy.

Real volatility against the US Dollar

The variation of the Real against the US Dollar results in several effects on the Company's consolidated financial condition and on its consolidated operating result when expressed in Reais, in addition to impacting its consolidated revenues, expenses and assets denominated in foreign currency.

Revenues from sales from exports and, therefore, the Company's operating cash generation, are directly and immediately affected by the variation in the average exchange rate between the Real and the US Dollar. In the fiscal years ended December 31, 2021, 2020 and 2019, net revenue from exports denominated in Dollars represented, respectively, 83.6%, 83.7% and 79.6% of the Company's net sales revenue. Depreciation of the Real causes such revenues to increase when expressed in Reais, while the appreciation of the Real results in lower export sales revenues. Revenues in the domestic market are indirectly influenced by the variation of the exchange rate, to the extent that imported papers, quoted in US Dollars, gain or lose competitiveness in the domestic market depending on the exchange rate.

The Company's operating costs and expenses, such as insurance and freight expenses related to exports and costs of chemical products used as raw materials, among others, are also affected by exchange rate variations. Therefore, the depreciation of the Real results in an increase in such costs and expenses, when expressed in Reais, while the appreciation of the Real results in their decrease.

The Company's consolidated equity accounts indexed in foreign currency, especially short and long-term loans and financing, cash and cash equivalents abroad and accounts receivable from external customers, are directly and occasionally affected by the exchange rate at the end of each fiscal year.

The portion of the Company's consolidated short- and long-term loans and financing denominated in foreign currency totaled BRL65,988 million, or approximately 83.0% of the Company's gross indebtedness as of December 31, 2021. This portion is almost in its all linked to the US Dollar and, therefore, variations in the exchange rate between the Real and the US Dollar directly affect the Company's indebtedness and results at each year-end.

Inflation

The Company's financial condition and results of operations are also affected by inflation. Most of its costs and expenses are incurred in Reais, tending to reflect the effects of inflation. There are some exceptions that are denominated in US Dollars, such as purchases of chemicals used as raw materials.

interest rates

Exposure to changes in interest rates is primarily due to:

●LIBOR rate variations, with regard to financing denominated in US Dollars; and
●Variations in the TJLP or CDI, with regard to financing and investments denominated in Reais.

The interest rate on the Company's financial investments denominated in Reais is based on the CDI rate. The Company's US dollar-denominated financial investments are subject to movements in rates referenced to US Treasury securities.

Given the risk of LIBOR becoming extinct over the next few years, the Company has been actively negotiating its contracts with clauses that envisage the discontinuation of the interest rate. Most of the debt already has some clause replacing the rate with a reference index or equivalent interest rate, for contracts that do not have a specification, a renegotiation clause was added between the parties. Derivative contracts linked to LIBOR envisage that there will be a negotiation between the parties to define a new rate or an equivalent rate will be provided by the calculation agent.

Over the next few years, until LIBOR is terminated, the company will actively work to reflect an equivalent replacement rate in all of its contracts.

Economic Growth Rate

The Company's results tend to be directly impacted by the level of international and domestic economic growth. Economic growth, expressed in terms of the variation of the Gross Domestic Product (GDP), mainly influences the level of demand for the Company's products and its growth in relation to previous periods. In addition, the heating up or reduction in market demand tends to be reflected in the price levels practiced by the sector.

Production Capacity and Volumes

The Company's results are also affected by its production capacity and volume. In 2021, we produced 11.741 million tons, of which 10.453 million tons of pulp and 1.28 million tons of paper.

c)impact of inflation, changes in prices of main inputs and products, exchange rates and interest rates on the Company's operating and financial results

As already presented in item “10. 2.b”, external factors related to market price fluctuations, exchange rate variation, interest rate, inflation and economic growth, may introduce an undesired level of volatility on cash generation and results. of the Company.

Accordingly, the Company adopts a financial risk management policy to mitigate market volatilities, which seek to: (i) protect the Company's cash flow and equity against fluctuations in the market prices of inputs and products, exchange rates and interest, price and correction indices, or even other assets or instruments traded in liquid or non-liquid markets, to which the values of the Company's assets, liabilities or cash generation are exposed; and (ii) optimize the contracting of financial instruments to protect against exposure to risk, taking advantage of natural hedges and correlations between the prices of different assets and markets, avoiding the waste of resources with inefficiently contracting operations. The financial operations contracted by the Company are intended to protect existing exposures, and the assumption of new risks other than those arising from the Company's operating activities is prohibited.

For example, generally in the case of a depreciation of the Real, two effects are observed: (i) the first, negative and one-off, is related to the updating of the value of the exchange exposure net of the balance sheet (balance of asset and liability accounts denominated in foreign currency including, among others, the balances of gross debt and cash denominated in Dollars, inventories, accounts receivable and payable in foreign currency and the value of positions in currency swaps to hedge the currency exposure of the cash flow); and (ii) the second, positive and permanent, concerns the higher operating cash generation resulting from the increase in export revenues denominated in US Dollars.

Thus, the Company's funding and currency hedging practice is guided by the fact that around 80% of the Company's net revenue comes from exports with prices in US Dollars, while most of the production costs are linked to Real. This structural exposure allows the Company to contract export financing in US Dollars and reconcile financing payments with the flow of sales receipts, providing a natural cash hedge for these commitments. Excess revenue in Dollars not linked to debt commitments and other obligations is sold on the foreign exchange market at the time the funds are committed.

In order to protect the future flow of excess revenue in Dollars, derivative operations are contracted for hedging purposes through: (i) sale of US Dollars in the futures markets (Non-Deliverable Forward), and/or (ii) positions in instruments that consist of the simultaneous combination of purchase of put options (Put) and sale of purchase options (Call) on US Dollars, with the same principal and maturity value, creating a floor and a ceiling for the dollar exchange rate. These instruments are called Zero Cost collars. Hedge operations carried out in the futures markets must respect the limits established in the policy, with a maximum percentage of up to 75%, and a minimum percentage of at least 40% of the foreign exchange surplus in a horizon of up to 18 months and, therefore, are matched to the availability of ready-for-sale exchange in the short term. Specifically, for the Cerrado project, a new hedging policy was defined in 2021, with a limit on the total amount to be protected of up to US$ 1.0 billion for a time horizon of up to 36 months.

In addition to exchange hedge operations, contracts are entered into to swap from floating interest rates to fixed rates, to reduce the effects of changes in interest rates on the value of the debt and swap contracts between different interest rates and correction indices., as a way of mitigating the mismatch between different financial assets and liabilities and contracts to fix part of the exposure to maritime fuel (derived from petroleum), with the objective of protecting logistical costs related to the contracting of maritime freight.

10.3 Events with relevant effects, occurred and expected, in the Financial Statements

a)introduction or disposal of operating segment

In the fiscal years ended December 31, 2021, 2020 and 2019, there was no introduction or sale of an operating segment by the Company.

b)Incorporation, acquisition or disposal of equity interest

In the fiscal years ended on December 31, 2021 and 2020, there was no acquisition or disposal of relevant equity interest.

Fibria

On January 14, 2019, a transaction was concluded that resulted in the ownership, by the Company, of all the shares issued by Fibria Celulose S.A. (“Fibria”) which, on April 1, 2019, was merged into the Company. The Transaction sought to create a solid company, owner of first-rate assets, strategically located, capable of efficiently supplying customers on all continents with its products.

As estimated by Management, the integration of the Company’s and Fibria ‘s activities have enabled Suzano to consolidate its position in the international market as the lowest cost producer in the pulp industry. In 2020, the curve for capturing gains from operating synergies estimated as a result of the business combination with Fibria was completed, which reached estimated gains, on a recurring basis, of BRL1.3 billion per year (before taxation). The operational synergies were obtained with the reduction of costs, expenses, capital investments and indirect taxes, deriving from the areas of supplies, forestry, industrial, logistics, commercial, administrative and personnel.

c)unusual events or transactions

In years 2021, 2020 and 2019 there were no unusual events or transactions that were not already specified.

10.4Comments from officers on:

a)significant changes in accounting practices

We present below the comments of our Statutory Executive Board of Officers regarding significant changes in accounting policies and their impacts on the financial statements.

During the fiscal year ended December 31, 2021, the Company adopted new accounting policies in the preparation of its financial statements, related to item a.1(i) below.

During the fiscal year ended December 31, 2020, the Company made a spontaneous change in its accounting policy in the preparation of its financial statements, related to items a.2 (i.e. iii to vi). listed below.

The individual and consolidated financial statements presented were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards

Board (“IASB”) and in accordance with pronouncements issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - “CPC”).

The consolidated financial statements include directly and indirectly controlled companies and operations and joint ventures, whose financial statements coincide with the Company’s base date.

a.1)Adoption of accounting policies for the fiscal year ended December 31, 2021

In 2021, the following standards/interpretations were issued and approved by the Accounting Pronouncements Committee (CPC) and International Accounting Standards Board (IASB), effective for fiscal years beginning on January 1, 2021.

i.Reform of the reference interest rate - CPC 38/IAS 39 - CPC 40 (R1)/ IFRS 7 and CPC 48/IFRS 9 - Phase 2 (Applicable on/or after January 1, 2021, early adoption allowed)

The adoption of phase 2 boils down to:

(i)changes in contractual cash flows: practical expedient that allows replacing, as a result of the reform, the effective interest rate of a financial asset or financial liability for a new economically equivalent rate, without derecognition of the contract;

(ii)hedge accounting requirements: end of exemptions for evaluating the effectiveness of hedge accounting relationships (Phase 1); and

(iii)disclosures: requirements over the disclosure of the risks to which the Company is exposed by the reform, management of such risk and evolution of the transition of the Interbank Offered Rate (“IBORs”).

The Company has evaluated the content of this pronouncement and does not expect to have a significant impact on its debts and derivatives linked to LIBOR (note 4.4.2 to the financial statements).

ii.Leasing – CPC 06 (R2)/ IFRS 16 – Update of the original issued on June 16, 2020 (Applicable on/or after April 1, 2021, early adoption allowed)

On March 31, 2021, this pronouncement was amended as a result of benefits granted to lessees in lease agreements due to the COVID-19 pandemic. The Company evaluated the content of this pronouncement and did not identify any impacts, since the clauses of the current lease agreements remained unchanged.

a.2)Adoption and amendment of accounting policies for the fiscal year ended December 31, 2020

In 2020, the following standards/interpretations were issued and approved by the Accounting Pronouncements Committee (CPC) and International Accounting Standards Board (IASB), effective for fiscal years beginning on January 1, 2020. Additionally, there were changes related to the accounting policy resulting from the harmonization arising from the business combination with Fibria. The new rules and policies are presented below:

i.Change in functional currency

Due to the merger of Fibria, the Company made several changes in its structure, activities, and operations during 2019, which led Management to reassess the functional currency of its wholly owned subsidiaries whose functional currency was different from the Brazilian real.

These facts resulted in the corporate reorganization and impacted the way Management conducts the Company’s business, aiming to achieve alignment between the cultures of the 2 (“two”) Companies, the unification of processes, operations, systems and tax strategies, eventual gains in synergy arising from the business combination. In this process, some of the Company’s wholly owned subsidiaries were considered an extension of the parent company’s activities.

Collectively, these circumstances justify the change in the functional currency to the Brazilian Real and they occurred gradually during 2019, therefore, it was not practicable to determine the date of the change at a precise point in the fiscal year. Accordingly, the Company changed the functional currency of these wholly owned subsidiaries on January 1, 2020.

The exchange variation resulting from the conversion of a foreign currency transaction, previously recognized in other comprehensive income, will only be transferred from net equity to the income statement at the time the transaction is written off. The total or partial write-off of interest in a subsidiary abroad occurs in the sale or closure of all or part of the operation.

Thus, the financial information of the subsidiaries abroad, whose functional currency is different from the Real, was converted using the following criteria described below:

i)assets and liabilities converted at the exchange rate at the end of the period;

ii)revenue and expenses are converted at the exchange rate obtained through the average of the daily rates for each month;

iii)the accumulated effects of gain or loss on the conversion of the above are recorded in other comprehensive income, in net equity.

And, as of January 1, 2020, the financial information of subsidiaries abroad, whose functional currency became the Real, are converted using the following criteria:

i)monetary assets and liabilities converted at the period-end exchange rate;

ii)non-monetary assets and liabilities converted at the historical transaction rate;

iii)revenue and expenses are converted at the average exchange rate of daily rates (PTAX);

iv)the accumulated effects of gain or loss on the conversion of the above items are recorded in the financial result for the period.

ii.Business combination - CPC 15 / IFRS 3

This statement has been amended and clarifies the definition of a “business”. It also allows for a simplified assessment of whether an acquired set of activities and assets is a group of assets and not a business. The Company evaluated the content of this pronouncement and did not identify any impacts.

iii.Presentation of the financial statements – CPC 26 / IAS 1 and Accounting policies, changes in estimates and correction of errors – CPC 23 / IAS 8

This pronouncement has been amended and clarifies the definition of “material” and how it should be applied (i) including the definition guidelines that have so far been highlighted in other parts of IFRS; (ii) improve the explanations that accompany the definition; and (iii) ensure that the material definition is consistent across all IFRS standards. The Company evaluated the content of this pronouncement and did not identify any impacts.

iv.Conceptual framework for financial reporting - CPC 00 (R2)

This statement has been amended and includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities, and clarifies some important concepts, the main changes being:

i)purpose of financial reporting;

ii)the qualitative characteristics of useful accounting information;

iii)a description of the reporting entity and its boundary;

iv)the definitions of assets, liabilities, revenue and expenses;

v)criteria for recognizing assets and liabilities in financial statements (recognition) and guidance on when to remove them (derecognition);

vi)measurement bases and guidance on when to use them; and

vii)concepts and guidelines on presentation and dissemination.

These changes help to ensure that accounting standards are conceptually consistent and that similar transactions are treated in the same way in order to provide useful information to investors and creditors.

The Company evaluated the content of this pronouncement and did not identify any impacts.

v.Leasing - CPC 06 (R2) / IFRS 16

This pronouncement was amended as a result of Covid-19-related benefits granted to lessees under lease agreements. The Company evaluated the content of this pronouncement and did not identify any impacts, since the clauses of the current lease agreements remained unchanged.

vi.Reform of the reference interest rate - CPC 38/IAS 39 - CPC 40 (R1)/ IFRS 7 and CPC 48/IFRS 9 - Phase 1 (Applicable on/or after January 1, 2020, early adoption allowed)

These pronouncements were amended by the IASB in response to the ongoing reform of the Interbank offered rates (“Ibor”) and other reference interest rates, issuing a package of amendments to IFRS standards. According to the IASB, the changes aim to help companies provide investors with useful information about the effects of the reform on their financial statements.

The changes promoted by the IASB in 2020 complement those issued in 2019 and address the effects, in the financial statements, when a company replaces, as a result of the reform, the old reference interest rate with an alternative.

The adoption of this pronouncement is divided into 2 (two) phases, as follows:

i)Phase 1: Amendments to this phase were issued in September 2019 and provided temporary exemptions from the application of specific hedge accounting requirements for relationships affected by uncertainties arising as a result of the IBOR reform (Phase 1 exemptions). The Company evaluated the content of this pronouncement and did not identify impacts as it does not have hedge accounting; and

ii)Phase 2: amendments to this phase were issued in August 2020 and can be summarized as follows: changes in contractual cash flows, hedge accounting requirements and disclosures (note 3.3.1. to the financial statements).

a.3)Adoption and amendment of accounting policies for the fiscal year ended December 31, 2019

In 2019, the following standards/interpretations were issued and approved by the Accounting Pronouncements Committee (CPC) and International Accounting Standards Board (IASB), effective for fiscal years beginning on January 1, 2019. The new standards are presented below:

i.Leasing operations - CPC 06 (R2) / IFRS 16

The Company adopted standard CPC 06 (R2) / IFRS 16 as of January 1, 2019. This standard requires the Company to recognize within its liabilities future payments and in its assets the right to use the leased asset for all contracts lease, with exemption allowed for short-term or low-value contracts. Low-value or short-term contracts covered by the exemption from the rule refer to those whose individual asset values are less than US$5 thousand or with a maturity period of less than 12 months, substantially represented by computer equipment and vehicles. The Company adopted the standard using the modified retrospective approach that does not require the restatement of comparative balances.

Upon adoption of the standard, the Company recognized gross PIS/COFINS lease liabilities in relation to contracts that meet the definition of lease, whose liabilities were measured at the present value of the remaining lease payments, discounted based on the nominal incremental borrowing rate. The assets associated with the right of use were measured at an amount equal to the lease liability on January 1, 2019, with no impact on retained earnings.

The Company used the following practical expedients allowed by the standard:

i)the use of a single discount rate for a portfolio of leases with reasonably similar characteristics;

ii)the lease contracts whose term will expire within 12 months from the date of initial adoption of the standard, the accounting was made as short-term leases directly in the result;

iii)accounting for lease payments as expenses in the case of leases for which the underlying asset is of low value;

iv)the use of hindsight in determining the lease term when the contract contains options to extend or terminate the lease; and

v)the Company excluded initial direct costs from measuring the right-of-use asset on the date of first-time adoption.

The effects of adopting this standard resulted in the recognition of right-of-use assets and lease liabilities in the amount of BRL3,357,850 on January 1, 2019. The greatest impact produced by this standard is related to the recognition in the balance sheet of lease agreements of land used for the formation of eucalyptus forests, with validity periods of up to 3 cycles of forest formation, around 21 years and ships and boats, used in the international transport of finished products, valid for 15 years. The amounts recognized by nature of the asset are shown below:

Nature of Asset	Present Value of the Asset (a)	Discount Rate (b)
land and plot	BRL 1,762,943 thousand	10.89%
Machines and equipment	BRL 143,685 thousand	10.15%
Properties	BRL 41,570 thousand	10.92%
Ships and vessels	BRL 1,408,640 thousand	10.76%
Vehicles	BRL 1,012 thousand	8.99%
Total	BRL 3,357,850 thousand

(a)Gross tax liability.
(b)To determine the discount rates, quotations were obtained from financial institutions for contracts with characteristics and average terms similar to leasing contracts.

ii.Uncertainty on the Treatment of Income Taxes - ICPC 22 / IFRIC 23

This interpretation clarifies how to measure and recognize current and deferred income tax assets and liabilities, current and deferred income tax and social contribution, in light of CPC 32 / IAS 12 - Income Taxes, in cases where there is uncertainty about treatments applied in the respective tax calculations. Management evaluated the main tax treatments adopted by the Company in the open periods subject to questioning by the tax authorities and concluded that there is no significant impact to be recorded in the financial statements.

The Company evaluated the changes introduced by this new interpretation and, based on the analyzes carried out, did not identify material impacts on the financial statements.

iii.Amortization of surplus value of subsidiaries

The Company adopts the policy of classifying the amortization of the surplus value of assets and liabilities determined on the acquisition of subsidiaries under the heading other operating income (expenses), net, in the parent company’s income statement. In the consolidated, the amortization of the surplus value of assets and liabilities is classified under cost of goods sold, selling expenses, general and administrative expenses, other operating income (expenses), net and financial result, in accordance with the realization of the items that gave rise to it.

iv.Comparability of the statement of cash flows

The Company made certain reclassifications in the statement of cash flows for the fiscal year ended December 31, 2018, substantially in operating activities, for better comparison with the statement of cash flows for the fiscal year ended December 31, 2019.

v.Investment Revaluation – Ensyn and Spinnova Oy

The Ensyn and Spinnova investments were previously classified as financial investments measured at fair value through other comprehensive income. However, in the second and third quarters of 2019, respectively, based on the shareholders’ agreement and recent contributions made to Ensyn and Spinnova, the Company increased its stake and gained significant influence.

Thus, from the second and third quarters of 2019, respectively, the Company recorded its investments in Ensyn and Spinnova prospectively by the equity method using the fair value method as attributable cost, with the consequent presentation of the investment under the heading of interests in subsidiaries, associates, joint operations and joint ventures and no longer under the heading of other investments.

In relation to Ensyn, goodwill was identified and recorded for expected future profitability in this transaction in the amount of US$40,049 (equivalent to BRL 154,578), arising from the difference between the amount paid of US$43,000 (equivalent to BRL165,928) and the fair value of the investee’s net equity of US$2,941 (equivalent to BRL11,350).

In relation to Spinnova, a gain from advantageous purchase in this transaction in the amount of EUR6,748 (equivalent to BRL32,705), arising from the difference between the amount paid of EUR12,500 (equivalent to BRL $55,210) and the fair value of the investee’s net equity of EUR19,248 (equivalent to BRL87,915).

vi.Biological assets

The Company’s biological assets are eucalyptus forests exclusively from renewable plantations and destined for the pulp and paper production process, measured at fair value and deducted from estimated selling costs at harvest. The measurement of fair value is carried out every six months, as Management understands that this interval is sufficient for there to be no significant lag in the fair value of biological assets recorded in its financial statements, and uses the discounted cash flow method according to the productivity cycle. projected from these assets.

Considering that Suzano and Fibria used different assumptions to measure the fair value of the biological asset, in the first measurement after the business combination, the Company revised the assumption called “usable planted area”, so that immature forests (up to 2 (two) years old from the date of planting) are maintained at historical cost. As a result, Management considers that during this period, the historical cost of biological assets approaches their fair value. Additionally, the purpose of this change is to reflect the experience acquired in the measurement process of biological assets and the alignment of the calculation methodology with the Company’s forest management, which considers the realization of continuous forest inventories with the purpose of estimating the stock of wood or future production projections, represented by the average annual increase (“IMA”), from the 3rd year of planting.

Considering the fact that in the first 2 (two) years of forest formation the historical cost approaches its fair value, as described above, this alignment of approach did not generate significant impacts on the Company’s financial statements.

The other premises were not changed.

The gain or loss on the change in the fair value of biological assets is recognized under other operating income (expenses), net. The depletion value is measured based on the depletion (harvest) of the forests.

The significant assumptions used in determining the fair value of biological assets were:

i)Average cycle of forest formation of 6 and 7 years;

ii)Useful planted areas of forests from the 3rd year of planting;

iii)The Average Annual Increase (“IMA”), which consists of the estimated volume of wood with bark in m3 per hectare, calculated based on the genetic material applied in each region, silvicultural and forest management practices, productive potential, climatic factors and conditions of the ground;

iv)The average standard cost per estimated hectare includes expenditure on forestry and forest management applied to each year of the formation of the biological cycle of forests, plus the cost of land lease contracts and the opportunity cost of own land;

v)The average gross selling prices of eucalyptus were based on specialized surveys on transactions carried out by the Company with independent third parties and/or weighted by the cost of formation plus the cost of capital plus estimated margin for regions where there is no market reference available; and

vi)The discount rate used in the cash flows is calculated based on the capital structure and other economic assumptions for an independent market participant for the sale of standing wood (forests).

The table below shows the measurement of the assumptions used:

December 31, 2019

 Useful planted area (hectare)  988,720

 Mature assets  86,352

 Immature assets  902,368

 Average Annual increase (IMA) - m3/hectare/year  38.34

 Average selling price of eucalyptus - BRL/m3  66.81

 Discount rate - %  8.4%

vii.Income Taxes - CPC 32 / IAS 12

This pronouncement was amended and clarifies that the tax effects of income taxes on dividend distributions related to financial instruments classified in equity, must follow the classification of past transactions or events that generated distributable profits. This standard is applicable for all income tax purposes related to dividends, including distributions whose accounting treatments are similar to dividends, for example, interest on own capital. The Company evaluated the content of this pronouncement and did not identify any material impacts.

viii.Loan Costs - CPC 20 / IAS 23

This statement has been amended and clarifies that if a specific loan remains outstanding after the corresponding qualifying asset is ready for use or sale, it will become part of general loans for purposes of determining borrowing costs eligible for capitalization in other qualifying assets., for which there are no specific loans. The Company evaluated the content of this pronouncement and did not identify any material impacts.

ix.Business combination - CPC 15 / IFRS 3

This pronouncement was amended and clarifies that obtaining control over a business that was previously a joint operation, under CPC 19 / IFRS 11, from the acquirer, is a business combination in stages (“step-acquisition”). Accordingly, the acquirer must remeasure the interest previously held in the joint operation at fair value on the acquisition date. The Company evaluated the content of this pronouncement and did not identify any material impacts.

x.Joint business - CPC 19 / IFRS 11

This statement has been amended and clarifies that when an entity obtains joint control of a business that is a joint operation, it does not remeasure the interests previously held in that joint operation. The Company evaluated the content of this pronouncement and did not identify any material impacts.

xi.Benefits to Employees - CPC 33 / IAS 19

This pronouncement was amended and clarifies that, when an event of change, reduction or liquidation of a defined benefit plan occurs, the entity must update the previously used assumptions and remeasure the current service cost and net interest for the remaining period, after the modifications. The Company evaluated the content of this pronouncement and did not identify any material impacts.

xii.Investment in affiliate, subsidiary, and jointly controlled venture - CPC 18 (R2) / IAS 28

CPC 48 / IFRS 9 – Financial Instruments excluded from its scope equity interests in affiliates and joint ventures, which are accounted for using the equity method in accordance with CPC 18 (R2) / IAS 28. The amendment to CPC 18 (R2) / IAS 28 clarified that the aforementioned exclusion of scope in CPC 48 / IFRS 9 applies only to investment elements that are accounted for using the equity method. Accordingly, accounting for long-term financial instruments with an affiliate or joint venture that, in substance, form part of the net investment in those investees, but for which the equity method does not apply, must follow the requirements of the CPC 48 / IFRS 9. The Company evaluated the content of this pronouncement and did not identify material impacts.

b)Significant effects of the adoption and change in accounting policies

For the financial statements as of December 31, 2021 and 2020, the executive board understands that there were no significant effects from the adoption and changes in accounting policies and, therefore, they are comparable to each other.

The financial statements as of December 31, 2019 must be read together with the financial statements of the Company and Fibria for the fiscal year ended December 31, 2018, as their purpose is to provide an update on activities, events and circumstances significant in relation to those financial statements, as the executive board understands that there were significant effects of the changes in accounting practices resulting from the effects of the business combination with Fibria and, therefore, they are not comparable between each other.

c)Reservations and emphases present in the auditor’s opinion

The officers inform that the independent auditors’ report issued for the fiscal year ended December 31, 2021 does not contain any reservations or emphases and agree with the opinion expressed in this report.

The officers inform that the independent auditors’ report issued for the fiscal year ended December 31, 2020 does not contain any reservations or emphases and agree with the opinion expressed in this report.

The officers inform that the independent auditors’ report issued for the fiscal year ended December 31, 2019 does not contain any reservations, however, they contain emphasis and agree with the opinion expressed in these reports, the text of which is reproduced below:

“We draw attention to Note 3.2.2 to the financial statements, which describes that the individual and consolidated financial statements of December 31, 2019 are not comparable with the individual and consolidated financial statements of December 31, 2018. This fact occurs as a result of the completion of the business combination with Fibria Celulose S.A. (“Fibria”) on January 3, 2019 (Note 1.2), and the subsequent merger of Fibria into Suzano on April 1, 2019. Our conclusion is not reserved with respect to that matter. “

10.5Critical Accounting Policies

The Company’s officers consider an accounting policy critical when it requires Management to make judgments, estimates and set accounting assumptions regarding the future, the uncertainty of which may lead to results that require a significant adjustment to the carrying amount of certain assets, liabilities, revenue and expenses in future years. The assumptions used in the Company’s accounting estimates are continually reviewed and any change is recognized in the financial statements in the period in which such reviews are carried out.

The Company’s officers highlight below the following critical policies that contain information on judgments and assumptions and that have significant effects on the amounts recognized in the financial statements and that have a significant risk of resulting in a material adjustment:

i.Fair value of financial instruments (derivatives and non-derivatives)

a.Financial instruments

a.1.Classification

Financial instruments are classified based on the individual characteristics and management model of the instrument or the portfolio in which it is contained, whose measurement and presentation categories are:

i)amortized cost;

ii)fair value through comprehensive income;

iii)fair value through income.

Regular purchases and sales of financial assets are recognized on the trade date, that is, on the date on which the Company commits to buy or sell the asset. Financial instruments are derecognized when the rights to receive cash flows from the investments have expired or have significantly transferred all the risks and rewards of ownership.

(i)Financial instruments measured at amortized cost

These are financial instruments held by the Company (i) for the purpose of receiving its contractual cash flow and not for sale with profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that constitute, exclusively, payments of principal and interest on the outstanding principal amount. Its variations are recognized under the heading of financial result, net.

Comprises the balance of cash and cash equivalents, trade accounts receivable and other assets, classified as financial assets and the balance of loans, financing and debentures, lease payables, accounts payable for the acquisition of assets and subsidiaries, suppliers and other liabilities, classified as financial liabilities.

(ii)Financial instruments measured at fair value through comprehensive income

These are financial assets held by the Company (i) both for the receipt of its contractual cash flow and for the sale with profit or loss and (ii) whose contractual terms give rise, on specific dates, to cash flows that constitute, exclusively, payments of principal and interest on the principal amount outstanding. Additionally, investments in equity instruments are classified in this category, in which, upon initial recognition, the Company chose to present subsequent changes in their fair value in other comprehensive income. Its variations are recognized in the financial result, net item, except for the fair value of investments in equity instruments, which are recognized in other comprehensive income.

Comprises the balance of the item other investments.

(iii)Financial instruments measured at fair value through income

Financial instruments that are not measured at amortized cost or fair value through other comprehensive income are classified in this category. Their variations are recognized under the heading of financial result, net, for non-derivative financial instruments and under the heading of income from derivative financial instruments, for derivative financial instruments.

Comprises the balance of financial investments, classified as financial assets of derivative financial instruments, including embedded derivatives and stock options, classified as financial assets and liabilities.

a.2.Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is recorded in the balance sheet when there is (i) a legally enforceable right to offset the recognized amounts and (ii) an intention to settle them on a net basis, or to realize the asset and settle the passive simultaneously.

a.3Impairment of financial instruments

(i)Financial instruments measured at amortized cost

Annually, the Company assesses whether there is evidence that the financial asset may be subject to impairment, and it is only recorded after verifying the result of one or more events that occurred after the initial recognition and impact the estimated future cash flows of the financial asset that can be reliably estimated.

The criteria used to determine whether there is evidence of impairment loss include:

i)material financial difficulty of the issuer or borrower;

ii)event of default in the contract, such as default or late payment of interest or principal;

iii)when the Company, for economic or legal reasons relating to the borrower’s financial difficulty, grants the borrower a concession that the lender would not receive;

iv)it becomes probable that the borrower will file for bankruptcy or other financial reorganization;

v)the disappearance of an active market for that financial asset due to financial difficulties;

vi)observable data indicating that there is a measurable decrease in estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

The amount of impairment loss is measured by the difference between the book value and the present value of estimated future cash flows discounted at the financial asset’s original interest rate. The carrying amount of the financial asset is reduced and the amount of the impairment loss is recognized in the income statement.

In a subsequent measurement, if there is an improvement in the classification of the asset, such as, for example, an improvement in the debtor’s credit level, the reduction due to impairment previously recognized, must be reversed in the income statement.

(ii) Financial assets measured at fair value through comprehensive income

Annually, the Company assesses whether there is evidence that the financial asset may be subject to impairment.

For such financial assets, a material or prolonged reduction in the fair value of the security below its cost is evidence that the asset is impaired and the impairment loss, measured by the difference between the acquisition cost and the current fair value, less any loss previously recognized in other comprehensive income, shall be recognized in the income statement.

b.Derivative financial instruments and hedging activities

Derivative financial instruments are recognized at fair value on the date a derivative contract is entered into and, subsequently, are measured at their fair value, the variations of which are recorded in the income statement of derivative financial instruments, in the income statement.

Derivative financial instruments embedded in non-derivative main contracts are treated as a separate derivative when their risks and characteristics are not intrinsically related to those of the main contracts and these are not measured at fair value through income.

For embedded derivative financial instruments that do not have an option feature, these are separated from their host contract in accordance with their express or implied substantive terms, so that the fair value is zero at initial recognition.

ii.Annual analysis of the recoverable value of non-financial assets

a.Fixed asset

Measured at the cost of acquisition, formation, construction or restoration, net of recoverable taxes. This cost is deducted from accumulated depreciation and impairment, when applicable, which is the higher of the value between use and sale, less costs to sell. Borrowing and financing costs are recorded as part of the cost of property, plant and equipment in progress, considering the weighted average rate, adjusted for the equalization of foreign exchange effects, borrowings and financing in force on the capitalization date, in accordance with the Company’s policy.

Depreciation is recognized based on the estimated economic useful life of each asset using the straight-line method. Estimated useful lives, residual values and depreciation methods are reviewed annually and the effects of any changes in estimates are accounted for prospectively. Land is not subject to depreciation.

The Company annually performs the analysis of signs of impairment of property, plant and equipment. The provision for impairment of property, plant and equipment is only recognized if the cash-generating unit (“CGU”) to which the asset is related is impaired. This condition also applies even if the asset’s recoverable amount is less than its carrying amount. The asset’s recoverable amount or CGU is the higher of its value in use and its fair value less costs to sell.

The cost of major renovations is capitalized when future economic benefits exceed the performance initially estimated for the asset and are depreciated over the remaining useful life of the related asset.

Other repair and maintenance costs are recognized in income when incurred.

Gains and losses on disposals of property, plant and equipment are measured by comparing the sale value and the residual book value and are recognized under other operating income (expenses), net, on the date of disposal.

b.Intangible

Intangible assets acquired are measured at cost upon initial recognition. Intangible assets acquired in a business combination have their cost defined as the fair value on the acquisition date. After initial recognition, intangible assets are stated at cost, less accumulated amortization and impairment losses, when applicable.

The useful life of an intangible asset is assessed as defined or indefinite.

Intangible assets with a finite useful life are amortized over their economic useful lives and evaluated in relation to impairment losses whenever there is evidence of loss of their economic value. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. Amortization of intangible assets with a finite useful life is recognized in the income statement under the category of expense related to their use and consistent with the economic useful life of the intangible asset.

The amortization of contracts with suppliers and port services, port concessions, leasing agreements and cultivars are recorded in cost of sales, amortization with customer relationships in commercial expenses, amortization of trademarks and patents, non-compete agreement, research agreement and development and development and implementation of systems in administrative expenses, while software amortizations are recorded according to their use, which may be cost of sales, administrative or commercial expenses.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment, individually or at the CGU level. The allocation is made to the CGU or group of CGUs that represents the lowest level within the entity, at which goodwill is monitored for management’s internal purposes, and which has benefited from the business combination. The Company records in this subgroup mainly goodwill for expected future profitability (goodwill) and right of way.

The performance of the test involved the adoption of assumptions and judgments, disclosed in note 16 of the financial statements.

The impairment test of assets is performed annually based on the discounted cash flow method. In 2021, the Company’s budget, strategic and financial planning was used as a basis, with growth projections until 2026 and average perpetuity of the cash-generating unit considering a nominal rate of 3.14% per year from this date, based on in the history of recent years, as well as the economic and financial projections of each market in which the Company operates, impacts of potential climate changes, in addition to official information from independent and governmental institutions.

The nominal discount rate, after taxes, used by Management to prepare the discounted cash flow was 8.50% per year, calculated based on the weighted average cost of capital (“Weighted Average Cost of Capital – WACC”). Additionally, the assumptions presented in the following table were adopted:

	2022	2023	2024	2025	2026
Average net pulp price – Foreign market (US$/ton)
Asia	514.9	595.7	607.2	546.2	550.0
Europe	571.5	545.7	597.8	535.2	550.0
North America	613.4	592.6	649.2	581.2	597.3
Latin America	609.5	582.7	638.3	571.4	587.3
Average net pulp price – Domestic market (US$/ton)	536.7	504.3	552.4	494.6	508.3
Average exchange rate (BRL/US$.)	5.24	5.10	5.08	5.13	5.19
Discount rate (after taxes)	8.50% pa	8.50% pa	8.50% pa	8.50% pa	8.50% pa
Discount rate (before taxes)	11.90% pa	11.90% pa	11.90% pa	11.90% pa	11.90% pa

iii.Annual analysis of the recoverable amount of taxes

a.Taxes to recover

The realization of credits related to recoverable taxes will occur in accordance with the annual budget projection approved by the Company’s Management.

b.Current and deferred income tax and social contribution

Income taxes comprise income tax and social contribution on net income, current and deferred. These taxes are recognized in the income statement, except to the extent that they relate to items recognized directly in equity. In this case, they are recognized in equity under the equity valuation adjustment item.

The current charge is calculated based on tax laws enacted in the countries where the Company and its subsidiaries and affiliates operate and generate taxable income. Management periodically evaluates the positions taken in the income tax returns in relation to situations in which the applicable tax regulations give rise to interpretation and establishes provisions, when appropriate, based on the amounts that must be paid to the tax authorities.

Deferred tax and contribution liabilities are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred taxes and contributions are determined based on the rates in effect at the balance sheet date and which must be applied when they are realized or when they are settled.

Deferred tax and contribution assets are recognized to the extent that it is probable that future taxable income will be available to be used to offset temporary differences, based on projections of future results prepared and based on internal assumptions and future economic scenarios that may, therefore undergo changes.

Deferred income tax and social contribution are recognized on temporary differences arising from investments in subsidiaries and affiliates, except when the timing of the reversal of temporary differences is controlled by the Company, and provided that it is probable that the temporary difference will not be reversed in a predictable future.

Deferred taxes and contributions assets and liabilities are offset by the net amount in the balance sheet whenever related to the same legal entity and the same tax authority.

The projection for the realization of deferred taxes of an active nature was prepared based on Management’s best estimates, which are based on significant assumptions, such as the average net sales price of pulp and paper and the transfer price with its subsidiary in Austria. However, there are other assumptions that are not under the control of the Company, such as inflation rates, exchange rates, pulp prices practiced in the international market and other economic uncertainties in Brazil, future results may differ from those considered in the preparation of the consolidated projection.

iv.Fair value of biological assets

Biological assets for production (mature and immature forests) are reforested eucalyptus forests, with a formation cycle from planting to harvest of approximately 7 (seven) years, measured at fair value less selling expenses. Depletion is measured by the amount of biological assets depleted (harvested) and measured at fair value.

For determining the fair value, income approach technique was applied using the discounted cash flow model, according to the productivity cycle projected for these assets. The assumptions used in the measurement of fair value are reviewed every six months, as the Company considers that this interval is sufficient for there to be no significant lag in the fair value balance of biological assets recorded in the books. Significant assumptions are presented in Note 13 to the financial statements.

The gain or loss on the assessment of fair value is recognized under operating income (expenses), net.

Biological assets in development under 2 (two) years of age, kept in the accounts at their formation cost and areas of permanent environmental preservation, which are not recorded in the books, as they are not characterized as biological assets, are not included in the measurement at fair value.

The calculation of the fair value of biological assets falls within level 3 of the hierarchy established in CPC 46/IFRS 13 – Measurements of Fair Value, due to the complexity and structure of the calculation.

The main assumptions Average Annual Increase (“IMA”), discount rate and average gross selling price of eucalyptus stand out as being the most sensitive, where increases or decreases generate relevant gains or losses in the measurement of fair value.

The assumptions used in measuring the fair value of biological assets were:

i)Average cycle of forest formation of 6 and 7 years;

ii)Useful areas planted with forests from the 3rd year of planting;

iii)The IMA that consists of the estimated volume of wood with bark in m3 per hectare, calculated based on the genetic material applied in each region, silvicultural practices and forest management, productive potential, climatic factors and soil conditions;

iv)The average standard cost per estimated hectare includes expenditure on forestry and forest management applied to each year of the formation of the biological cycle of forests, plus the cost of land lease contracts and the opportunity cost of own land;

v)The average gross sales prices of eucalyptus were based on surveys specialized in transactions carried out by the Company with independent third parties; and

vi)The discount rate used in the cash flows is calculated based on the capital structure and other economic assumptions for an independent market participant for the sale of standing wood (forests).

The measurement of the consolidated assumptions used is presented below:

	December 31, 2021	December 31, 2020
Useful planted area (hectare)	1,060,806	1,020,176
Mature assets	138,739	111,866
Immature assets	922,067	908,310
Average Annual Increase (IMA) - m 3 /hectare/year	37.58	38.43
Average selling price of eucalyptus - BRL/m [3]	76.38	70.22
Discount rate - %	8.9%	8.9%

v.Useful life of property, plant and equipment and intangible assets with defined useful life

The useful life of property, plant and equipment items is defined in accordance with the specifications of the manufacturers of machinery, equipment and installations, at the level of operation of industrial plants and for preventive and corrective maintenance, by independent appraisers for real estate. Depreciation is recognized based on the estimated economic useful life of each asset using the linear method. Estimated useful lives, residual values and depreciation methods are reviewed annually and the effects of any changes in estimates are accounted for prospectively.

Intangible assets with a finite useful life are amortized over their economic useful lives and evaluated in relation to impairment losses whenever there is evidence of loss of their economic value.

In the event of events or changes in circumstances that indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows, Management will prospectively adjust the balance to its recoverable amount.

vi.Provisions, contingent assets and liabilities

Contingent assets are not recorded. Recognition is only carried out when there are security interests (garantias reais) or favorable court decisions, when the economic benefits arising from lawsuits are practically certain and whose value can be reliably measured. Contingent assets assessed as probable successes are disclosed in an explanatory note, when material.

A provision is recognized to the extent that the Company expects to disburse cash flows, which can be reliably measured. Tax, civil, environmental and labor proceedings are provisioned when losses are assessed as probable and the amounts involved are measured with sufficient certainty, being recorded net of judicial deposits. When the expectation of loss in these proceedings is possible, a description of the proceedings and amounts involved is disclosed in the explanatory notes. Contingent liabilities assessed as remote loss are neither provisioned nor disclosed.

Contingent liabilities of business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably. They are measured at the highest value between:

i)the amount that would be recognized under the provisions accounting policy described above; or

ii)the amount initially recognized, less, when applicable, the revenue recognized in accordance with the revenue recognition policy for customer contracts.

vii.Employee benefits

The Company offers benefits related to the supplementary defined contribution pension plan to all employees and medical assistance and life insurance for a certain group of former employees, and, for the last two benefits actuarial studies are prepared annually by an independent professional and are reviewed by the Management. Such commitments and costs are subject to economic and demographic assumptions, among which the most relevant are: discount rates and growth rate of medical costs, which imply a certain degree of judgment regarding the assumptions adopted.

These and other estimates are reviewed annually by independent professionals and may differ from actual results due to changes in market and economic conditions.

Measurements, which comprise actuarial gains and losses, are recognized under the equity valuation adjustment item when incurred. Interest incurred as a result of changes in the present value of actuarial liabilities is recorded under financial expenses in the income statement.

viii.Share-based payment

The Company’s executives and managers receive a portion of their compensation through share-based payment plans with cash settlement and in shares, with an alternative of cash settlement.

Expenses with the plans are recognized in profit or loss against a financial liability, during the vesting period when the services are received. The financial liability is measured at its fair value at each balance sheet date and its change is recognized under administrative expenses in the income statement.

On the date the option is exercised and in the event that such options are exercised by the executive to receive the Company’s shares, the financial liability is reclassified to the stock options granted under net equity. In the case of exercising the option in cash, the Company settles the financial liability in favor of the executive.

ix.Control, significant influence and consolidation

a.Consolidated financial statements

The financial statements are drafted using information from Suzano and its subsidiaries on the same base date, as well as consistent accounting policies. The Company consolidates all the subsidiaries over which it has direct or indirect control, that is, when it is exposed or has rights to variable returns on its investment with the investee and has the ability to direct the relevant activities of the investee.

Additionally, all transactions and balances between Suzano and its subsidiaries, affiliates and jointly-controlled investments were eliminated in the consolidation, as well as the unrealized profits or losses arising from these transactions, net of tax effects, the investments and the respective results of equity equivalence.

The participation of non-controlling shareholders is highlighted.

b.Investments in subsidiaries

They are all entities whose financial and operating activities may be conducted by the Company and in which there is normally an equity interest of more than half of the voting rights. The Company controls an entity when it is exposed or is entitled to variable returns arising from its involvement with the entity and has the ability to interfere in these returns due to the power it exercises over the entity.

Controlled entities are consolidated from the date on which control is obtained until the date on which such control ceases to exist.

c.Investments in joint operations

These are all entities in which the Company maintains the contractually established shared control over its economic activity and which exists only when the strategic, financial and operational decisions related to the activity require the unanimous consent of the parties that share control.

In preparing the consolidated financial statements, the balances of assets, liabilities, revenue and expenses are recognized proportionately in relation to the interest in the joint operation.

d.Investments in associates and joint ventures

They are initially recognized at cost and, subsequently, adjusted by the equity method, being increased or reduced by their share in the investee’s results after the acquisition date.

In investments in associates, the Company exercises significant influence, which is the power to participate in decisions about the investee’s financial and operating policies, but without individual or joint control over these policies. In joint ventures, there is a contractually agreed sharing of business control, in which decisions on relevant activities require the unanimous consent of the parties sharing control.

In relation to the associates Ensyn and Spinnova, equity is measured based on the latest information available and does not have a material effect on the consolidated result and, if any significant event had occurred until December 31, 2021, the effect would be adjusted in the consolidated financial statement.

x.Revenue recognition

Revenue from contracts with customers is recognized as control of the products is transferred to the customers, represented by the ability to determine the use of the products and to obtain substantially all of the remaining benefits from the products.

For this, the Company uses the 5-step model: (i) identification of contracts with customers (ii) identification of performance obligations provided in the contracts (iii) determination of the transaction price (iv) allocation of the transaction price to the obligation performance requirements provided in the contracts and (v) recognition of revenue when the performance obligation is met.

For the Pulp operating segment, revenue recognition is based on the parameters provided by (i) the corresponding International Trade Terms (“Incoterms”), when destined for the foreign market and (ii) transit time (“lead time”) , when destined for the domestic market.

For the Paper and Consumer Goods operating segments, revenue recognition is based on the parameters provided by (i) the corresponding International Trade Terms (“Incoterms”) and (ii) the transit time (“lead time”) and are products destined to the external and internal markets.

They are measured at the fair value of the consideration received or receivable, net of applicable taxes, returns, rebates and discounts and recognized in accordance with the accrual basis of accounting, when the amount is reliably measured.

Accumulated experience is used to estimate and record provisions for rebates and discounts using the estimated value method. Revenue is recognized only to the extent that it is highly probable that a significant reversal will not occur. A provision for reimbursement (included in trade accounts receivable) is recognized for estimated rebates and discounts payable to customers in connection with sales made up to the end of the year. Sales are made in the short term, therefore, they do not have a financing nature and are not discounted to present value.

xi.Expected credit losses

The Company uses the matrix of provisions by maturity with the appropriate grouping of its portfolio. When necessary, based on individual analysis, the provision for expected loss is supplemented.

The maturity position of the customer portfolio is analyzed on a monthly basis and, for customers with overdue balances, a specific assessment is carried out for each one, considering the risk of loss involved, the existence of contracted insurance, letters of credit, security interests (garantias reais) and the financial situation. In the event of default, collection efforts are made through direct contact with customers and collection through third parties. If these efforts are not sufficient, legal measures are considered and an expected credit loss is recorded as a contra entry to selling expenses in the income statement. The securities are written off against the provision, as Management considers that they are no longer recoverable after taking all appropriate measures to receive them.

xii.Provision for inventory losses

Provisions for losses, adjustments to net realizable value, deteriorated items and slow moving inventories are recorded when necessary. Normal production losses are part of the production cost for the respective month, while abnormal losses, if any, are recorded directly under cost of goods sold without transiting through inventories.

10.6Material items not disclosed in the financial statements

a)the assets and liabilities held by the Company, either directly or indirectly, that do not appear on its balance sheet (off-balance sheet items)

The officers inform that the Company does not have any material assets or liabilities that are not reflected in the Company’s consolidated financial statements for the fiscal years ended December 31, 2021, 2020 and 2019. All of its interests and relationships with subsidiaries are disclosed in the Consolidated Financial Statements.

(i)operating leases, as lessor and lessee

The Company’s Officers clarify that there are no operating leases, as lessor and lessee that are not evidenced in the balance sheets (off-balance sheet items) of the Company for the fiscal years ended December 31, 2021, 2020 and 2019.

(ii)receivables portfolios written off on which the entity maintains risks and responsibilities, indicating the respective liabilities

The Company’s Officers clarify that there are no receivables portfolios written off over which the entity maintains risks and responsibilities not evidenced in the Company’s balance sheets for the fiscal years ended December 31, 2021, 2020 and 2019.

(iii)contracts for the future purchase and sale of products or services

In the normal course of its business, the Company enters into long-term agreements of the type take or pay with chemical, electric power, transportation and natural gas suppliers. The contracts provide for termination clauses and suspension of supply due to non-compliance with essential obligations. Generally, the Company acquires the minimum contractually agreed upon and for this reason there are no liabilities recorded in addition to the amount that is recognized monthly. For the fiscal year ended December 31, 2021, these long-term commitments totaled BRL13,488,327 per year (BRL12,429,229 per year as of December 31, 2020 and BRL7,335,609 per year as of December 31, 2019).

(iv)unfinished construction contracts

The Company’s Officers clarify that there are no unfinished construction contracts applicable to the Company, provided in CPC 17 (R1) - Construction Contracts, for the fiscal years ended December 31, 2021, 2020 and 2019.

(v)contracts for future financing receipts

The Company’s Officers clarify that there are no contracts for future financing receipts in the Company’s balance sheets for the fiscal years ended December 31, 2021, 2020 and 2019.

b)other items not shown in the financial statements

Not applicable, as the Company’s officers inform that there are no material items not evidenced in the Company’s financial statements for the fiscal years ended December 31, 2021, 2020 and 2019.

10.7Comments on items not disclosed in the financial statements: a) how such items change or may change revenues, expenses, operating results, financial expenses or other items in the Company’s financial statements; b) nature and purpose of the transaction; c) nature and amount of obligations assumed and rights generated in favor of the issuer as a result of the transaction.

(i)Operating leasing agreements

The Company’s Officers clarify that there are no operating leases, as lessor and lessee that are not evidenced in the balance sheets (off-balance sheet items) of the Company for the fiscal years ended December 31, 2021, 2020 and 2019.

(ii)Take-or-pay Agreements

In the normal course of its business, the Company enters into long-term take or pay agreements with suppliers of chemical products, electricity, transport and natural gas, as described in note 24 of the financial statements for the fiscal year ended December 31, 2020. The contracts provide for termination clauses and suspension of supply due to non-compliance with essential obligations. Generally, the Company acquires the minimum contractually agreed upon and for this reason there are no liabilities in addition to the amount that is monthly recognized. For the fiscal year ended December 31, 2021, these long-term commitments totaled BRL13,488,327 per year (BRL12,429,229 per year as of December 31, 2020 and BRL7,335,609 per year as of December 31, 2019).

10.8 Business plan

a)Investments, including: (i) quantitative and qualitative description of investments in progress and planned investments; (ii) sources of investment financing; and (iii) relevant divestments in progress and expected divestments.

The Statutory Executive Board of Officers reaffirms its long-term profitability strategy and remains committed to execution with a focus on performance combined with innovation, sustainability and operational excellence in order to consolidate its position as one of the most profitable and competent forest-based business organizations in the sector and sustainability in its operations.

Suzano seeks continuous evolution, through the adoption of a set of measures and innovations that lead the Company to present consistent economic and financial results. Cash generation in recent years has allowed significant advances in the execution of the Company’s strategy of creating value in a sustainable manner.

We took important steps in the strategy of adjacent businesses, which seeks new uses of our asset base, diversifying our products into more profitable and scalable businesses.

i)Consumer goods; Structural Competitiveness of Pulp and Expansion of the Forestry Base: Representing an evolution of the Company’s market positioning in the consumer goods segment and the strengthening of its structural competitiveness in pulp production, attesting to Suzano’s commitment to the financial discipline established in its Financial Debt Policy. According to a Material Fact disclosed on December 19, 2019, on the same date, investments in the state of Espírito Santo were approved by the Company’s Board of Directors, totaling BRL 933,400,000.00 (nine hundred and thirty-three million and four hundred thousand reais), as detailed below, whose realization is subject to the approval of the same projects by the Government of the State of Espírito Santo, pursuant to State Law No. 11,001/2019, as amended, and State Decree No. 4,524/2019. Once such approvals are obtained, the projects will be financed by the monetization of ICMS credits held by the Company, under the terms of the same legal instruments:

(1)construction of a conversion plant for the production of toilet paper and paper towels, with a capacity of 30,000 (thirty thousand) tons per year, with total investments estimated at BRL 130,000,000.00 (one hundred and thirty million reais) and a term of planned implementation of 11 (eleven) months, counted from the obtaining of the applicable licenses and approvals;

(2)retrofit at the pulp production plant located in Aracruz, involving the replacement of parts of the recovery boiler and the installation of a crystallization system, with total investments estimated at BRL 272,400,000.00 (two hundred and seventy-two million, four hundred thousand reais), with an expected execution period of 25 (twenty-five) months; and

(3)development of a forest base involving the acquisition of properties, leases of land and plantations in a total estimated value of BRL 531,000,000.00 (five hundred and thirty-one million reais) with an estimated term of execution of the investment of 24 (twenty-four) months from the date of obtaining the applicable licenses and approvals. The investments do not affect the Company’s cash flow and the disbursements of investments identified in items 2 and 3 above are already included in the CAPEX estimate for 2020.

ii)CAPEX 2021: As shown in the table below, the Company expects a CAPEX of BRL13.6 billion for the fiscal year 2022, of which BRL5.0 billion refer to maintenance, BRL7.3 billion refer to the Cerrado Project was developed and the balance, in the total amount of BRL1.3 billion, comprises investments in expansion, modernization and others in order to benefit the efficiency of the operation.

CAPEX (BRL billion)	2020	2021[1]	2022
Maintenance	3.4	4.7	5.0
Expansion, Modernization, Port Terminals, and Others	0.4	0.5	0.6
Lands and Forests	0.4	0.4	0.7
Cerrado Project	N/A	0.7	7.3
Total	4.2	6.3	13.6

1 As published in the 4Q21 earnings release.

iii)Divestment: Pursuant to the Notice to the Market released on December 12, 2019, on the same date, the Company entered into the Contract for the Purchase and Sale of Standing Forests and Other Covenants with Klabin S.A. (“Klabin”) , through which the Company sold and Klabin purchased standing eucalyptus forests, located in the southern region of the state of São Paulo, totaling approximately 14 thousand hectares of planted forests (“Forest Sale Transaction”) , which currently constitute non-operating assets of the Company, totaling approximately BRL400 million reais (four hundred million reais). Payment will be made in proportion to the volume of forest harvested and will take place between 2020 and 2026. According to the Notice to the Market published by the Company on November 20, 2020, on January 5, 2021 the Company concluded the sale transaction of 21,066 (twenty-one thousand and sixty-six) hectares of rural property located in the central region of the state of São Paulo (by sale of land, assignment of lease agreement and acquisition of additional wood volume) to Bracell SP Celulose Ltda. and Turvinho Participações Ltda., receiving the purchase price of BRL 1,056,754,950.00 (one billion, fifty-six million, seven hundred and fifty-four thousand, nine hundred and fifty reais. The above operations are in line with the qualification plan of the Company’s leverage disclosed to the market, evidencing Suzano’s financial discipline in complying with its Financial Debt Policy.

On the main investments already made, for more information, see Section 10.3. The assumptions taken into account by the Company are subject to risks and uncertainties that could cause such expectations not to materialize or to be substantially different from what was expected. For more information on the risks to which the Company is subject, see items 4 and 5 of the Reference Form.

b)Acquisitions already disclosed of plants, equipment, patents or other assets that may materially influence the Company’s production capacity

Fibria: On January 14, 2019, a transaction was concluded that resulted in the Company owning all the shares issued by Fibria Celulose S.A. (“Fibria”) which, on April 1, 2019, was merged into the Company. The Operation sought to create a solid company, owner of first-rate assets, strategically located, capable of efficiently supplying customers on all continents with its products. As estimated by Management, in 2020, the curve to capture gains from operating synergies estimated as a result of the business combination with Fibria was completed, which reached estimated gains, on a recurring basis, of BRL 1.3 billion per year (before taxation). The operational synergies were obtained with the reduction of costs, expenses, capital investments and indirect taxes, deriving from the areas of supplies, forestry, industrial, logistics, commercial, administrative and personnel, allowing Suzano to consolidate its position in the international market as the lowest cost producer in the pulp industry.

c)New products and services, indicating (i) description of ongoing research already disclosed; (ii) total amounts spent by the Company on research for the development of new products or services; (iii) projects under development already disclosed; and (iv) total amounts spent by the Company on the development of new products or services

The breadth of new businesses that innovate and break paradigms contributes to the Company’s growth with investments in highly profitable and scalable projects, and helps to build avenues for diversification, creating sustainable value.

Tissue: In 2017, Suzano started the operation of the Consumer Goods Unit with the start of activities in the tissue segment (mainly, paper for sanitary purposes), with production of rolls and finished product at the units of Imperatriz (MA) and Mucuri (BA), with an installed production capacity of 120 thousand tons per year of tissue rolls, with the maximum conversion capacity for finished product covered by the project is 60 thousand tons per year. Each manufacturing unit has the same installed production capacity, with a total investment estimated at BRL540 million. This initiative allows Suzano to find a structural tax solution (monetization of ICMS credits), demonstrating our operational competitiveness, as a result of the paper machine being integrated with the pulp unit and of being present in more than 80% of the cash and logistics costs.

FACEPA - Fábrica de Papel da Amazônia S.A., merged into the Company on December 31, 2020, had been acquired in March 2018, in addition to Suzano’s objective of expanding its activities to markets for products adjacent to pulp. FACEPA had units in Belém (PA) and Fortaleza (CE) and the total investment in the acquisition was BRL 310 million, subject to adjustments. With the acquisition, Suzano became one of the largest tissue paper manufacturers in Brazil, with a prominent position in the North and Northeast regions.

Also, according to the Material Fact disclosed on December 19, 2019, in 2020, through the monetization of ICMS credits held by the Company, a conversion plant for the production of toilet paper and paper towels was built in the city of Cachoeiro do Itapemirim (ES), with a capacity of 30,000 (thirty thousand) tons per year.

Lignina: In the line of development of new products and processes, Suzano continually invests in the search for technologies capable of adding value to its current business. The start of lignin production at the Limeira Unit (SP) is scheduled for 2020. With a capacity of 20 thousand tons per year, the Company will start to operate in the kraft lignin segment and in a new technological frontier of the industry. Lignin can be used as a raw material from a renewable source to replace petroleum-derived chemicals in various value-added applications. Suzano is the first producer of kraft lignin and derivatives in Latin America and the first in the world to produce lignin from planted and certified eucalyptus forests, which will open up unique opportunities for exploiting the identified potential.

New Products: We have also invested in other research projects using our biomass and Pulp as raw material for new products. In this scope, we have a partnership with Ensyn, a company based in the United States in which Suzano has a shareholding since 2012, for biopetroleum production projects. In 2020, we supported the product development process in co-processing applications in refineries and worked on the assessment of business models and projects.

Development of applications and products from the production of microfibrillated Pulp is another line of research and business development at Suzano. In addition to using this product in paper and consumer goods, Suzano has developed applications in different markets, such as paints, fiber cement, cosmetics, cleaning products, hygiene, among others.

Spinnova: One of the applications developed from the production of microfibrillated Pulp was in the textile industry. Today, Suzano holds a 19% equity stake in Spinnova, a Finnish materials innovation startup. In 2021, Suzano announced the creation of the JV with Spinnova, jointly investing 22 million euros in the construction of the first SPINNOVA® production unit on a commercial scale. The factory will be located in Jyväskylä, Finland, where Spinnova ‘s Research and Development (R&D) center and pilot plant are located. Spinnova ‘s sustainable fiber, created from wood and waste without the use of harmful chemicals, will be available to global textile brands in 2022.

10.9 Additional factors with relevant influence

Analysis of the impacts of the COVID-19 pandemic on the Company’s activities

The Company’s operations, as well as the operations of companies directly or indirectly controlled by the Company, were impacted by the COVID-19 pandemic.

However, Suzano has been taking preventive and mitigating measures in line with the guidelines established by national and international health authorities in order to minimize, as much as possible, possible impacts arising from the pandemic of COVID-19, popularly known as the new coronavirus, with regard to the safety of people and the continuity of their business.

The company’s actions are based on three pillars:

(1) Personal: with the objective of providing security to its employees and third-parties, Suzano adopted a series of measures and procedures to minimize their exposure to the new coronavirus. Regarding the protection of people. It is also worth mentioning the Company’s decision to maintain all direct jobs and the anticipation of 50% of the Christmas bonus (13º salário) for all employees;

(2) Society: Suzano currently understands its responsibility to the communities in which it operates and based on its guideline “It is only good for us, if it is good for the world”. In that regard. since the beginning of the pandemic until now, the Company adopted a series of measures to protect society. These include:

(i)Donation of toilet paper, napkins and disposable diapers produced by the Company to regions in need.
(ii)Donation of 159 respirators and 1 million hospital masks for donation to the Federal and State Governments.
(iii)Participation in the joint action with Positivo Tecnologia, Klabin, Flextronics and Embraer, in support of the Brazilian company Magnamed, in the production of respirators that were delivered to the Federal Government. The disbursement made by Suzano in this action was BRL 9 million.
(iv)Construction of a field hospital in Teixeira de Freitas (BA) together with Veracel, which has already been delivered to the state government and opened in July 2020.
(v)Establishment of a partnership with Fatec de Capão Bonito for the production of gel alcohol.
(vi)Loan of forklifts to handle donations received by the Red Cross.
(vii)Preservation of all direct jobs.
(viii)Maintenance, for 90 days (until the end of June 2020) of the payment of 100% of the payroll cost of workers of service providers who had their activities suspended as a result of the pandemic, aiming at the consequent preservation of jobs.
(ix)Creation of the support program for small suppliers, a social program to support small farmers to sell their products through the home delivery system in 38 communities supported by the Suzano Rural and Territorial Development Program (Programa de Desenvolvimento Rural e Territorial da Suzano - “PDRT”) in 5 states and a social program with the objective of making 125,000 masks in communities for donation in 5 states.
(x)Launch of the support program for its portfolio of small and medium-sized paper customers called “Tamo Junto” with the objective of ensuring that these companies have the financial and management capacity to resume activities. The disbursements made to carry out the social actions implemented by Suzano amounted to BRL49 million until December 31, 2020. It is also important to note that another BRL 136 million was spent to adapt our operation to the current scenario of combating the Coronavirus (see note 30 – Result by Nature of the Financial Statements).

(3) Business continuity: to date, the Company continues with its normalized operations and a crisis management committee has been implemented and remains active. The pulp and paper sector was recognized by the World Health Organization (“WHO”), as well as by several countries, as a producer of essential goods for society. Therefore, in order to fulfill the responsibility arising from the essentiality of the business, Suzano took measures to ensure, to the greatest possible extent, operational normality and full service to its customers, increasing the level of wood and raw material inventories in the factories and advancing their finished product inventories, bringing them closer to their customers to mitigate possible risks of disruption in the supply chain of the factories and the sale of their products. The current situation resulting from the new coronavirus also implies a greater credit risk, especially for its customers in the paper business. Therefore, the Company has also been monitoring the evolution of this risk and implementing measures to mitigate it, and so far, there has been no significant financial impact.

Due to the social isolation measures adopted in Brazil and in several countries around the world, causing the closure of schools and offices, for example, the demand for printing and writing paper was reduced. In view of this situation, as announced by paper producers in several countries around the world, Suzano decided to temporarily reduce its paper production volume. As previously disclosed in the quarterly information for the period ended March 31, 2020, the Company carried out a temporary production stoppage in the paper production lines at the Mucuri and Rio Verde factories, however, the activities of the factories were resumed at the beginning of the month of July 2020.

Finally, it is opportune to inform that, as a result of the current scenario, the Company has made and maintained a vast communication effort to increase even more the interaction with its main stakeholders, with the objective of guaranteeing the adequate transparency and flow of information with the same in a timely manner to the dynamics of the social and economic situation. All the main communications made by the Company to update its measures and activities in the context of COVID-19 are available on the Company’s Investor Relations website. Additionally, the Company created a page, where it discloses all its actions related to COVID19, called https://www.suzanocontraocoronavirus.com.br.

The adverse consequences of the current pandemic occurred (and continue to occur) after the issuance of the Company’s financial statements for the fiscal year ended December 31, 2020, probably remaining after the publication of the Company’s quarterly financial information for the period of three months ended March 31, 2021 and, as these are recent events, up to the date of this Reference Form, there will be no additional information available for the Company to carry out an assessment of the impact of the COVID-19 pandemic on its business, in addition to the weights presented in this item 10.9 and in items 4.1, 7.1, and 10.1 of the Reference Form.

The impacts arising from the COVID-19 pandemic are ongoing and, therefore, the Company will assess the evolution of the effects of the current pandemic on its revenues, assets, results, business and prospects, including any possible changes in its ability to continue operating its business. The Company’s analyzes will be carried out in line with the Circular Letters CVM/SNC/SEP that guides managers and independent auditors of publicly-held companies to carefully consider the impacts of the COVID-19 pandemic on their business and report in the financial statements the main risks and uncertainties arising from this analysis, in line with applicable accounting standards.

Other relevant events

As of the date of this Reference Form, no other event has occurred, in addition to those described in this section 10.9, that has materially affected the Company.

III.	Exhibit 9-1-II of CVM Instruction 481

ALLOCATION OF NET INCOME

1. Inform the net income for the year

In the fiscal year ended on December 31, 2021, the Company recorded net income of BRL8,626,386,669.48 (eight billion, six hundred and twenty-six million, three hundred and eighty-six thousand, six hundred and sixty-nine reais and forty-eight cents).

2. Inform the global amount and the value per share of dividends, including anticipated dividends and interest on equity already declared

Proposed global amount of BRL1,800,000,000 (one billion and eight hundred million reais), comprising the following amounts:

(i) the amounts approved and paid in advance, in the amount of BRL1,000,096.676.07 (one billion, ninety-six thousand, six hundred and seventy-six reais and seven cents), comprised of BRL 1,000,000,000.00 (one billion reais) declared at the Board of Directors’ Meeting held on January 7, 2022 (“RCA 07.01.2022”), ad referendum of the Annual Ordinary Shareholder’s Meeting that approves the accounts for the fiscal year ended on December 31, 2022 and BRL 96,676.07 (ninety-six thousand, six hundred and seventy-six reais and seven cents) paid due to the variation in the treasury stock ownership verified on the base date, corresponding to an amount per share of BRL 0.741168104 (“Intermediate Dividends”); and

(ii) the proposal for the payment of supplementary dividends, in the amount of BRL799,903,323.93 (seven hundred and ninety-nine million, nine hundred and three thousand, three hundred and twenty-three reais and ninety-three cents), corresponding to BRL 0.59280552075 per share, considering the number of “ex-treasury” shares on the date hereof. (“Supplementary Dividends”)

The payment of the Intermediate Dividends referred to in item “i” was carried out to the retained earnings account calculated based on the 3rd ITR and in compliance with the net income calculated in the half-yearly balance sheet dated June 30, 2021, after the full absorption of the Company’s retained earnings balance by partially offsetting the retained earnings balance as resolved at the Extraordinary Shareholder’s Meeting held on October 25, 2021.

The payment of the Supplementary Dividends referred to in item “ii” will be made from the net income account for the year ended December 31, 2021, provided for in the Financial Statements for that year, published on February 9, 2022 (“FS2021”).

3. Inform the percentage of net income for the year distributed

In compliance with the legislation and the Company’s Bylaws, the dividends distributed represent 49.28% of the adjusted net income for the year, after absorbing accumulated losses and constituting legal and tax incentive reserves.

4. Inform the global amount and the value per share of dividends distributed based on profit from previous years

There was no distribution of dividends and interest on equity (“JCP”) based on profits from previous years.

5. Inform, after deducting the anticipated dividends and interest on equity already declared:

a. The gross amount of dividends and interest on equity, separately, per share of each type and class

In a brief summary, the proposal for the allocation of results comprises: (i) the Intermediate Dividends, as resolved in the RCA 01.07.2022; and (ii) the payment of Supplementary Dividends, which will be paid against the net income account for the year ended December 31, 2021, reflected in FS2021.

(a.1) Intermediate Dividends

The amounts approved and paid in advance, in the amount of BRL 1,000,096.676.07 (one billion, ninety-six thousand, six hundred and seventy-six reais and seven cents), comprised of BRL1,000,000,000.00 (one billion reais) declared in RCA 01.07.2022, ad referendum of the Annual General Meeting to approve the accounts for the fiscal year ended December 31, 2021 and BRL 96,676.07 (ninety-six thousand, six hundred and seventy-six reais and seven cents) due the variation the treasury stock ownership verified on the base date, corresponding to an amount per shares of BRL0.741168104.

As also indicated in RCA 01.07.2022, the Intermediate Dividends declared will be imputed to the mandatory minimum dividend for the fiscal year ended December 31, 2021, pursuant to article 202 of Law 6,404, of December 15, 1976 (“Brazilian Corporation’s Law”) and article 28 of the Bylaws.

(a.2) Proposal for Supplementary Dividends

Management proposes to the Annual Ordinary Shareholders’ Meeting, as resolved at the Board of Directors’ Meeting held on March 23, 2022, the payment of Supplementary Dividends in the amount of BRL799,903,323.93 (seven hundred and ninety-nine million, nine hundred and three thousand, three hundred and twenty-three reais and ninety-three cents), corresponding to BRL 0.59280552075 per share, considering the number of “ex-treasury” shares on the present date, which will be paid to the account of the net income of the fiscal year ended December 31, 2021 reflected in FS2021.

B. The form and term of payment of dividends and interest on equity

The Intermediate Dividends were paid on January 27, 2022, in local currency. It is proposed that the Supplementary Dividends be paid on May 13, 2022, in local currency.

c. Possible levy of restatement and interest on dividends and interest on equity

Not applicable.

d. Date of declaration of payment of dividends and interest on equity considered for identification of shareholders who will be entitled to receive them

The Intermediate Dividends were paid to shareholders registered in the Company’s shareholding base at the close of the B3 trading session on January 18, 2022.

The Supplementary Dividends will be paid to shareholders registered in the Company’s shareholding base at the close of the B3 trading session on May 4, 2022. The shares issued by the Company will be traded “ex-dividends” as of May 5, 2022, inclusive.

6. If there has been a declaration of dividends or interest on equity based on profits determined in half-yearly balance sheets or in shorter periods

a. Inform the value of dividends or interest on equity already declared

As indicated in items 2 and 5.(a) above, RCA 01.07.2022 declared the amount of BRL 1,000,000,000.00 (one billion reais) as Intermediate dividends, with the amount corresponding to BRL 1,000,096,676.07 (one billion, ninety-six thousand, seven hundred and seventy-six reais and seven cents) due the variation in the treasury stock ownership verified on the base date, which resulted in a difference of BRL96,676.07 (ninety-six thousand, six hundred and seventy-six reais and seven cents).

As also indicated in RCA 01.07.2022, the declared Intermediate dividends will be attributed to the minimum mandatory dividend for the fiscal year ended December 31, 2021, pursuant to article 202 of Brazilian Corporation’s Law and article 28 of the Bylaws.

B. Inform the date of the respective payments

The payment of Intermediate dividends in the amount of BRL 1,000,096,676.07 (one billion, ninety-six thousand, six hundred and seventy-six reais and seven cents) referred to in item (a) above, occurred on January 27, 2022.

7. Provide a comparative table indicating the following values per share of each type and class:

a. Net income for the year and the 3 (three) previous years

Profit (loss) per share (in BRL thousand)	2021	2020	2019
ON [1]	6.39360	(7.94890)	(2.08825)

b. Dividend and interest on equity distributed in the 3 (three) previous years

Year	Pay day	dividends	ON (per share)
2021	01/27/2022	BRL 1,000,096,676.07	BRL 0.741168104
2021	05/13/2022	BRL 799,903,323.93	BRL 0.59280552075

There was no distribution of dividends and interest on equity (JCP) on December 31, 2020 and 2019 due to the loss calculated.

8. If profits are allocated to the legal reserve

a. Identify the amount allocated to the legal reserve

The amount of BRL 235,018,591.97 (two hundred and thirty-five million, eighteen thousand, five hundred and ninety-one reais and ninety-seven cents), pursuant to art. 193, paragraphs 1 and 2, of the Brazilian Corporation Law, was intended for the constitution of the Legal Reserve.

b. Detail how the legal reserve is calculated

The net income for the period was BRL8,626,386,669.48 (eight billion, six hundred and twenty-six million, three hundred and eighty-six thousand, six hundred and sixty-nine reais and forty-eight cents), which was partially absorbed in BRL3,926,014,830.11 (three billion, nine hundred and twenty-six million, fourteen thousand, eight hundred and thirty reais and eleven cents) related to accumulated losses from the previous period. The remaining result was BRL4,700,371,839.37 (four billion, seven hundred million, three hundred and seventy thousand, eight hundred and thirty-nine reais and thirty-seven cents), of which 5% were allocated to the constitution of the legal reserve up to the limit of 20% of the capital stock, pursuant to article 193 of Brazilian Corporation’s Law and pursuant to article 26, item (a) of the Company’s Bylaws. Such reserve may cease to be constituted in the fiscal year in which the balance of the legal reserve, plus the amount of capital reserves (Article 193 of Brazilian Corporation’s Law), exceeds 30% of the capital stock.

9. If the company has preferred shares entitled to fixed or minimum dividends: a. Describe how fixed or minimum dividends are calculated; b. Inform whether the profit for the year is sufficient for the full payment of fixed or minimum dividends; c. Identify whether any unpaid installment is cumulative; d. Identify the global amount of fixed or minimum dividends to be paid to each class of preferred shares; e. Identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable.

10. Regarding the mandatory dividend

a. Describe the calculation method provided for in the bylaws

Article 26, item (c) of the Company’s Bylaws establishes the payment of a dividend that represents, in each year, the equivalent of the lowest amount between: (i) 25% (twenty-five percent) of the adjusted annual net income in the form of art. 202 of Brazilian Corporation’s Law; or (ii) 10% (ten percent) of the Company’s Operating Cash Generation in the respective Fiscal Year, as provided for in article 26, § 3 of the Company’s Bylaws.

b. Inform if it is being paid in full

Yes.

c. Inform the amount eventually withheld

Not applicable.

11. If the mandatory dividend is withheld due to the company’s financial situation: a. Inform the amount of withholding; b. Describe, in detail, the company’s financial situation, including aspects related to liquidity analysis, working capital and positive cash flows; c. Justify the retention of dividends

Not applicable.

12. In the event of allocation of results to the contingency reserve: a. Identify the amount destined for the reserve; b. Identify the loss considered probable and its cause; c. Explain why the loss was considered probable; d. Justify the constitution of the reserve

There will be no allocation of results to the contingency reserve.

13. If there is allocation of results to reserve for unrealized profits: a. Inform the amount allocated to the unrealized profit reserve; b. Inform the nature of the unrealized profits that gave rise to the reserve.

Not applicable.

14. In case of allocation of income to statutory reserves:

a. Describe the statutory clauses that establish the reserve;

Pursuant to article 26, item (d), of the Company’s Bylaws, after the calculation of the minimum mandatory dividend, the balance, if any, will have the destination that, as proposed by the management, is resolved by the Shareholders’ Meeting, with the right to allocate up to 90% (ninety percent) to the Capital Increase Reserve, aiming to ensure adequate operating conditions. Said Reserve cannot exceed 80% (eighty) of the capital stock. The remainder will be allocated to the Special Statutory Reserve in order to guarantee the continuity of the semi-annual distribution of dividends until reaching the limit of 20% (twenty) of the capital stock.

b. Identify the amount destined for the reserve;

Pursuant to item (d) of article 26 of the Bylaws, and as indicated in FS2021, the amount of BRL 1,793,664,040.91 (one billion, seven hundred and ninety-three million, six hundred and sixty-four thousand, forty reais and ninety-one cents) , will be allocated to the constitution of the Capital Increase Reserve and the amount of BRL 199,296,004.55 (one hundred and ninety-nine million, two hundred and ninety-six thousand, four reais and fifty-five cents) will be allocated to constitution of the Special Statutory Reserve.

c. Describe how the amount was calculated.

Allocation of 2021 Result
net income for the year	8,626,386,669.48
(-) Absorption of accumulated losses	(3,926,014,830.11)
= Net profit after absorbing accumulated losses	4,700,371,839.37
(-) Legal reserve - 5%	(235,018,591.97)
(-) Tax incentive reserve	(812,908,608.06)
= adjusted net income	3,652,444,639.34
(-) Minimum mandatory dividends - 25%	(913,111,159.84)
(+) Realization of equity valuation adjustment	140,515,406.11
(-) Additional Dividends	(86,985,516.23)
(-) Supplementary Dividends AGM	(799,903,323.93)
= Profit available for the composition of statutory reserves	1,992,960,045.45
(-) Reserve for capital increase - 90%	(1,793,664,040.91)
(-) Special Statutory Reserve - 10%	(199,296,004.55)

15. If there is retention of profits provided for in the capital budget: a. Identify the amount of retention; b. Provide copy of capital budget.

Not applicable.

16. If there is allocation of results to the tax incentive reserve

a. Inform the amount destined for the reserve

According to art. 195-A, of the Brazilian Corporation’s Law, the amount of BRL812,908,608.06 (eight hundred and twelve million, nine hundred and eight thousand, six hundred and eight reais and six cents) was allocated to the Tax Incentive Reserve.

b. Explain the nature of the destination

Investment subsidies are benefits granted as a stimulus to the implementation or expansion of economic enterprises, including through tax exemption or reduction.

From the advent of Complementary Law No. 160/17, the incentives and fiscal or financial-fiscal benefits related to ICMS, granted by states and the Federal District and considered investment subsidies may no longer be computed in the determination of taxable income, provided they are observed the requirements and conditions imposed by art. 30 of Law No. 12,973/14, among which, the need to have been granted as a stimulus to the implementation or expansion of economic enterprises.

At the Company, the locations that enjoy such benefits are the industrial units in Mucuri/BA, Belém/PA and Três Lagoas/MS and the distribution centers in São José dos Pinhais/PR and Londrina/PR.

IV.	Management (Sections 12.5 to 12.10 - CVM Instruction No. 480/09)

12.5 and 12.6. In relation to each of the managers and members of the fiscal council, indicate:

Statutory Executive Board of Officers

Information on the members of the Statutory Executive Board of Officers is not being presented in this act, considering that the election of such members will not be subject to resolution at the AEGM to be held on 04.25.2022.

Board of Directors

Name	Ana Paula Pessoa
CPF (Tax ID)	865.873.407-25
Birth date	03/25/1967
Profession	Economist
Management body	She belongs only to the Board of Directors
Elective position occupied	Independent Director (Effective)
Description of another position/function	Not applicable
Expected election date	04/25/2022
Expected date of possession	04/25/2022
Term of office	04/25/2024
Was elected by the controller	Yes
Number of consecutive terms, if re-elected	2
Percentage of attendance in meetings (%)	100.00%
Other positions and functions performed at the issuer	Coordinator of the Statutory Audit Committee
Type of Conviction	[ ] Criminal Conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A
Description of Conviction

Mrs. Ana Paula Pessoa declared that, for all legal purposes, she was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM and no final and unappealable conviction, in the judicial or administrative sphere, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Professional experience / Declaration of possible convictions / Independence Criteria

Ana Paula is a partner, investor and member of the Board of Directors of Kunumi AI, a 100% Brazilian artificial intelligence company, with values and objectives that guide its investment choices. She is Chairwoman of the Advisory Board of Credit Suisse Brasil, member of the board of News Corporation, in New York, of the Vinci Group, in Paris, and since January 2021 is a member of the Board of COSAN. She is passionate about improving diversity in companies and understanding how technology and societal change impact corporate cultures. Its volunteer activities focus on education initiatives and environmental concerns to ensure sustainable growth. She is a member of the Global Council (GAC) at Stanford University in California, member of the Advisory Board of The Nature Conservancy Brasil, the Audit Committee of the Roberto Marinho Foundation, and the Instituto Atlantico de Gobierno, Madrid. She was the financial director of the Rio 2016 Olympic and Paralympic Games Organizing Committee. She invested in and was chairman of the board of Neemu Internet. She was a partner and founder of Brunswick São Paulo, worked 18 years in several companies of the Organizações Globo. She has worked for the United Nations Development Program and the World Bank in the US and Africa, Ana Paula holds a BA in Economics and International Relations and a Master’s in Development Economics from Stanford University.

Name	Daniel Feffer
CPF (Tax ID)	011.769.138-08
Birth date	10/28/1959
Profession	Businessman
Management body	He belongs only to the Board of Directors
Elective position occupied	Vice President of the Board of Directors
Description of another position/function	Not applicable
Expected election date	04/25/2022
Expected date of possession	04/25/2022
Term of office	04/25/2024
Was elected by the controller	Yes
Number of consecutive terms, if re-elected	10
Percentage of attendance in meetings (%)	100.00%
Other positions and functions performed at the issuer	Member of the Sustainability Committee
Type of Conviction	[ ] Criminal Conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A
Description of Conviction

Mr. Daniel Feffer declared that, for all legal purposes, he was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM and any final and unappealable conviction, in the judicial or administrative spheres, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Professional experience / Declaration of possible convictions / Independence Criteria

Graduated in Law from Universidade Mackenzie, he studied specialization at Fundação Getúlio Vargas, in addition to Harvard University and Massachusetts Institute of Technology (MIT), in the United States, IMD, in Switzerland, and LBS-London Business School in England. He is currently (i) President of ICC Brasil; (ii) Vice-President of the Board of Directors and member of the Company’s Sustainability and Strategy Committee; (iii) Chairman of the Board of Trustees of Fundação Arymax, whose main activity is the defense of social rights; (iv) President of the Board of Directors and Chairman of the Board of Governors of the Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável, whose main activity is the defense of social rights; (v) Chairman of the IBÁ Advisory Board; (vi) Member of the Board of IEDI - Economic Institute for Industrial Development; (vii) Founding Member of the “Todos Pela Educação” Commitment Council; (viii) Member of the Strategic Council of FIESP.

Name	David Feffer
CPF (Tax ID)	882.739.628-49
Birth date	11/13/1956
Profession	Businessman
Management body	He belongs only to the Board of Directors
Elective position occupied	President of the Board of Directors
Description of another position/function	Not applicable
Expected election date	04/25/2022
Expected date of possession	04/25/2022
Term of office	04/25/2024
Was elected by the controller	Yes
Number of consecutive terms, if re-elected	11
Percentage of attendance in meetings (%)	100.00%
Other positions and functions performed at the issuer	Member of the Strategy and Innovation Committee, Coordinator of the Sustainability Committee, Coordinator of the Management and Finance Committee and member of the People Committee
Type of Conviction	[ ] Criminal Conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A
Description of Conviction

Mr. David Feffer declared that, for all legal purposes, he was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM and any final and unappealable conviction, in the judicial or administrative spheres, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Professional experience / Declaration of possible convictions / Independence Criteria

He studied Business Administration in Brazil and completed non-degree programs at Harvard Business School (USA), Columbia University (USA), IMD (Switzerland), The Aspen Institute (USA), at the Singularity University (USA) and Stanford University (USA). Regarding the companies that are part of the Company’s economic group, he has held and/or holds the following positions: (i) since 2003, he has been President of the Board of Directors, and he is also a member of the following non-statutory committees of the Company: Strategy and Innovation Committee, Sustainability Committee (Coordinator); Management and Finance Committee (Coordinator) and People Committee; (ii) since 2003, he has been the Chief Executive Officer of Suzano Holding S.A., a publicly held company whose main activity is holding interests in other companies; (iii) since 2001 he has been a member of the Board of Directors and Chief Executive Officer of Polpar S.A., a publicly-held company whose main activity is holding interests in other companies; (iv) since 2004, he has been the Chief Executive Officer of IPLF Holding S.A., a closely held company whose main activity is holding interests in other companies; and (v) from 2001 to 2015, he was Vice-President Officer and since April 2015, he has been Chief Executive Officer of Premesa S.A., a subsidiary of Suzano Holding S.A. whose main activity is the development of real estate projects. He is also a member of several social and cultural institutions, among which the following activities stand out: President of the Board of Directors of the ALEF-Peretz School and Member of the Deliberative Council of the Associação Beneficente Israelita Brasileira Hospital Albert Einstein.

Name	Gabriela Feffer Moll
CPF (Tax ID)	315.806.998-98
Birth date	12/13/1983
Profession	Business Manager
Management body	Board of Directors
Elective position occupied	If elected, she will be a member of the Board of Directors (Effective)
Description of another position/function	Not applicable
Expected election date	04/25/2022
Expected date of possession	04/25/2022
Term of office	04/25/2024
Was elected by the controller	Yes
Number of consecutive terms, if re-elected	0
Percentage of attendance in meetings (%)	Not applicable
Other positions and functions performed at the issuer	Not applicable
Type of Conviction	[ ] Criminal Conviction | [ ] Administrative Proceedings [ ] Any conviction | [ x] N/A
Description of Conviction

Mrs. Gabriela Feffer Moll declared that, for all legal purposes, she was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM and any final and unappealable conviction, in the judicial or administrative spheres, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Professional experience / Declaration of possible convictions / Independence Criteria

Gabriela Feffer Moll is member of the Board of Directors of MDS, of the ESG and People Committee of Bionexo, and of the Board of the ELF (Group of Empowerment and Female Leadership of the Israeli Federation of the State of São Paulo (Federação Israelita do Estado de São Paulo – FISESP)). Gabriela started her career at GI - Grupo de Incentivo and in 2010 founded AG Sport, a consultancy specializing in the idealization and organization of large events, in which she was responsible for the development of the company’s commercial and strategy area. In 2015, he joined Dotz, working on the business development fronts and implementing a new 100% digital self-service model to open up the small business market. At Suzano S.A., as of 2017, she led the communication of products and the digital transformation of the Paper and Packaging Unit. Also at Suzano, after its merger with Fibria, she worked in the integration cell responsible for monitoring the synergies arising from the merger. Gabriela has a degree in Hotel Management, an Executive MBA from Fundação Dom Cabral and executive courses from Harvard University, Insper and Insead. Determined to contribute to the transformation of people and organizations from a humanized and empathetic perspective, she also makes her professional performance a personal mission in building a society and a better planet for all.

Name	Maria Priscila Rodini Vansetti Machado
CPF (Tax ID)	036.618.448-22
Birth date	05/04/1958
Profession	Engineer
Management body	She belongs only to the Board of Directors
Elective position occupied	Independent member of the Board of Directors (Effective)
Description of another position/function	Not applicable
Expected election date	04/25/2022
Expected date of possession	04/25/2022
Term of office	04/25/2024
Was elected by the controller	Yes
Number of consecutive terms, if re-elected	2
Percentage of attendance in meetings (%)	100.00%
Other positions and functions performed at the issuer	Member of the Strategy and Innovation Committee and member of the Sustainability Committee
Type of Conviction	[ ] Criminal Conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A
Description of Conviction

Mrs. Priscila Vansetti declared that, for all legal purposes, she was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM and any final and unappealable conviction, in the judicial or administrative spheres, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Professional experience / Declaration of possible convictions / Independence Criteria

Mrs. Priscila Vansetti has a degree in Agronomic Engineering from the Escola Superior de Agricultura “Luiz de Queiróz” at the University of São Paulo (ESALQ/USP) and is specialized in Executive Management and Global Strategy Leadership by Wharton School (University of Pennsylvania). Priscila began her career at DuPont Brasil in 1981, in the agricultural division, assuming leadership positions in the Regulatory, Government Relations and Research & Development areas. In 1996, she was transferred to Wilmington (Delaware, United States), where she took on different positions in the areas of Development and Marketing. In 2008, she was promoted to DuPont Canada Business Director, being reassigned to the Mississauga unit (Ontario, Canada). Between September 2014 and September 2015, she served as global director of Strategic Planning at DuPont Proteção de Cultivos. In October 2015, she returned to Brazil where she assumed the positions of Chief Executive Officer of DuPont do Brasil and Vice President for Latin America of DuPont Proteção de Cultivos at DuPont do Brasil e América Latina. With the merger of Dow and DuPont in September 2017, Priscila was named Global Director of Strategy and Business Development of Corteva AgrisciencesTM in Indianapolis, Indiana. In January 2021, Priscila assumed the position of Vice President of Strategy and Planning. In recent years Priscila has served on the Board of Directors of the American Chamber of Commerce (AmCham), of the Brazilian Chemical Industry Association (Associação Brasilieira da Indústria Quimica - ABIQUIM), on the FIESP Agribusiness Council and on the Board of Directors of the Canadian Crop Protection Association (CropLife Canada). Priscila is currently Chair of the Board of Directors of the International Center of Indianapolis, Indiana, and serves on the Board of Directors of the Inter-American Dialogue in Washington, D.C.

Name	Nildemar Secches
CPF (Tax ID)	589.461.528-34
Birth date	11/24/1948
Profession	Mechanical Engineer
Management body	He belongs only to the Board of Directors
Elective position occupied	Vice President of the Board of Directors
Description of another position/function	Not applicable
Expected election date	04/25/2022
Expected date of possession	04/25/2022
Term of office	04/25/2024
Was elected by the controller	Yes
Number of consecutive terms, if re-elected	6
Percentage of attendance in meetings (%)	100.00%
Other positions and functions performed at the issuer	Member of the Strategy and Innovation Committee, member of the Management and Finance Committee, Coordinator of the People Committee and member of the Nomination and Compensation Committee
Type of Conviction	[ ] Criminal Conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A
Description of Conviction

Mr. Nildemar Secches declared that, for all legal purposes, he was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM and any final and unappealable conviction, in the judicial or administrative spheres, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Professional experience / Declaration of possible convictions / Independence Criteria

Graduated in Mechanical Engineering from USP in São Carlos, post-graduated in Finance from PUC in Rio de Janeiro, having completed a doctorate in Economics from Unicamp. He currently holds the following positions: (i) since 2008, he has been a member of the Board of Directors and of the Sustainability and Strategy Committee of the Company; (ii) since 1998, he has been Vice-President of the Board of Directors of WEG S/A, a publicly held company whose main activity is the industrialization, production and sale of industrial systems, machines and equipment; (iii) since 2004, he has been Vice-President of the Board of Directors of Iochpe-Maxion S.A., a publicly held company whose main activity is the manufacture and distribution of engines, agricultural machinery and equipment and components for the metallurgical, railway and automobile industries; (iv) was a member of the Board of Directors of Ultrapar Participações S.A., a publicly-held company whose main activity consists of investing its own capital in commerce, industry, agriculture and the provision of services, from 2002 to 2021; and (v) was a member of the Board of Directors of Itaú-Unibanco from 2012 to 2017. From 1972 to 1990, he worked at the National Bank for Economic and Social Development - Banco Nacional de Desenvolvimento Social (BNDES), where he was an Officer from 1987 to 1990. From 1990 to 1994, he was Corporate General Manager of Grupo Iochpe-Maxion Holding Indústria and, from 1995 to 2008, he was Chief Executive Officer of Perdigão S.A. From 2007 to April 2013, he was President of the Board of Directors of BRF - Brasil Foods, publicly-held company whose main activity is the industrialization, commercialization and exploitation of food in general.

Name	Paulo Rogerio Caffarelli
CPF (Tax ID)	442.887.279-87
Birth date	09/19/1965
Profession	Executive
Management body	Board of Directors
Elective position occupied	Independent Board of Directors (Effective)
Description of another position/function	Not applicable
Expected election date	04/25/2022
Expected date of possession	04/25/2022
Term of office	04/25/2024
Was elected by the controller	Yes
Number of consecutive terms, if re-elected	1
Percentage of attendance in meetings (%)	100%
Other positions and functions performed at the issuer	Not applicable
Type of Conviction	[ ] Criminal Conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A
Description of Conviction

Mr. Paulo Rogerio Caffarelli declared that, for all legal purposes, he was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM and any final and unappealable conviction, in the judicial or administrative spheres, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Professional experience / Declaration of possible convictions / Independence Criteria

Graduated in Law from PUC/Curitiba, with specialization in Foreign Trade (FAE/CDE Curitiba) and International Trade Law (IBEJ Curitiba), he has an MBA in Corporate Law and Finance (FGV/RJ) and a Masters in Business Management and Economics (University of Brasilia). He has been President of the BBC Bank of the Simpar Group since 10.2021. From 11/2018 to 05/21, he was President of Cielo S.A. He joined Banco do Brasil in 1981, becoming Vice President of Wholesale, International Business and Private Banking and Capital Markets (BB BI) from 2011 to 2014 and holding the position of President from 05/2016 to 10/2018. He was Executive Secretary at the Ministry of Finance from 02/2014 to 02/2015 and also worked at Companhia Siderúrgica Nacional as Corporate Executive Director. In the last 5 years, he served, for a certain period, on the Board of Directors of the following companies: Banco do Brasil S.A.; Brasilprev ; Elo Participações S.A.; Banco Votorantim; CBSS Visavale (Alelo); Vale; Brasilcap Capitalização and Banco Votorantim; he was also a member of the Advisory Board of Febraban – Brazilian Federation of Banks (Federação Brasileira de Bancos).

Name	Paulo Sergio Kakinoff
CPF (Tax ID)	194.344.518-41
Birth date	06/09/1974
Profession	Business Manager
Management body	Board of Directors
Elective position occupied	If elected, he will be a member of the Board of Directors (Effective)
Description of another position/function	Not applicable
Expected election date	04/25/2022
Expected date of possession	04/25/2022
Term of office	04/25/2024
Was elected by the controller	Yes
Number of consecutive terms, if re-elected	0
Percentage of attendance in meetings (%)	Not applicable
Other positions and functions performed at the issuer	Not applicable
Type of Conviction	[ ] Criminal Conviction | [ ] Administrative Proceedings [ ] Any conviction | [ x] N/A
Description of Conviction

Mr. Paulo Sergio Kakinoff declared that, for all legal purposes, he was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM and any final and unappealable conviction, in the judicial or administrative spheres, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Professional experience / Declaration of possible convictions / Independence Criteria

He assumed the position of Chief Executive Officer of GOL Linhas Aéreas in July 2012. He was a member of the Company’s Board of Directors for two years, in which he was an independent member. Graduated in Business Administration from Universidade Mackenzie, he began his career as an intern at Volkswagen do Brasil, at the age of 17. In the 19 years in which he worked for the group, he held the positions of Director of Sales & Marketing, Executive Director of the Group for South America at the head office (Germany) and, in 2009, he was appointed president of Audi in Brazil, remaining until June 2012. Kakinoff is also a member of the Board of Directors of Porto Seguro S.A., Grupo Vamos S.A. and Tembici S.A.

Name	Rodrigo Calvo Galindo
CPF (Tax ID)	622.153.291-49
Birth date	05/03/1976
Profession	Business Manager
Management body	Board of Directors
Elective position occupied	Independent Board of Directors (Effective)
Description of another position/function	Not applicable
Expected election date	04/25/2022
Expected date of possession	04/25/2022
Term of office	04/25/2024
Was elected by the controller	Yes
Number of consecutive terms, if re-elected	1
Percentage of attendance in meetings (%)	100%
Other positions and functions performed at the issuer	Member of the Strategy and Innovation Committee, member of the Management and Finance Committee and member of the People Committee
Type of Conviction	[ ] Criminal Conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A
Description of Conviction

Mr. Rodrigo Calvo Galindo declared that, for all legal purposes, he was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM and any final and unappealable conviction, in the judicial or administrative spheres, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Professional experience / Declaration of possible convictions / Independence Criteria

Mr. Rodrigo Galindo has been President of the Board of Directors of COGNA EDUCAÇÃO S.A. since 3/28/2022. He has been managing educational institutions for over 29 years. He was CEO of Cogna / Kroton Educacional for 11 years, from 2/1/2021 to 3/27/2022. He served as Director of Operations and Director of Higher Education at Kroton Educacional, CEO of Grupo Educacional IUNI, Administrative Pro-rector of the University of Cuiabá and responsible for the management, accreditation and implementation of higher education institutions in Bahia, Mato Grosso, Amapá, Acre and Rondônia. Rodrigo Calvo Galindo is currently President of the Board of Directors of Endeavor Brasil. He also served as a member of the Board of Directors of Burger King Brasil, Clínica SIM and Arezzo&Co.

Fiscal Council

Name	Eraldo Soares Peçanha
CPF (Tax ID)	179.386.437-34
Birth date	09/21/1951
Profession	Accountant
Management body	Fiscal Council
Elective position occupied	FC (Effective) - Elected by the Controlling Shareholder
Description of another position/function	Not applicable
Expected election date	04/25/2022
Expected date of possession	04/25/2022
Term of office	Until ASM 2023
Was elected by the controller	Yes
Number of consecutive terms, if re-elected	5
Percentage of attendance in meetings (%)	100%
Other positions and functions performed at the issuer	Not applicable
Type of Conviction	[ ] Criminal Conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A
Description of Conviction

Mr. Eraldo Soares Peçanha declared that, for all legal purposes, he was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM and any final and unappealable conviction, in the judicial or administrative spheres, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Professional experience / Declaration of possible convictions / Independence Criteria

Bachelor of Science in Accounting and Business Administration from Universidade Cândido Mendes (RJ). Main professional experiences: Aracruz Celulose S.A. - Accounting, Internal Audit and Controller Manager (1974 to 1996); CSN-Cia. Siderúrgica Nacional - Controllership and IT Director (1996 to 2003); Embratel S.A. - Controllership Officer and Corporate Governance Executive Officer (2003 to 2008); Icatu Seguros S.A. - Executive Director of Customer Services (2008 to 2011). Currently, he is a member of the Fiscal Council of Suzano S.A., Cadam S.A. and of the Audit Committee of Banco do Estado do Rio Grande do Sul. As an alternate member of the Fiscal Council of the publicly-held company Ouro Fino Saúde Animal Participações.

He was a member of the Fiscal Council in the publicly-held corporations: as a full member: Vale, Net Serviços de Comunicação, JBS, Ideiasnet and alternate: in AES Tietê, CCR, Tupy, Padtec Holding and in the closely-held corporations: Ferrovia Centro Atlântica, Itá Energética and Officer Distribuidora Prod. Tecnologia. He was a member of the Fiscal Council in the private pension entities of some companies where he worked. He was also a member of the Executive Committee of Canal My News. Since 2012, he has been working as a consultant in the areas of Corporate Governance, Controllership and Accounting/Financial Processes & Systems.

Name	Kurt Janos Toth
CPF (Tax ID)	193.789.557-20
Birth date	10/30/1947
Profession	Economist
Management body	Fiscal Council
Elective position occupied	FC (Alternate) - Elected by the Controlling Shareholder
Description of another position/function	Not applicable
Expected election date	04/25/2022
Expected date of possession	04/25/2022
Term of office	Until ASM 2023
Was elected by the controller	Yes
Number of consecutive terms, if re-elected	5
Percentage of attendance in meetings (%)	0.00%
Other positions and functions performed at the issuer	Not applicable
Type of Conviction	[ ] Criminal Conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A
Description of Conviction

Mr. Kurt Janos Toth declared that, for all legal purposes, he was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM and any final and unappealable conviction, in the judicial or administrative spheres, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Professional experience / Declaration of possible convictions / Independence Criteria

Graduated in Economic Sciences from Universidade Federal Fluminense in 1973. Postgraduate in Finance from PUC/RJ. Professional experience: 2006/2008 – Banco Nacional de Desenvolvimento Social (BNDES) – Control Area – Internal Control Department – Economist – Participation in the team responsible for structuring the Banco Nacional de Desenvolvimento Social (BNDES)’s Internal Controls system; 1988/2006 – Banco Nacional de Desenvolvimento Social (BNDES) – Credit Area – Credit Department – Head of Department – Coordination of the team that conceived and operated the Company Risk Classification System adopted by Banco Nacional de Desenvolvimento Social (BNDES) and the Credit Policy, from the perspective of Risk, at the Bank; 1984/1986 – Banco Nacional de Desenvolvimento Social (BNDES) – Industrial Projects Area – Head of Department of Capital Goods and Traditional Industries – Head of teams responsible for analyzing and monitoring projects in the aforementioned industrial segments; 1978/1984 – Banco Nacional de Desenvolvimento Social (BNDES) - Industrial Projects Area – Manager of the Department of Capital Goods and Traditional Industries – Management of teams responsible for analyzing and monitoring projects in the segments of Transport Materials, Machine Tools, Industrial Automation and Foundry, among others; 1973/1978 - Banco Nacional de Desenvolvimento Social (BNDES) - Industrial Projects Area - Economist at the Department of Capital Goods and Traditional Industries - Project analyst in the Transport Material, Foundry and Consumer Goods segments, among others; 1971/1973 – Banco Nacional de Desenvolvimento Social (BNDES) – Various Areas – Intern.

Name	Luiz Augusto Marques Paes
CPF (Tax ID)	045.320.388-47
Birth date	07/21/1961
Profession	Lawyer
Management body	Fiscal Council
Elective position occupied	FC (Effective) - Elected by Controlling shareholder
Description of another position/function	Not applicable
Expected election date	04/25/2022
Expected date of possession	04/25/2022
Term of office	Until ASM 2023
Was elected by the controller	Yes
Number of consecutive terms, if re-elected	18
Percentage of attendance in meetings (%)	100%
Other positions and functions performed at the issuer	Not applicable
Type of Conviction	[ ] Criminal Conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A
Description of Conviction

Mr. Luiz Paes declared that, for all legal purposes, he was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM and any final and unappealable conviction, in the judicial or administrative spheres, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Professional experience / Declaration of possible convictions / Independence Criteria

Graduated in Law from the Law School of the University of São Paulo – USP. Since April 1991, he has been an effective member of the Company’s Fiscal Council. He is a partner at Paes e Colauto – Sociedade de Advogados, where he provides legal advice and tax and corporate consultancy. Currently, he is also an effective member of the Fiscal Council of the company SIMPAR S.A., a publicly-held company whose main activity is the provision of services in the area of logistics and an effective member of the Fiscal Council of the company Cyrela Brazil Realty S.A. Empreendimentos e Participações, a publicly held company whose main activity is real estate development, the purchase and sale of real estate and the leasing of real estate, in addition to being a member of the Audit Committee of the company JSL S/A, a publicly-held company whose main activity is the provision of services in the area of logistics.

Name	Luiz Gonzaga Ramos Schubert
CPF (Tax ID)	080.501.128-53
Birth date	04/27/1937
Profession	Lawyer
Management body	Fiscal Council
Elective position occupied	FC (Alternate) - Elected by the Controlling Shareholder
Description of another position/function	Not applicable
Expected election date	04/25/2022
Expected date of possession	04/25/2022
Term of office	Until ASM 2023
Was elected by the controller	Yes
Number of consecutive terms, if re-elected	19
Percentage of attendance in meetings (%)	0.00%
Other positions and functions performed at the issuer	Not applicable
Type of Conviction	[ ] Criminal Conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A
Description of Conviction

Mr. Schubert declared that, for all legal purposes, he was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM and no final and unappealable conviction, in the judicial or administrative act, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Professional experience / Declaration of possible convictions / Independence Criteria

Graduated in Law from the Faculty of Law of São Bernardo do Campo. Since June 2009, he has been a partner at Barletta e Schubert Sociedade de Advogados, a firm specializing in Private Law, with an emphasis on Corporate Law. From 1972 to March 2009, he participated as an intern and, later, partner of the Augusto Lima S/C Law Firm. Barletta and Schubert Sociedade de Advogados and Augusto Lima S/C Law Firms are law firms and do not belong to any economic group.

Name	Roberto Figueiredo Mello
CPF (Tax ID)	532.755.358-20
Birth date	06/08/1948
Profession	Lawyer
Management body	Fiscal Council
Elective position occupied	FC (Alternate) - Elected by the Controlling Shareholder
Description of another position/function	Not applicable
Expected election date	04/25/2022
Expected date of possession	04/25/2022
Term of office	Until ASM 2023
Was elected by the controller	Yes
Number of consecutive terms, if re-elected	18
Percentage of attendance in meetings (%)	0.00%
Other positions and functions performed at the issuer	Not applicable
Type of Conviction	[ ] Criminal Conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A
Description of Conviction

Mr. Roberto Mello declared that, for all legal purposes, he was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM and any final and unappealable conviction, in the judicial or administrative spheres, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Professional experience / Declaration of possible convictions / Independence Criteria

Graduated in Law from the Law School of the University of São Paulo – USP. He is an alternate member of the Company’s Fiscal Council and, since 1988, a founding partner of Pacaembu Serviços e Participações Ltda., a company that provides paralegal services and administrative support in general. He was a member of the Supervisory Board of Barclay’s Bank between 1995/2002, financial institution; director of Vocal Com. Veículos Ltda. between 1989/1998, a Volvo car concessionaire company; and, between 1986 and 1998, director of SPP - Nemo S.A. Coml. Exportadora, a company that was part of the Company’s economic group at the time, whose main activity was paper distribution in Brazil and abroad.

Name	Rubens Barletta
CPF (Tax ID)	397.909.328-04
Birth date	08/10/1946
Profession	Lawyer
Management body	Fiscal Council
Elective position occupied	FC (Effective) - Elected by the Controlling shareholder
Description of another position/function	Not applicable
Expected election date	04/25/2022
Expected date of possession	04/25/2022
Term of office	Until ASG 2023
Was elected by the controller	Yes
Number of consecutive terms, if re-elected	18
Percentage of attendance in meetings (%)	100%
Other positions and functions performed at the issuer	Not applicable
Type of Conviction	[ ] Criminal Conviction | [ ] Administrative Proceedings [ ] Any conviction | [x] N/A
Description of Conviction

Mr. Rubens Barletta stated that, for all legal purposes, he was not subject, in the last 05 years, to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM and any final and unappealable conviction, in the judicial or administrative spheres, which had the effect of suspending or disqualifying the practice of any professional or commercial activity.

Professional experience / Declaration of possible convictions / Independence Criteria

Graduated in Law from the Faculty of Law of São Bernardo do Campo. He is an effective member of the Fiscal Council of the Company and also of the following companies: (i) Banco Alfa de Investimento S.A., a financial institution, (ii) Alfa Holdings S.A., a publicly-held company whose main activity is the participation in other companies of the Alfa group and Tegma Gestão Logística S/A., a company whose main activity is the provision of logistics services. From 1999 to 2010, he held the position of Effective Member of the Supervisory Board of Financeira Alfa S.A. – Crédito, Financiamento e Investimento, a publicly-held financial institution and of Consórcio Alfa de Administração S.A., a publicly-held company whose main activity is to in other companies of the Alfa group. Since June 2009, he has participated as a partner at Barletta e Schubert Sociedade de Advogados, formerly known as Barletta, Schubert e Luiz Sociedade de Advogados, a firm specializing in Private Law, with an emphasis on Corporate Law. From 1961 to 2008, he participated as an employee, intern and, later, partner of the Augusto Lima S/C Law Firm.

12.7 and 12.8. Provide the information mentioned in item 12.5 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

The information related to this item is not presented in this act, considering that the election of the members of such committees will not be object of resolution at the GOESM to be held on 04.25.2022.

12.9. Inform the existence of a marital relationship, stable union or kinship to the second degree between:

a) Company managers

Messrs. David Feffer and Daniel Feffer, President and Vice-President of the Board of Directors of the Company, respectively, are brothers.

Mrs. Gabriela Feffer Moll is the daughter of Mr. David Feffer, President of the Company’s Board of Directors.

b) (i) managers of the Company and (ii) managers of subsidiaries, directly or indirectly, of the Company

There is not.

c) (i) managers of the Company or its direct or indirect subsidiaries and (ii) direct or indirect controllers of the Company

Messrs. David Feffer and Daniel Feffer, President and Vice-President of the Board of Directors of the Company, respectively, are brothers of Messrs. Jorge Feffer and Ruben Feffer.

Messrs. David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer are part of the Company's controlling group. Messrs. David Feffer, Daniel Feffer and Ruben Feffer are part of the controlling group of Suzano Holding S.A., the Company’s parent company.

d) (i) managers of the Company and (ii) managers of the direct and indirect controlling companies of the Company

Mrs. Gabriela Feffer Moll is the daughter of Mr. David Feffer, Chief Executive Officer of Suzano Holding S.A., the Company’s parent company.

12.10. Inform about subordination, service provision or control relationships maintained in the last 3 fiscal years between the issuer’s managers and:

a) company controlled, directly or indirectly, by the issuer, except for those in which the issuer holds, directly or indirectly, the entire capital stock

There is not.

b) direct or indirect controlling shareholder of the Company

Mr. David Feffer (i) holds the following positions in the Company: he is President of the Board of Directors, Coordinator of the Management and Finance Committee, Coordinator of the Sustainability Committee, and Member of the People Committee; and (ii) is the Chief Executive Officer of Suzano Holding S.A., the Company’s parent company. David Feffer is also one of the controlling shareholders of the Company and of Suzano Holding S.A., the Company’s parent company.

Mr. Daniel Feffer is Vice-President of the Board of Directors and member of the Company’s Sustainability Committee, and also one of the controlling shareholders of the Company and of Suzano Holding S.A., the Company’s controlling shareholder.

c) if relevant, supplier, customer, debtor or creditor of the Company, its subsidiary or controlling companies or subsidiaries of any of these persons

There is not.

V.	Management Compensation (Section 13 – CVM Instruction No. 480/09)

13.1Description of the compensation policy or practice, including non-statutory executive board of officers

a)Objectives of the compensation policy or practice, informing whether the compensation policy has been formally approved, the body responsible for its approval, date of approval and, if the issuer discloses the policy, locations on the world wide web where the document can be consulted.

The Company’s compensation policy was approved at a meeting of the Company’s board of directors, and aims to attract and retain professionals who are aligned with its principles and values and with the shareholders’ objectives.

To this end, the Company bases its policy on monitoring the external environment and annually compares its salary scale with reference markets, composed of companies that compete in the segments in which it operates, Brazilian multinational companies, publicly-held companies or companies that have a compensation strategy similar to that of the Company.

The Company’s compensation policy aims to establish a strategy of constant search for attracting and retaining talents who can add value to its activities and, thereby, generate greater profitability for its shareholders. The compensation proposed by the Company to the Statutory Executive Board of Officers is based on offering a compensation plan linked to the market value of the Company’s shares. This strategy, in addition to allowing such talents to be remunerated competitively with the market, imbues these executives with a greater sense of ownership to the extent that the appreciation of the shares represents a personal gain, while an eventual depreciation of the value of the shares in the market can mean a relevant impact on their personal compensation, it aims to ensure greater alignment, within a strategy of creating value in the medium and long term.

The Company also practices, in relation to short-term variable compensation, the distribution of profit sharing based on goals that are aligned with the Company’s strategy and that are appropriate for each portion of its employees.

For some employees who have direct or indirect and active responsibility in the Company’s long-term strategy, the possibility of accessing a long-term incentive program linked to the appreciation of the Company’s shares is also offered.

Both programs aim to encourage the Company’s expansion and the achievement of established business goals, based on the creation of incentives aimed at greater alignment of our executives, managers and employees with the Company’s objectives.

The Company’s compensation policy is available at https://ri.suzano.com.br

b)Composition breakdown, indicating:

(i)description of the compensation elements and the objectives of each of these elements

The following are considered as elements of compensation:

●Annual fixed compensation: includes salary or pro-labore, direct and indirect benefits and compensation for participation in committees, among others, with the objective of reward in the short term.
●Variable compensation: includes bonuses, profit sharing, compensation for attendance in meetings, among others, with the objective of reward in the short and medium term.
●Share-based compensation: long-term incentive program that covers (i) the Phantom Shares Plan (Phantom Shares), the (ii) SAR Plan (Share Appreciation Rights) and the (iii) Performance Shares Plan, with the objective of reward in the medium and long term.
●Post-employment benefits: covers private pension, with the objective of assistance after the termination of the relationship with the Company.
●Benefits motivated by the cessation of the exercise of the position: none

The application of these elements, as well as their objectives, occurs according to the bodies detailed below:

Board of Directors

Fixed compensation

All members of the Board of Directors are only entitled to a fixed compensation, which is established in accordance with market standards and aims to reward, attract and retain Directors who add value to the Company’s results.

In turn, Directors who are permanently dedicated and who are also part of Advisory Committees to the Board of Directors, in addition to fixed compensation, are eligible to receive additional fees due to such participation in the committees.

It is important to emphasize that, although the Board of Directors is a collegiate body, the compensation values of its members do not necessarily need to be uniform, since their determination must take into account subjective criteria, e.g. (i) the level of the professional’s responsibilities, (ii) their training and competence, (iii) the possible accumulation of positions and functions in the Company and (iv) the value of their services in the market. Thus, in order to ensure isonomy and equality, different amounts may be practiced as compensation for each of the directors, in the interests of the Company, as shown above.

Variable Compensation

No member of the Board of Directors is eligible to participate in the long-term Phantom shares incentive programs or the long-term stock option incentive program.

Benefits

Members of the Board of Directors who do not have permanent dedication are not entitled to any benefit.

With respect to the members of the Board of Directors who are permanently dedicated, the Company grants a life insurance benefit. In addition, the Company grants vehicles to members of the Board of Directors who, in addition to being permanent members, also occupy seats on Committees.

Statutory Executive Board of Officers

Fixed compensation

The members of the Statutory Executive Board of Officers are entitled to fixed monthly compensation.

Variable compensation

The members of the Statutory Executive Board of Officers are entitled to variable compensation and are eligible to participate in short-term incentive plans as a form of reward for achieving goals that support the Company’s short-term strategy.

Additionally, members of the Statutory Executive Board of Officers are eligible to participate in long-term incentive plans, which, through a phantom shares mechanism, rewards executives for achieving goals that support the Company’s medium and long-term strategic objectives.

Both tranches of variable compensation work to align executives with shareholders’ objectives and the Company’s sustainability.

Both the fixed and variable compensation of the members of the Statutory Executive Board of Officers are established, in accordance with market standards, through surveys conducted by renowned consultancies specialized in the subject.

Benefits

The Company grants the following benefits to members of the Statutory Executive Board of Officers : food vouchers, meal vouchers, group life insurance, life insurance for personal accidents, private pension, health check-up, health plan, dental plan and vehicle.

As well as the compensation, the benefits offered also follow market standards through research conducted by a renowned consultancy specializing in the subject.

Fiscal Council

The Company’s Fiscal Council is not permanent and, when installed, is composed of independent professionals.

Fixed compensation

The compensation policy of its members follows the existing legislation, which provides for compensation of at least 10% of the fixed compensation, on average, attributed to the members of the Statutory Executive Board of Officers , not counting the benefits, representation allowances and profit sharing distributed to the other officers.

Variable compensation

The members of the Fiscal Council are not eligible to receive any variable compensation.

Benefits

The Company makes the mandatory reimbursement of travel and accommodation expenses necessary for the performance of the function, in accordance with the existing legislation.

With the exception of reimbursement of expenses, members of the Fiscal Council are not eligible to receive benefits.

Committees

The statutory advisory committees to the Company’s Board of Directors (Management Committee; Sustainability and Strategy Committee; and Audit and Risk Management Committee) were extinguished at the Company’s extraordinary shareholder’s meeting held on April 1, 2019.

At the same meeting, the Statutory Audit Committee was created, which remains the only advisory committee to the Company’s Board of Directors with statutory provisions. Subsequently, the Board of Directors established other non-statutory committees to advise the Board of Directors, including the Management and Finance Committee and the Compensation Committee.

Fixed compensation

The members of the Company’s committees are eligible for a fixed compensation that cannot exceed, in aggregate, the maximum amount defined by the Company’s management based on market research.

Variable Compensation

The members of the Company’s committees are not eligible to receive variable compensation.

Benefits

Members of the Company’s committees are not eligible to receive benefits.

(ii)in relation to the last 3 fiscal years, what is the proportion of each element in the total compensation

In the last three years, the members of the Board of Directors, without permanent dedication, received fixed compensation, with no portion of variable compensation, share-based compensation or post-employment benefits, in the same way as the members of the Fiscal Council.

As for members of the Board of Directors with permanent dedication, the table below indicates the percentage of the fixed and variable compensation applicable to the period, with no share-based compensation.

Year	Fixed Compensation (1)	Short-Term Variable Compensation (2)
2021	100%	n/a
2020	100%	n/a
2019	42%	58%

(1) Fixed compensation (salaries/management fees, charges, direct and indirect benefits and post-employment).

(2) Short-term variable compensation (bonuses, charges and profit sharing).

Regarding the Statutory Executive Board of Officers, the table below indicates the percentage of the fixed compensation portion (salaries/management fees, direct and indirect and post-employment benefits), the short-term variable (bonus and profit sharing) and the long-term variable compensation (share-based):

Year	Fixed Compensation (1)	Short-Term Variable Compensation (2)	Long-Term Variable Compensation (3)
2021	32%	15%	53%
2020	25%	9%	66%
2019	37%	2%	60%

(1) Fixed compensation (salaries/management fees, charges, direct and indirect benefits and post-employment).

(2) Short-term variable compensation (bonuses, charges and profit sharing).

(3) Long-term variable compensation (share-based).

These percentages may vary depending on the result of the indicators that guide the variable compensation.

(iii)methodology for calculating and adjusting each of the compensation elements

The amounts of compensation paid by the Company to members of the Statutory Executive Board of Officers, Board of Directors and Committees are periodically compared with the amounts paid by the market, especially by competing companies in the segments in which the Company operates, Brazilian multinational companies, publicly-held companies or companies that have a compensation strategy similar to that practiced by the Company, according to guidelines established by the compensation strategy, through research carried out by renowned external consultants specialized in the subject, in order to determine the degree of competitiveness and, if necessary, assess the need to propose adjustments in some component of the compensation that is misaligned.

(iv)reasons that justify the composition of the compensation

We seek to align the composition of our compensation with the proportions practiced by the market and these are also dimensioned in order to achieve the objective of the compensation strategy regarding the positioning of total compensation above the average of this selected market.

(v)the existence of members not remunerated by the issuer and the reason for this fact

There are no unpaid members.

c)Key performance indicators that are taken into account when determining each compensation element.

For the fixed portion of the compensation, market research and the relative positioning of the compensation in relation to this market are considered.

The variable installments (variable compensation and share-based compensation) are based on indicators that demonstrate support for the Company’s strategy.

The indicators used to determine individual performance are:

-	Working capital, including inventories and payment term;
-	Equity raising and debt;
-	Compliance with defined critical activities;
-	Compliance with the budget within the defined limits;
-	Fixed, variable and marketing costs;
-	Effective availability of planting areas;
-	Company’s net debt and cost;
-	EBITDA;
-	Effective preparation and presentation of a business plan;
-	Execution of steps related to innovation actions;
-	Effective closing of contracts;
-	Free cash flow;

-	Effective implementation of planned activities;
-	Operational integrations of acquired companies;
-	Maintenance of an adequate capital structure;
-	Contribution margin;
-	Pulp and paper production levels;
-	Operating Cash Generation;
-	Investment analysis through net present value, project return rates and payback;
-	Analysis of forest operating, industrial and logistics efficiency.

For the post-employment benefit, market research and the relative positioning of such adoption in this same market are also taken into consideration.

d)How compensation is structured to reflect the evolution of performance indicators

The fixed portion of the compensation is structured for a positioning in the median of the selected market, based on a survey conducted by a consultancy specializing in the subject.

Variable compensation is structured in such a way that only when minimum levels of the defined goals are reached, the variable compensation is recognized.

Additionally, the Company has a structured program to assess the alignment of the behavior of the members of the Statutory Executive Board of Officers, in order to ensure their alignment with the Company’s goals, values and ethical principles. This assessment is also reflected in a portion of the variable compensation.

e)How the compensation policy or practice aligns with the short, medium and long-term interests of the issuer

The Company seeks to align its compensation practices with short-term interests by attracting and retaining professionals who add value to its business.

Fixed compensation practices that aim at immediate reward, by means of monitoring the behavior of the Company’s comparison market, are in line with the Company’s short-term interests.

On the other hand, variable compensation practices, especially in the form of bonuses and profit sharing, act as a hybrid between the Company’s short-term interests (when referring to the results achieved) and the medium term (results to be achieved).

As for share-based compensation practices, these ensure the commitment of those who are eligible for the continuity of the Company and its long-term interests.

f)Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders

The compensation of managers who occupy a position in the management of controlled companies, for the functions performed in them, received from such companies, is not submitted to the resolution of the Company’s General Meeting, and, therefore, such amount is not included in the amounts disclosed in section 13.2 of this Reference Form.

Board of Directors

There are members of the Board of Directors who, within the scope of their respective participation in the Board of Directors and/or Executive Board of Suzano Holding S.A. and IPLF Holding S.A., also have fixed and variable compensation (bonus and profit sharing) paid directly by these companies, Suzano Holding S.A. is the direct parent of the Company.

Statutory Executive Board of Officers

There are members of the Statutory Executive Board of Officers who receive fixed compensation from Ibema Companhia Brasileira de Papel, a company directly controlled by the Company, as fees for participating in the Board of Directors, according to the amounts highlighted in item 13.15 below.

Fiscal Council

There are no members of the Fiscal Council whose compensation is supported by subsidiaries, controlled companies or direct or indirect controllers.

Committees

Among the members of the non-statutory Committees, there are members who also receive fixed and variable compensation (bonus and profit sharing) supported by direct controlling shareholders, given their participation in the Board of Directors and/or Statutory Executive Board of Officers of the following companies: Suzano Holding S.A. and IPLF Holding S.A.

g)Existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the sale of corporate control of the issuer.

Currently, there is no compensation or benefit for management members linked to the occurrence of a certain corporate event.

h)Practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the executive board, indicating:

i.the issuer’s bodies and committees that participate in the decision-making process, identifying how they participate

The Board of Directors appoints a Nomination and Compensation Committee whose function is to individualize the global amount of the compensation of Directors and Officers approved at the Annual Shareholder’s Meeting, observing market research carried out by consulting firms.

Thus, the Nomination and Compensation Committee is a body that reports to the Board of Directors and has its activities advised by the Company’s Expertise-Compensation area. Meetings of the Nomination and Compensation Committee are convened according to the need to review the manager’s compensation.

The Nomination and Compensation Committee is currently formed by 2 (two) members of the Board of Directors and 2 (two) non-management members who have experience in Executive and Board of Directors Compensation and are not linked to any consulting companies that carry out the aforementioned market research. The members of the Nomination and Compensation Committee are selected based on nominations by the Board of Directors, being submitted to interviews by the Committee Coordinator. The Selection Process of the members assesses their independence from the Company itself and the contracted consultants, and the technical knowledge of the members in executive compensation (management and boards of directors).

ii.criteria and methodology used to determine individual compensation, indicating whether studies are used to verify market practices, and, if so, the comparison criteria and scope of these studies

The total compensation of managers is established in accordance with market standards, based on research carried out by a body of renowned consulting firms specializing in the subject.

Annually, two surveys are conducted by renowned consulting firms to define criteria and compare the compensation of the Board of Directors, Fiscal Council and Committees.

Currently, consulting firms Willis Towers Watson and Korn Ferry are used, which analyze the main practices and trends of a group of large companies with characteristics and size comparable to the Company, taking into account the time spent by the Directors, monthly compensation, total fees considering short- and long-term compensation and participation in other committees, in addition to which benefits are granted in these organizations.

iii.how often and in what way does the board of directors assess the adequacy of the issuer’s compensation policy

Annually, the Nomination and Compensation Committee evaluates the data received from the surveys carried out by Willis Towers Watson and Korn Ferry and verifies the need to adapt or review the compensation policy, seeking to maintain a balance with the companies being compared and attractiveness in the search for Directors suitable to the complexity of their roles in the Company.

13.2 - Total Compensation of the Board of Directors, Statutory Executive Board of Officers and Fiscal Council

Total compensation expected for the current Fiscal Year 12/31/2022 - Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	10.00	7.00	3.00	20.00
Number of paid members	10.00	7.00	3.00	20.00
Annual fixed compensation	19,980,929.04	26,700,965.61	1,042,767.41	47,724,662.07
Salary or pro-labore	12,533,861.35	25,819,196.73	1,042,767.41	39,395,825.48
Direct and indirect benefits	31,989.78	881,768.89	0.00	913,758.67
Participation in committees	7,415,077.92	0.00	0.00	7,415,077.92
Description of other fixed compensation	INSS (employer’s charge) levied on the annual fixed compensation.	INSS (employer’s charge) levied on the annual fixed compensation.	INSS (employer’s charge) levied on the annual fixed compensation.
Variable compensation	0.00	18,267,705.96	0.00	18,267,705.96
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	18,267,705.96	0.00	18,267,705.96
Attendance in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	INSS (employer’s charge) levied on variable compensation (bonus).	INSS (employer’s charge) levied on variable compensation (bonus).	INSS (employer’s charge) levied on variable compensation (bonus).
Post-employment	0.00	715,812.20	0.00	715,812.20
Employment Termination	0.00	0.00	0.00	0.00
Share-based (including options)	0.00	73,409,066.98	0.00	73,409,066.98
Note	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.
Total compensation	19,980,929.04	119,093,550.76	1,042,767.41	140,117,247.21
Other¹	3,809,803.35	5,864,395.96	208,553.48	9,882,752.79
Total compensation with charges	23,790,732.39	124,957,946.71	1,251,320.89	150,000,000.00

¹ Mandatory social charges are considered, amounts highlighted according to Circular Letter

Total Compensation for the Fiscal Year on 12/31/2021 - Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	10.00	7.08	3.00	20.08
Number of paid members	10.00	7.08	3.00	20.08
Annual fixed compensation	16,803,220.60	23,018,906.01	882,000.00 _	40,704,126.61
Salary or pro-labore	11,053,936.00	22,668,904.18	882,000.00	34,604,840.18
Direct and indirect benefits	26,616.60	350,001.83	0.00	376,618.43
Participation in committees	5,722,668.00	0.00	0.00	5,722,688.00
Description of other fixed compensation	INSS (employer’s charge) levied on the annual fixed compensation.	INSS (employer’s charge) levied on the annual fixed compensation.	INSS (employer’s charge) levied on the annual fixed compensation.
Variable compensation	0.00	12,991,759.07	0.00	12,991,759.07
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	12,991,759.07	0.00	12,991,759.07
Attendance in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	INSS (employer’s charge) levied on variable compensation (bonus).	INSS (employer’s charge) levied on variable compensation (bonus).	INSS (employer’s charge) levied on variable compensation (bonus).
Post-employment	0.00	503,011.44	0.00	503,011.44
Employment Termination	0.00	0.00	0.00	0.00
Share-based (including options)	0.00	47,274,890.38	0.00	47,574,890.38
Note	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.
Total compensation	16,803,220.60	83,788,566.90	882,000.00	101,473,787.50
Other¹	3,355,320.80	4,833,752.10	176,400.00	8,365,472.90
Total compensation with charges	20,158,541.40	88,622,319.00	1,058,400.00	109,839,260.40

¹ Mandatory social charges are considered, amounts highlighted according to Circular Letter

Total Compensation for the Fiscal Year on 12/31/2020 - Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.58	8.00	3.00	20.58
Number of paid members	9.58	8.00	3.00	20.58
Annual fixed compensation
Salary or pro-labore	11,202,154.43	22,416,869.91	1,250,000.00	34,412,224.34
Direct and indirect benefits	30,082.30	299,555.86	0.00	329,638.16
Participation in committees	4,435,124.00	0.00	0.00	4,435,124.00
Others	3,172,789.21	4,909,959.91	158,640.00	8,241,389.12
Description of other fixed compensation	INSS (employer’s charge) levied on annual fixed compensation.	INSS (employer’s charge) levied on annual fixed compensation.	INSS (employer’s charge) levied on annual fixed compensation.
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	10,757,596.78	0.00	10,757,596.78
Attendance in meetings	0.00	0.00	0.00	0.00
commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	INSS (employer’s charge) levied on variable compensation (bonus).	INSS (employer’s charge) levied on variable compensation (bonus).	INSS (employer’s charge) levied on variable compensation (bonus).
post-employment	0.00	522,096.74	0.00	522,096.74
Employment Termination	0.00	0.00	0.00	0.00
Share-based (including options)	0.00	75,022,098.88	0.00	75,022,098.88
Note	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.
Total compensation	18,840,149.94	113,928,178.08	951,840.00	133,720,168.02

Total Compensation for the Fiscal Year on 12/31/2019 - Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	8.67	8.00	3.00	19.67
Number of paid members	8.67	8.00	3.00	19.67
Annual fixed compensation
Salary or pro-labore	6,546,692.00	21,909,914.49	788,619.75	29,245,226.24
Direct and indirect benefits	614,387.67	615,872.95	0.00	1,230,260.62
Participation in committees	2,751,812.00	0.00	0.00	2,751,812.00
Others	1,859,700.80	4,838,929.89	157,723.95	6,856,354.64
Description of other fixed compensation	INSS (employer’s charge) levied on annual fixed compensation.	INSS (employer’s charge) levied on annual fixed compensation.	INSS (employer’s charge) levied on annual fixed compensation.
Variable compensation
Bonus	5,081,921.00	0.00	0.00	5,081,921.00
Profit sharing	0.00	1,610,570.46	0.00	1,610,570.46
Attendance in meetings	50,000.00	0.00	0.00	50,000.00
Commissions	0.00	0.00	0.00	0.00
Others	1,026,384.20	0.00	0.00	1,026,384.20
Description of other variable compensation	INSS (employer’s charge) levied on variable compensation (bonus).	INSS (employer’s charge) levied on variable compensation (bonus).	INSS (employer’s charge) levied on variable compensation (bonus).
Post-employment	0.00	516,206.64	0.00	516,206.64
Employment Termination	0.00	0.00	0.00	0.00
Share-based (including options)	0.00	44,860,242.65	0.00	44,860,242.65
Note	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.
Total compensation	17,930,897.67	74,351,737.08	946,343.70	93,228,978.45

13.3 Variable compensation of the board of directors, statutory executive board and fiscal council

Current fiscal year (2022)

Body	Board of Directors	Executive Board statutory	Fiscal Council	Total
Total number of members	10.00	7.00	3.00	20.00
Number of paid members	0.00	6.00	0.00	6.00
Bonus
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Amount provided for in the compensation plan - goals achieved	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	18,267,705.96	N/A	18,267,705.96
Value provided for in the compensation plan - goals achieved	N/A	11,724,025.96	N/A	11,724,025.96

Fiscal year ended on 12/31/2021

Body	Board of Directors	Executive Board statutory	Fiscal Council	Total
Total number of members	10.00	7.08	3.00	20.08
Number of paid members	0.00	6.08	0.00	6.08
Bonus
i. Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount provided for in the compensation plan - goals achieved	N/A	N/A	N/A	N/A
Profit sharing
i. Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount provided for in the compensation plan	N/A	13,978,040.69	N/A	13,978,040.69
iii. Amount provided for in the compensation plan - goals achieved	N/A	7,960,167.22	N/A	7,960,167.22
iv. Amount effectively recognized in the fiscal year	N/A	12,991,759.07	N/A	12,991,759.07

Fiscal year ended on 12/31/2020

Body	Board of Directors	Executive Board statutory	Fiscal Council	Total
Total number of members	9.58	8.00	3.00	20.58
Number of paid members	0.00	7.00	0.00	7.00
Bonus
i. Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount provided for in the compensation plan - goals achieved	N/A	N/A	N/A	N/A
Profit sharing
i. Minimum amount provided for in the compensation plan	N/A	-	N/A	-
ii. Maximum amount provided for in the compensation plan	N/A	14,541,512.70	N/A	14,541,512.70
iii. Amount provided for in the compensation plan - goals achieved	N/A	8,281,051.35	N/A	8,281,051.35
iv. Amount effectively recognized in the fiscal year	N/A	10,757,596.78	N/A	10,757,596.78

Fiscal year ended on 12/31/2019

Body	Board of Directors	Executive Board statutory	Fiscal Council	Total
Total number of members	8.67	8.00	3.00	19.67
Number of paid members	2.00	7.00	0.00	9.00
Bonus
i. Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount provided for in the compensation plan	5,081,921.00	N/A	N/A	5,081,921.00
iii. Amount provided for in the compensation plan - goals achieved	5,081,921.00	N/A	N/A	5,081,921.00
Profit sharing
i. Minimum amount provided for in the compensation plan	N/A	-	N/A	-
ii. Maximum amount provided for in the compensation plan	N/A	14,422,120.00	N/A	14,422,120.00
iii. Amount provided for in the compensation plan - goals achieved	N/A	8,213,060.00	N/A	8,213,060.00
iv. Amount effectively recognized in the fiscal year	N/A	1,610,570.46	N/A	1,610,570.46

13.4 Share-based compensation plan for the board of directors and statutory executive board

a)General Terms and Conditions

The Company has three share-based Long-Term Incentive Plans: (i) the Phantom Shares Plan (Phantom Shares), the (ii) SAR Plan (Share Appreciation Rights) and the (iii) Performance Shares Plan.

General conditions for the grant are established by the Company, which are defined in specific regulations according to the guidelines and conditions established by the Bylaws and by the Company’s Board of Directors.

In general, the amount to be awarded is determined based on (i) achievement of goals and (ii) discretionary amounts assigned by the Company’s management in relation to the level of compliance with corporate indicators.

(i)Phantom Stock Plan (Phantom shares)

For its main executives and key members among its employees, the Company has a long-term incentive plan linked to the Company’s share price, with payment in cash (cash settlement) (“Phantom Shares Plan”)

The determination of the number of phantom shares to be granted to each beneficiary is defined taking as a reference the beneficiary’s salary, a salary multiple and the average of the last 90 quotations of the Company’s share on B3.

The grace period and maturity of the plans may vary from 3 (three) to 5 (five) years, from the grant date, according to the characteristics of each plan.

(ii)SAR Plan (Share Appreciation Rights)

For its main executives and key members among its employees, the Company has the SAR (Share Appreciation Rights, or Share Value Appreciation Plan) (“SAR Plan”).

The beneficiary must invest 5% (five) of the total amount corresponding to the number of phantom share options at the time of grant and 20% (twenty) after 3 (three) years to effect the acquisition of the option.

The grace period of the plan corresponds to 3 (three) years from the grant date, with a lock-up period of 6 months. Upon completion of the lock-up period, the beneficiary may exercise the plan within the exercise window of up to 2 (years) after the grace period ends.

The share value is measured based on the average share price of the last 90 trading sessions as of the closing of the last trading day of the month prior to the granting month. The measurement also considers the Total Shareholder Return (“TSR”), used to measure the performance of shares of different companies in a certain time interval, combining the share price to demonstrate the return provided to the shareholder. The installments of these plans are adjusted based on the variation in the price of SUZB3 shares on B3, between the grant date and the payment date.

(iii)Restricted Performance Shares Plan (Performance Shares)

The Company has a Restricted Shares Plan based on the Company’s performance (Restricted Shares Program).

This plan associates the number of restricted shares granted to the Company’s performance in relation to the targets contracted for the period. Such targets are defined according to a strategic priority metric for the company and are approved by the Board of Directors. For the current year, operating cash generation and environmental, social and governance (“Environmental, social and corporate governance – ESG”) goals were stablished.

The number of restricted shares is defined in financial terms, being later converted into shares based on the last 60 trading sessions of SUZB3 on B3, prior to December 31 of the year prior to the grant.

After the measurement of the goals that takes place 12 months after the execution of the contract, the restricted shares will be granted immediately (conditioned to the achievement of the goals established in the program). However, the grant beneficiaries must comply with the lock-up period of 36 (thirty-six) months, during which they will not be able to trade the shares.

b)Main objectives of the plan

The Company’s ILP Plans were created with the objective of:

(i)encouraging the Company’s expansion and the achievement of established business goals, through the creation of incentives aimed at greater integration of its executives, managers and employees, as shareholders of the Company;

(ii)enabling the Company to retain its professionals, offering them, as an additional advantage and incentive, the opportunity to be Company shareholders, under the terms, conditions and forms provided for in the respective regulation and program plan; and

(iii)promoting the Company’s good performance and the achievement of the interests of its shareholders through a long-term commitment on the part of its executives, managers and employees.

c)How the plan contributes to these goals

With the possibility of becoming shareholders of the Company in the future and/or receiving compensation linked to the appreciation of the shares issued by the Company, the beneficiaries of the ILP Plans will have incentives to effectively commit to the Company’s objectives, thus maximizing our profits, as well as generating a long-term relationship between these professionals and the Company.

d)How the plan fits into the issuer’s compensation policy

The ILP Plans are part of the Company’s compensation policy, since by enabling the beneficiaries to become Company shareholders and/or receive compensation linked to the appreciation of the shares issued by the Company, they achieve the objectives of the compensation policy, aligning the interests between the beneficiaries and the Company, in addition to attracting, rewarding, retaining and encouraging the beneficiaries to conduct its business.

e)How the plan aligns the interests of the managers and the issuer in the short, medium and long term

The grants made based on the ILP Plans align the interests of the managers and the issuer in the short, medium and long term, since the ILP Plans are based on performance indicators, encouraging the managers’ interest in working on the Company’s appreciation for the consequent appreciation of its shares or options granted.

Regarding the Phantom Stock Plan (Phantom Shares), SAR Plan (Share Appreciation Rights) and Performance Shares Plan, there is a grace period foreseen, in order to stimulate the beneficiary’s interest to remain in the Company and to focus on long-term sustainable management actions.

f)Maximum number of shares covered

The maximum number of shares covered is conditioned to the achievement of the established goals and discretionary assessment attributed by the Company’s management in relation to the level of compliance with the corporate indicators.

g)Maximum number of options to be granted

●Phantom Stock Plan (Phantom Shares) and SAR Plan (Share Appreciation rights): The maximum number of shares to be granted to each beneficiary is defined taking as a reference the beneficiary’s salary, a salary multiple according to the level of the position and the average of the last 90 quotations of the Company’s share on B3.

●Performance Shares Plan: The maximum number of shares to be granted is defined in financial terms, being later converted into shares based on the last 60 trading sessions of SUZB3 on B3, prior to December 31 of the year prior to grant.

h)Share acquisition conditions

●Phantom Stock Plan (Phantom shares)

Phantom shares will only be paid if the beneficiary maintains the employment relationship on the date of payment and has completed the grace period of the program.

Therefore, in the event of termination on the initiative of the Company or the beneficiary, before completing the grace period, the beneficiary loses the right to receive all amounts. In the event of retirement, the maturity of the terms for exercising the phantom shares will be anticipated, granting the beneficiary the right to immediately exercise the entirety of the plan.

● SAR Plan (Share Appreciation Rights)

The beneficiary will be entitled to exercise the plan if he/she maintains the employment relationship on the date of payment, has fulfilled the grace period and lock-up of the program and has made the due investments stipulated in the contract.

In the event of termination, the following rules are considered:

●Termination by the company: the beneficiary loses the right to redeem the shares, but receives the 5% invested at the time of grant, adjusted by the IPCA.

●Termination by the employee: The employee loses the right to the shares and the 5% investment paid in the grant.

Retirement: the expiration of the periods foreseen for the exercise of the phantom shares will be brought forward, granting the beneficiary the right to immediately exercise the entirety of the plan.

●Restricted Performance Shares Plan (Performance Shares)

The Directors and key members of the Company are eligible for this plan, after validation by the Board of Directors.

Regarding the acquisition conditions, the granting of restricted shares is conditioned to the Company’s performance in relation to the goals established in the grant agreement and also to the permanence of the beneficiaries during the reference period for the determination of the goals.

In the event of termination of the relationship between the Company and the beneficiary, the following rules are defined for the options granted herein:

●Termination at the initiative of the beneficiary: The beneficiary will not be entitled to the granting of Restricted Shares, referring to the current year’s goal if he/she does not complete the period from January to December and reaches the goal, and may only receive all the Restricted Shares granted herein, respecting the Lockup Periods forecast for each year worked at the Company;

●Termination at the initiative of the Company: The beneficiary may exercise all options, exercisable or not, respecting the Grace Periods provided for each year worked at the Company; and

●Death or permanent disability: The beneficiary and/or heirs may exercise her/his options, exercisable or not, within 30 (thirty) days from the event (disability or death).

i)Criteria for setting the acquisition or exercise price

●Phantom Stock Plan (Phantom shares)

There is no exercise price, as the plan is not based on options, but on the value of the shares. However, the gain corresponding to each phantom shares granted is calculated as follows:

VR = VMA x Number of phantom shares, being:

VR = Redeemed Amount = Amount to be redeemed by the beneficiary.

VMA = quotation of the Company’s shares calculated by the average of the last 90 trading sessions, counting from the closing of the last trading day preceding the settlement date.

●SAR Plan (Share Appreciation Rights)

The exercise price, corresponding to each SAR (phantom option), at which the beneficiaries may exercise his/her option, is calculated as follows:

Pe = 20% x average of the last 90 trading sessions before the grant date. The redeemed value is given by:

VR = [VMA - Pe ] x TSR, where:

VR = Redeemed Amount = Amount to be redeemed by the beneficiary

VMA = quotation of the Company’s shares calculated by the average of the last 90 trading sessions, counting from the closing of the last trading day preceding the settlement date.

TSR = percentage linked to the Company’s performance in relation to its competitors, which can vary from 75% to 125%, when applicable.

●Restricted Performance Shares Plan (Performance Shares)

Not applicable.

j)Criteria for setting the exercise period

The exercise period must respect at least the cycle that the Company determines as adequate for the return of the beneficiaries’ shares in the form of results for the Company.

●Phantom Stock Plan (Phantom shares)

The exercise period is up to 5 years after the grant.

●SAR Plan (Share Appreciation Rights)

The maximum term of exercise is 5 years after the grant.

●Restricted Performance Shares Plan (Performance Shares)

Not applicable.

k)Settlement method

●Phantom Stock Plan (Phantom Shares) and SAR Plan (Share Appreciation Rights)

Settlement is made in cash and is paid on the payroll in favor of the beneficiary when all conditions are met.

●Performance Restricted Shares Plan (Performance Shares)

The Performance Restricted Shares Plan, the settlement is made through the Company’s treasury shares

l)Restrictions on the transfer of shares

●Phantom Stock Plan (Phantom shares) and SAR Plan (Share Appreciation rights)

Not applicable.

●Restricted Performance Shares Plan (Performance Shares)

There is a lockup period period of 36 (thirty-six) months, within which the transfer of shares is not allowed.

m)Criteria and events that, when verified, will cause the suspension, change or termination of the plan

In the event of dissolution or liquidation of the Company, the beneficiaries of the Stock Option Plan will be able to exercise their options that can already be exercised in the period between the date of convening the general meeting of shareholders whose purpose is to resolve on the dissolution or liquidation of the Company and the date of the meeting.

Otherwise, the options will be extinguished, in the same way as its Regulation and the respective Adhesion Contracts.

The Stock Option Plans, as well as the Phantom Stock Plan and the SAR Plan, may be terminated, at any time, by decision of the Company’s management. The expiration of the plans will not affect the effectiveness of the options still in force that have been granted by means of the current regulation.

n)Effects of the manager’s withdrawal from the issuer’s bodies on his/her rights provided for in the share-based compensation plan

Regarding the Phantom Shares Plan (Phantom Shares), (i) in the event of dismissal with cause or request for voluntary resignation or dismissal without cause by the company, the beneficiary will automatically lose any right to exercise the Phantom Shares granted to him/her, without indemnification; (ii) in the event of retirement, the expiration of the periods foreseen for the exercise of the Phantom Shares will be brought forward, granting the beneficiary the right to immediately exercise the entirety of the Phantom Shares; and (iii) in the absence of situation (i) above, the vesting conditions are considered to be fully satisfied, thus allowing the beneficiary to exercise its Phantom Shares under the terms defined by the regulations.

With respect to SAR Plan (Share Appreciation Rights), (i) in situations of dismissal for just cause or request for voluntary resignation, the beneficiary will automatically lose any right to exercise the SAR granted to him/her, without compensation, also losing the amount invested to join the program; (ii) in the event of dismissal without just cause, the beneficiary will only receive the amount invested to join the program adjusted by the IPCA index; and (iii) in the event of retirement, the expiration of the periods foreseen for the exercise of the SAR will be brought forward.

With respect to the Restricted Performance Shares Plan, (i) Withdrawal on the initiative of the beneficiary: Will not be entitled to the granting of Restricted Shares, referring to the current year’s goal if he/she does not complete the competence from January to December and reaching the goal, and may only receive all Restricted Shares granted herein, respecting the Lockup Periods forecast for each year worked at the Company; and (ii) in the event of termination on the Company’s initiative, death and permanent disability: may exercise all options, exercisable or not, respecting the Grace Periods provided for each year worked at the Company;

13.5	Share-Based Compensation

The information from Phantom Stock Plans (Phantom Shares), SAR Plan (Share Appreciation Rights) and Restricted Performance Shares are presented in the following tables.

There are no share plans available to the Board of Directors or Fiscal Council. Only the Statutory Executive Board of Officers is covered by these plans.

There may be variation in the number of shares/options granted when comparing tables of consecutive years due to the change in the number of Statutory Officers from one year to the other.

PHANTOM SHARES PLAN		Forecast ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total number of members	7.00
c) Number of paid members	6.00
d) In relation to each granting of Stock Options:
i. Grant Date	04/03/2017	03/01/2018	03/01/2019	04/01/2020	03/01/2021	04/01/2021
ii. Number of options granted	203,008	32,732	553,370	25,974	106,778	310,000
iii. Number of outstanding options at the beginning of the period	203,008	32,732	304,446	25,974	106,778	310,000
iv. Deadline for the options to become exercisable	203,008 on 04/03/2022	32,732 on 03/01/2022	276,685 on 03/01/2022 16,685 on 03/01/2023	25,974 on 04/01/2023	53,389 on 03/01/2024 53,389 on 03/03/2025	155,000 on 04/01/2024 155,000 on 04/01/2025
v. Maximum period for exercising the options	203,008 on 04/03/2022	32,732 on 03/01/2022	16,685 on 03/01/2022 16,685 on 03/01/2023 520,000 on 03/01/2024	25,974 on 04/01/2023	53,389 on 03/01/2024 53,389 on 03/03/2025	155,000 on 04/01/2024 155,000 on 04/01/2025
vi. Restriction period for the transfer of shares	Not applicable for Phantom Shares
vii. Weighted average exercise value of options
Outstanding at the beginning of the fiscal year	BRL 55.16	BRL 55.16	BRL 55.16	BRL 55.16	BRL 55.16	BRL 55.16
Lost during fiscal year	There is no forecast
Exercised during the fiscal year	There is no forecast
Expired during the fiscal year	There is no forecast
e) Fair value of the options on the grant date	BRL 13.30	BRL 19.88	BRL 41.10	BRL 38.50	BRL 57.88	BRL 64.12
f) Potential dilution in case of exercise of all options	Not applicable for Phantom Shares

PHANTOM SHARES PLAN					Fiscal period ending on 12/31/2021
a) Body	Statutory Board
b) Total number of members	7.08
c) Number of paid members	6, 08
d) In relation to each granting of Stock Options:
i. Grant Date	04/03/2017	03/01/2018	01/03/2019	04/01/2020	03/01/2021	04/01/2021
ii. Number of options granted	609,024	65,524	553,370	25,974	106,778	310,000
iii. Number of outstanding options at the beginning of the period	406,016	65,524	553,370	25,974	106,778	310,000
iv. Deadline for the options to become exercisable	203,008 on 04/03/2021 203,008 on 04/03/2022	32,762 on 03/01/2021 32,732 on 03/01/2022	260,000 on 03/01/2021 276,685 on 03/01/2022 16,685 on 03/01/2023	25,974 on 04/01/2023	53,389 on 03/01/2024 53,389 on 03/03/2025	155,000 on 04/01/2024 155,000 on 04/01/2025
v. Maximum period for exercising the options	203,008 on 04/03/2021 203,008 on 04/03/2022	32,762 on 03/01/2021 32,732 on 03/01/2022	16,685 on 03/01/2022 16,685 on 03/01/2023 520,000 on 03/01/2024	25,974 on 04/01/2023	53,389 on 03/01/2024 53,389 on 03/03/2025	155,000 on 04/01/2024 155,000 on 04/01/2025
vi. Restriction period for the transfer of shares	Not applicable for Phantom Shares
vii. Weighted average exercise value of options
outstanding at the beginning of the fiscal year	BRL 55.16	BRL 55.16	BRL 55.16	BRL 55.16	BRL 55.16	BRL 55.16
lost during fiscal year	There is not	There is not	There is not	There is not	There is not	There is not
exercised during the fiscal year	BRL 64.12	BRL 57.88	BRL 57.88	There is not	There is not	There is not
expired during the fiscal year	There is not	There is not	There is not	There is not	There is not	There is not
e) Fair value of the options on the grant date	BRL 13.30	BRL 19.88	BRL 41.10	BRL 38.50	BRL 57.88	BRL 64.12
f) Potential dilution in case of exercise of all options	Not applicable for Phantom Shares

PHANTOM SHARES PLAN		Fiscal year ending on 12/31/2020
a) Body	Statutory Board
b) Total number of members	8.00
c) Number of paid members	7.00
d) In relation to each granting of Stock Options:
i. Grant Date	03/01/2016	04/03/2017	01/03/2018	03/01/2019	04/01/2020
ii. Number of options granted	36,606	913,536	87,974	564,446	25,974
iii. Number of outstanding options at the beginning of the period	18,303	913,536	87,974	564,446	25,974
iv. Deadline for the options to become exercisable	18,303 on 03/01/2020	304,512 on 04/03/2020 304,512 on 04/03/2021304,512 on 04/03/2022	43,987 on 03/01/2021 43,987 on 03/01/2022	260,000 on 03/01/2021 282,223 on 03/01/20222223 on 03/01/2023	25,974 on 04/01/2023
v. Maximum period for exercising the options	18,303 on 03/01/2020	304,512 on 04/03/2020 304,512 on 04/03/2021304,512 on 04/03/2022	43,987 on 03/01/2021 43,987 on 03/01/2022	22,223 on 03/01/2022 22,223 on 03/01/2023520,000 on 03/01/2024	25,974 on 04/01/2023
vi. Restriction period for the transfer of shares	Not applicable for Phantom Shares
vii. Weighted average exercise value of options
outstanding at the beginning of the fiscal year	BRL 50.67	BRL 50.67	BRL 50.67	BRL 50.67	BRL 50.67
lost during the fiscal year	There is not	There is not	There is not	There is not	There is not
exercised during the fiscal year	BRL 38.97	BRL 38.40	There is not	There is not	There is not
expired during the fiscal year	There is not	There is not	There is not	There is not	There is not
e) Fair value of the options on the grant date	BRL 16.93	BRL 13.30	BRL 19.88	BRL 41.10	BRL 38.50
f) Potential dilution in case of exercise of all options	Not applicable for Phantom Shares

PHANTOM SHARES PLAN		Fiscal year ending on 12/31/2019
a) Body	Statutory Executive Board
b) Total number of members	8.00
c) Number of paid members	7.00
d) In relation to each granting of Stock Options:
i. Grant Date	03/01/2015	03/01/2016	04/03/2017	01/03/2018	03/01/2019
ii. Number of options granted	112,650	36,606	913,536	87,974	564,446
iii. Number of outstanding options at the beginning of the period	56,325	36,606	913,536	87,974	564,446
iv. Deadline for the options to become exercisable	56,325 on 03/01/2019	18,303 on 03/01/2019 18,303 on 03/01/2020	304,512 on 04/03/2020 304,512 on 04/03/2021304,512 on 04/03/2022	43,987 on 03/01/2021 43,987 on 03/01/2022	260,000 on 03/01/2021 282,223 on 03/01/20222223 on 03/01/2023
v. Maximum period for exercising the options	56,325 on 03/01/2019	18,303 on 03/01/2019 18,303 on 03/01/2020	304,512 on 04/03/2020 304,512 on 04/03/2021304,512 on 04/03/2022	43,987 on 03/01/2021 43,987 on 03/01/2022	22,223 on 03/01/2022 22,223 on 03/01/2023520,000 on 03/01/2024
vi. Restriction period for the transfer of shares	Not applicable for Phantom Shares
vii. Weighted average exercise value of options
outstanding at the beginning of the fiscal year	BRL 34.82	BRL 34.82	BRL 34.82	BRL 34.82	BRL 34.82
lost during the fiscal year	There is not	There is not	There is not	There is not	There is not
exercised during the fiscal year	BRL 41.10	BRL 41.10	There is not	There is not	There is not
expired during the fiscal year	There is not	There is not	There is not	There is not	There is not
e) Fair value of the options on the grant date	BRL 10.80	BRL 16.93	BRL 13.30	BRL 19.88	BRL 41.10
f) Potential dilution in case of exercise of all options	Not applicable for Phantom Shares

SAR PLAN				Forecast ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total number of members	7.00
c) Number of paid members	6.00
d) In relation to each granting of Stock Options:
i. Grant Date	04/03/2017	04/02/2018	04/01/2019	04/01/2020	04/01/2021
ii. Number of options granted	141,088	92,476	98,082	113,349	71,999
iii. Number of outstanding options at the beginning of the period	0	0	98,082	113,349	71,999
iv. Deadline for the options to become exercisable	-	-	98,089 on 04/01/2022	113,349 on 04/01/2023	71,999 on 04/01/2024
v. Maximum period for exercising the options	-	-	98,089 on 04/01/2024	113,349 on 04/01/2025	71,999 on 04/01/2026
vi. Restriction period for the transfer of shares
vii. Weighted average exercise value of options
outstanding at the beginning of the fiscal year	BRL 63.13	BRL 61.17	BRL 50.00	BRL 55.68	BRL 62.17
lost during fiscal year	There is no forecast
exercised during the fiscal year	There is no forecast
expired during the fiscal year	There is no forecast
e) Fair value of the options on the grant date	BRL 10.42	BRL 16.42	BRL 34.17	BRL 38.50	BRL 64.12
f) Potential dilution in case of exercise of all options	Does not apply for SAR

SAR PLAN				Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total number of members	7.08
c) Number of paid members	6.08
d) In relation to each granting of Stock Options:
i. Grant Date	04/03/2017	04/02/2018	04/01/2019	04/01/2020	04/01/2021
ii. Number of options granted	141,088	92,476	98,082	113,349	71,999
iii. Number of outstanding options at the beginning of the period	53,166	92,476	98,082	113,349	71,999
iv. Deadline for the options to become exercisable	53,166 on 04/03/2020	92,476 on 04/02/2021	98,089 on 04/01/2022	113,349 on 04/01/2023	71,999 on 04/01/2024
v. Maximum period for exercising the options	53,166 on 04/03/2022	92,476 on 04/02/2023	98,089 on 04/01/2024	113,349 on 04/01/2025	71,999 on 04/01/2026
vi. Restriction period for the transfer of shares
vii. Weighted average exercise value of options
outstanding at the beginning of the fiscal year	BRL 63.13	BRL 61.17	BRL 50.00	BRL 55.68	BRL 62.17
lost during fiscal year	There is not	There is not	There is not	There is not	There is not
exercised during the fiscal year	BRL 64.12	BRL 52.47	There is not	There is not	There is not
expired during the fiscal year	There is not	There is not	There is not	There is not	There is not
e) Fair value of the options on the grant date	BRL 10.42	BRL 16.42	BRL 34.17	BRL 38.50	BRL 64.12
f) Potential dilution in case of exercise of all options	Does not apply for SAR

SAR PLAN	Fiscal year ending on 12/31/2020
a) Body	Statutory Executive Board
b) Total number of members	8.00
c) Number of paid members	7.00
d) In relation to each granting of Stock Options:
i. Grant Date	04/03/2017	04/02/2018	04/01/2019	04/01/2020
ii. Number of options granted	187,942	123,561	113,969	113,349
iii. Number of outstanding options at the beginning of the period	187,942	123,561	113,969	113,349
iv. Deadline for the options to become exercisable	187,942 on 04/03/2020	123,561 on 04/02/2021	113,969 on 04/01/2022	113,349 on 04/01/2023
v. Maximum period for exercising the options	187,942 on 04/03/2022	123,561 on 04/02/2023	113,969 on 04/01/2024	113,349 on 04/01/2025
vi. Restriction period for the transfer of shares
vii. Weighted average exercise value of options
outstanding at the beginning of the fiscal year	BRL 58.71	BRL 64.72	BRL 55.91	BRL 55.31
lost during the fiscal year	There is not	There is not	There is not	There is not
exercised during the fiscal year	BRL 40.48	There is not	There is not	There is not
expired during the fiscal year	There is not	There is not	There is not	There is not
e) Fair value of the options on the grant date	BRL 12.14	BRL 18.07	BRL 34.17	BRL 38.50
f) Potential dilution in case of exercise of all options	Does not apply for SAR

SAR PLAN Fiscal year ending on 12/31/2019
a) Body	Statutory Executive Board
b) Total number of members	8.00
c) Number of paid members	7.00
d) In relation to each granting of Stock Options:
i. Grant Date	04/01/2016	04/03/2017	04/02/2018	04/01/2019
ii. Number of options granted	137,882	187,942	123,561	113,969
iii. Number of outstanding options at the beginning of the period	137,882	187,942	123,561	113,969
iv. Deadline for the options to become exercisable	137,882 on 04/01/2019	187,942 on 04/03/2020	123,561 on 04/02/2021	113,969 on 04/01/2022
v. Maximum period for exercising the options	137,882 on 04/01/2021	187,942 on 04/03/2022	123,561 on 04/02/2023	113,969 on 04/01/2024
vi. Restriction period for the transfer of actions
vii. Weighted average exercise value of options
· outstanding at the beginning of the year Social	BRL 39.54	BRL 45.51	BRL 36.75	BRL 26.51
· lost during the fiscal year	There is not	There is not	There is not	There is not
· exercised during the year Social	BRL 28.56	There is not	There is not	There is not
· expired during the exercise Social	There is not	There is not	There is not	There is not
e) Fair value of the options on the grant date	BRL 13.78	BRL 12.14	BRL 18.07	BRL 34.17
f) Potential dilution in case of exercise of all options

RESTRICTED PERFORMANCE SHARE PLAN	Forecast for the Fiscal year ending on 12/31/2022
a) Body	Statutory Executive Board
b) Total Number of Members	7.00
c) Number of Paid Members	1.0
d) In relation to each grant:
i. Grant Date	01/02/2021
i. Number of shares granted	108,010
ii. Number of shares outstanding at the beginning of the period	108,010
iv. Deadline for shares to become exercisable	01/02/2022 - 108,010
v. Maximum period for exercising the shares	Not applicable
vi. Restriction period for the transfer of shares	36 months
vii. Weighted average value of shares
outstanding at the beginning of the fiscal year	BRL 53.81¹
lost during the fiscal year	There is not
exercised during the fiscal year	BRL 53.81¹
expired during the fiscal year	There is not
e) Fair value of restricted shares on the grant date	BRL 53.81
f) Potential dilution in case of exercise of all shares	0.00%

¹ As this is a plan settled in equity instruments, the fair value is calculated at the grant and is not recalculated later

RESTRICTED PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total Number of Members	7.08
c) Number of Paid Members	1
d) In relation to each grant:
i. Grant Date	01/02/2020	01/02/2021
i. Number of shares granted	106,601	108,010
ii. Number of shares outstanding at the beginning of the period	106,601	108,010
iv. Deadline for shares to become exercisable	01/02/2021 - 106,601	01/02/2021 - 108,010
v. Maximum period for exercising the shares	Not applicable	Not applicable
vi. Restriction period for the transfer of shares	36 months	36 months
vii. Weighted average value of shares
outstanding at the beginning of the fiscal year	BRL 51.70¹	BRL 53.81¹
lost during the fiscal year	There is not	There is not
exercised during the fiscal year	BRL 51.70¹	There is not
expired during the fiscal year	There is not	There is not
e) Fair value of restricted shares on the grant date	BRL 51.70	BRL 53.81
f) Potential dilution in case of exercise of all shares	0.00%	0.00%

¹ As this is a plan settled in equity instruments, the fair value is calculated at the grant and is not recalculated later

RESTRICTED PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2020
a) Body	Statutory Executive Board
b) Total Number of Members	8.0
c) Number of Paid Members	1.0
d) In relation to each grant:
i. Grant Date	01/02/2020
i. Number of shares granted	106,601
ii. Number of shares outstanding at the beginning of the period	106,601
iv. Deadline for shares to become exercisable	01/02/2021 - 106,601
v. Maximum period for exercising the shares	Not applicable
vi. Restriction period for the transfer of shares	36 months
vii. Weighted average value of shares
outstanding at the beginning of the fiscal year	BRL 51.70¹
lost during the fiscal year	There is not
exercised during the fiscal year	There is not
expired during the fiscal year	There is not
e) Fair value of restricted shares on the grant date	BRL 51.70
f) Potential dilution in case of exercise of all shares	0.00%

¹ As this is a plan settled in equity instruments, the fair value is calculated at the grant and is not recalculated later

RESTRICTED PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2019
a) Body	Statutory Executive Board
b) Total Number of Members	8.00
c) Number of Paid Members	1
d) In relation to each grant:
i. Grant Date	01/02/2018	01/02/2019
i. Number of shares granted	130,435	134,914
ii. Number of shares outstanding at the beginning of the period	130,435	134,914
iv. Deadline for shares to become exercisable	01/02/2019 - 130,435	01/02/2020 - 134,914
v. Maximum period for exercising the shares	Not applicable	Not applicable
vi. Restriction period for the transfer of shares	36 months	36 months
vii. Weighted average value of shares
outstanding at the beginning of the fiscal year	BRL 19.35¹	BRL 39.10¹
lost during the fiscal year	There is not	There is not
exercised during the fiscal year	BRL 19.35¹	There is not
expired during the fiscal year	There is not	There is not
e) Fair value of restricted shares on the grant date	BRL 19.35	BRL 39.10
f) Potential dilution in case of exercise of all shares	0.00%	0.00%

¹ As this is a plan settled in equity instruments, the fair value is calculated at the grant and is not recalculated later

13.6 Information on outstanding options held by the board of directors and the statutory executive board

The information from Phantom Stock Plans (Phantom Shares), SAR Plan (Share Appreciation Rights) and Performance Shares are presented in the following tables.

There is no share-based compensation available to the Board of Directors or Fiscal Council. Only the Statutory Executive Board of Officers is covered by these plans.

PHANTOM SHARES PLAN	Fiscal Year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total Number of Members	7.08
c) Number of Paid Members	6, 08
d) In relation to phantom shares not yet exercisable
i. The amount	976,892
ii. Date on which they will become exercisable	The amount 314,447 203,008 16,685 25,974 53,389 155,000 53,389 155,000	Date: 03/01/2022 04/03/2022 03/01/2023 04/01/2023 03/01/2024 04/01/2024 03/03/2025 04/01/2025
iii. Maximum period for exercise	Shares must be redeemed at the end of the grace period, so the exercise period is the same as the exercise period (previous item)
iv. Restriction period for the transfer of shares	Not applicable for phantom shares
v. Weighted average exercise price	Not applicable for phantom shares
vi. Fair value of phantom shares on the last day of the fiscal year	BRL 54,002,662.44
e) In relation to exercisable phantom shares
i. The amount	There are no exercisable Phantom Shares
i. Maximum term for exercising phantom shares
ii. Restriction period for the transfer of shares
iii. Weighted average exercise price
iv. Fair value of phantom shares on the last day of the fiscal year
v. Fair value of total phantom shares on the last day of the fiscal year	BRL 54,002,662.44

SAR PLAN	Fiscal Year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total Number of Members	7.08
c) Number of Paid Members	6, 08
d) In relation to phantom shares not yet exercisable
i. The amount	283,437
ii. Date on which they will become exercisable	The amount 98,089 113,349 71,999	Date: 04/01/2022 04/01/2023 04/01/2024
iii. Maximum period for exercise	The amount 98,089 113,349 71,999	Date: 04/01/2024 04/01/2025 04/01/2026
iv. Restriction period for the transfer of shares	Not applicable for SAR
v. Weighted average exercise price	BRL 9.29
vi. Fair value of phantom shares on the last day of the fiscal year	BRL 15,691,550.15
e) In relation to exercisable phantom shares
i. The amount	There are no exercisable Phantom Options
i. Maximum term for exercising phantom shares
ii. Restriction period for the transfer of shares
iii. Weighted average exercise price
iv. Fair value of phantom shares on the last day of the fiscal year
v. Fair value of total phantom shares on the last day of the fiscal year	BRL 15,691,550.15

RESTRICTED PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total Number of Members	7.08
c) Number of Paid Members	1.0
d) In relation to shares not yet exercisable
i. The amount	108,010
ii. Date on which they will become exercisable	Quantity : 108,010	Date : 01/02/2022
iii. Maximum period for exercise	Not applicable for restricted shares
iv. Restriction period for the transfer of shares	36 months
v. Weighted average exercise price	Not applicable for restricted shares
vi. Fair value of shares on the last day of the fiscal year	BRL 5,811,773.00
e) In relation to exercisable shares
i. The amount	There are no exercisable Restricted Shares
ii. Maximum period for exercising the shares
iii. Restriction period for the transfer of shares
iv. Weighted average exercise price
v. Fair value of shares on the last day of the fiscal year
vi. Fair value of total shares on the last day of the fiscal year	BRL 5,811,773.00

13.7 Options exercised and shares delivered relating to share-based compensation of the board of directors and statutory executive board

The information from Phantom Stock Plans (Phantom Shares), SAR Plan (Share Appreciation Rights) and Performance Shares are presented in the following tables.

There is no share-based compensation available to the Board of Directors or Fiscal Council. Only the Statutory Executive Board of Officers is covered by these plans.

PHANTOM SHARES PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total Number of Members	7.08
c) Number of Paid Members	6, 08
phantom shares exercised
i. The amount	495,770
ii. Average exercise price (phantom share price)	BRL 60.44
iii. Total value of the difference between the exercise value and the market value of the shares related to the exercised options	Not applicable for phantom shares
e) In relation to the shares delivered
i. Number of Shares	Not applicable for phantom shares
ii. Average purchase price
iii. Total value of the difference between the acquisition price and the market value of the shares

PHANTOM SHARES PLAN	Fiscal year ending on 12/31/2020
a) Body	Statutory Executive Board
b) Total Number of Members	8.00
c) Number of Paid Members	7.00
In relation to phantom shares exercised
i. The amount	322,815
ii. Average exercise price (phantom share price)	BRL 38.79
iii. Total value of the difference between the exercise value and the market value of the shares related to the exercised options	Not applicable for phantom shares
e) Regarding the shares delivered
i. Number of Shares	Not applicable for phantom shares
ii. Average purchase price
iii. Total value of the difference between the acquisition price and the market value of the shares

PHANTOM SHARES PLAN	Fiscal year ending on 12/31/2019
Body	Statutory Executive Board
Total Number of Members	8.00
Number of Paid Members	7.00
In relation to the phantom shares exercised
The amount	74,628
Average exercise price (phantom share price)	BRL 41.10
Total value of the difference between the exercise value and the market value of the shares related to the exercised options	Not applicable for phantom shares
Regarding the shares delivered
Number of Shares	Not applicable for phantom shares
Average purchase price
Total value of the difference between the acquisition price and the market value of the shares

SAR PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total Number of Members	7.08
c) Number of Paid Members	6, 08
d) regarding phantom shares exercised
i. The amount	145,642
ii. Weighted average exercise price	BRL 3.69
iii. Total value of the difference between the exercise value and the market value of the shares related to the exercised options	BRL 7,723,076.04
e) In relation to the shares delivered
i. Number of Shares	Does not apply to SAR that is settled in cash
ii. Weighted average acquisition price
iii. Total value of the difference between the acquisition price and the market value of the shares

SAR PLAN	Fiscal year ending on 12/31/2020
a) Body	Statutory Executive Board
b) Total Number of Members	8.00
c) Number of Paid Members	7.00
d) In relation to the options exercised
i. The amount	134,776
ii. Weighted average exercise price	BRL 2.66
iii. Total value of the difference between the exercise value and the market value of the shares related to the exercised options	BRL 5,455,732.48
e) Regarding the options delivered
i. number of options	Does not apply to SAR that is settled in cash
ii. Weighted average acquisition price
iii. Total value of the difference between the acquisition price and the market value of the shares

SAR PLAN	Fiscal year ended on 12/31/2019
Body	Statutory Executive Board
Total Number of Members	8.00
Number of Paid Members	7.00
Regarding the options exercised
The amount	137,882
Weighted average exercise price	BRL 3.19
Total value of the difference between the exercise value and the market value of the shares related to the exercised options	BRL 3,937,909.92
Regarding the options delivered
number of options	Does not apply to SAR that is settled in cash
Weighted average acquisition price
Total value of the difference between the acquisition price and the market value of the shares

RESTRICTED PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2021
a) Body	Statutory Executive Board
b) Total Number of Members	7.08
c) Number of Paid Members	1.00
d) In relation to the options exercised
i. The amount	Not applicable for Restricted Shares
ii. Weighted average exercise price
iii. Total value of the difference between the exercise value and the market value of the shares related to the exercised options
e) Regarding the options delivered
i. Number of Shares	No shares were delivered in the period
ii. Weighted average acquisition price
iii. Total value of the difference between the acquisition price and the market value of the shares

RESTRICTED PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2020
a) Body	Statutory Executive Board
b) Total Number of Members	8.00
c) Number of Paid Members	1.00
d) In relation to the options exercised
i. The amount	Not applicable for Restricted Shares
ii. Weighted average exercise price
iii. Total value of the difference between the exercise value and the market value of the shares related to the exercised options
e) Regarding the options delivered
i. Number of Shares	No shares were delivered in the period
ii. Weighted average acquisition price
iii. Total value of the difference between the acquisition price and the market value of the shares

RESTRICTED PERFORMANCE SHARE PLAN	Fiscal year ended on 12/31/2019
Body	Statutory Executive Board
Total Number of Members	8.00
Number of Paid Members	1.00
Regarding the options exercised
The amount	Not applicable for Restricted Shares
Weighted average exercise price
Total value of the difference between the exercise value and the market value of the shares related to the exercised options
Regarding the options delivered
Number of Shares	No shares were delivered in the period
Weighted average acquisition price
Total value of the difference between the acquisition price and the market value of the shares

13.8 Necessary Information to understand the data disclosed in items 13.5 to 13.7 - Pricing method for the value of shares and options

The information disclosed in items 13.5 to 13.7 refers to the share-based compensation of the Company’s management bodies (Statutory Executive Board of Officers).

The explanatory notes to the Company’s quarterly results and annual results present information regarding all employees covered by the share-based compensation plans.

For all Plans, the Company’s Common shares (SUZB3) were considered as a base asset, given that as of November 10, 2017, Class “A” Preferred shares (SUZB5) were converted to Common shares (SUZB3), as approved in the Special Meeting of Class A Preferred Shareholders and the Extraordinary Shareholders’ Meeting, both held on 09/29/2017.

●Phantom Stock Plan (Phantom shares)

The value of Phantom Shares is given by the average of the last 90 trading sessions, weighted by volume, of the quotations of the Company’s Shares. At the end of 2021, the fair value of the Phantom Share was BRL 55.16 for the current plans

●SAR Plan (Share Appreciation Rights)

To measure the fair value of the assets granted in the SAR plan, the Company used the mathematical model of approximation for options following the Monte Carlo Simulation method. This was done due to the nature of the SAR, which is similar to an option, but with cash settlement. The choice of this specific method was due to the need to simulate not only the dynamics of the value of the Company’s shares in the future, but also of its competitors, since both impact the beneficiary’s gain through the TSR comparison.

A proportion of early exercise equal to 3 was considered for all programs. Other assumptions considered (base date of 12/31/2021 - date of recalculation of the SAR value for closing purposes):

Assumption	Considered Amount
Base asset price (1)	BRL 55.16
Volatility Expectation (2)	43.77% pa
Average life expectancy of options (3)	Same as contract life
Expected dividend distribution (4)	0.73% pa
Risk-free weighted average interest rate (5)	10.57% pa

(1) The base asset price was defined considering the arithmetic average of the closing price of the last 90 trading sessions of the Company’s shares on the SAR calculation date.

(2) Expected volatility was calculated for each exercise date, taking into account the time remaining to complete the vesting period, as well as the historical volatility of returns, using the GARCH volatility calculation model. Here we present the average of these volatilities.

(3) The average life expectancy of the stock options was defined by the period remaining until the exercise deadline.

(4) Dividend expectations were defined based on the Company’s historical earnings per share. Here we present the average expected dividend used in the calculation.

(5) The risk-free weighted average interest rate used was the pre-interest rate curve in reais (DI expectation) observed in the open market, which is the best basis for comparison with the risk-free interest rate in the Brazilian market. The rate used for each exercise date changes according to the vesting period. The value presented represents the average between each one of the grants.

●Restricted Performance Shares Plan (Performance Shares)

The value of the Restricted Shares granted is given by the value of the share on the date they were granted.

13.9Participations held per Body

	Board of Directors	Board of Directors	Board of Directors	Executive Board	Fiscal Council
	ON	PNA	PNB	ON	ON
Number of shares directly held by Company [1]	101,520,859	-	-	4,212,040	10,203
Number of shares directly held by the Company’s direct or indirect controllers [1]	27,199,878	24,430,508	10,625,326	-	-
Number of other securities convertible into shares issued by the Company	-	-	-	-	-

Note: None of the Company’s managers directly hold shares or quotas in subsidiaries or companies under common control with the Company. Their participation in these companies takes place only indirectly, through the shares held by them in the Company, which, in turn, holds an interest in these companies.

1 Shareholding position on December 31, 2020, according to Form CVM 358, considering only publicly-held holding companies, as provided for in the aforementioned CVM Instruction 358.

13.10Information on Pension Plans Granted to Members of the Board of Directors and Statutory Officers

Body	Board of Directors	Executive Board	Fiscal Council	Total
Number of members	10.00	7.08	3.00	20.08
Number of paid members	0	7.08	0	7.08
Plan name	N/A	Suzano Prev	N/A	N/A
Number of managers who meet the conditions to retire	N/A	3	N/A	N/A
		Suzano Prev: Be at least 55 years old, at least 3 years at Suzano Prev and terminate the employment contract with the Company.
Conditions for early retirement	N/A		N/A	N/A
Updated value of contributions accumulated in the pension plan until the end of the last fiscal year, discounting the portion related to contributions made directly by the managers (in BRL)	N/A	3,885,881.55	N/A	3,885,881.55
Total accumulated value of contributions made during the last fiscal year, discounting the portion related to contributions made directly by the managers (in BRL)	N/A	503,011.44	N/A	503,011.44

Suzano Prev: Redemption may occur in whole or in part at any time, respecting the minimum grace period between redemptions of 60 days, as provided for in current legislation.
Whether there is a possibility of early redemption and what are the conditions	N/A		N/A	N/A

13.11Maximum, Minimum and Average Individual Compensation of the Board of Directors, Statutory Executive Board and Fiscal Council

Annual Amounts

	Statutory Executive Board			Board of Directors			Fiscal Council
	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019
Number of members	7.08	8.00	8.00	10.00	9.58	8.67	3.00	3.00	3.00
Number of paid members	7.08	8.00	8.00	10.00	9.58	8.67	3.00	3.00	3.00
Amount of the highest compensation (Reais)	22,595,979.76	22,112,160.86	16,048,947.94	8,247,041.76	8,247,042.26	8,579,582.35	352,800.00	317,280.00	315,447.90
Amount of the lowest compensation (Reais)	7,019,028.83	6,071,057.78	3,249,365.23	744,000.00	960,004.80	641,280.00	352,800.00	317,280.00	315,447.90
Average Amount of compensation (Reais)	11,077,789.88	14,241,022.26	9,293,967.13	2,015,854.14	1,965,928.69	2,068,949.73	352,800.00	317,280.00	315,447.90

Note

Statutory Executive Board
12/31/2021

The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (letter “e” in item 13.2) by the Number of Paid Members informed for the respective body (letter “c” of item 13.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and its respective member performed his/her duties in the entity for 12 months.

12/31/2020

The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (letter “e” in item 13.2) by the Number of Paid Members informed for the respective body (letter “c” of item 13.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and its respective member performed his/her duties in the entity for 12 months.

12/31/2019

The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (letter “e” in item 13.2) by the Number of Paid Members informed to the respective body (letter “c” of item 13.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and its respective member performed his/her duties in the entity for 12 months.

Board of Directors
12/31/2021

The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (letter “e” in item 13.2) by the Number of Paid Members informed to the respective body (letter “c” of item 13.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and its respective member performed his/her duties in the entity for 12 months.

12/31/2020

The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (letter “e” in item 13.2) by the Number of Paid Members informed to the respective body (letter “c” of item 13.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and its respective member performed his/her duties in the entity for 12 months.

12/31/2019

The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (letter “e” in item 13.2) by the Number of Paid Members informed to the respective body (letter “c” of item 13.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and its respective member performed his/her duties in the entity for 12 months.

Fiscal Council
12/31/2021

The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (letter “e” in item 13.2) by the Number of Paid Members informed to the respective body (letter “c” of item 13.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and its respective member performed his/her duties in the entity for 12 months.

12/31/2020

The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (letter “e” in item 13.2) by the Number of Paid Members informed to the respective body (letter “c” of item 13.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and its respective member performed his/her duties in the entity for 12 months.

12/31/2019

The average amount of the annual compensation of each body corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of each body (letter “e” in item 13.2) by the Number of Paid Members informed to the respective body (letter “c” of item 13.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits and charges) of each body was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each body was calculated without any exclusion, considering all compensation and its respective member performed his/her duties in the entity for 12 months.

*

13.12- Compensation or Indemnity Mechanisms for Managers in the Event of Dismissal from the Position or Retirement

There are no contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for managers in the event of dismissal from office or retirement.

13.13Percentage of total compensation held by managers and members of the board of directors, statutory executive board or fiscal council who are related parties to the controlling shareholders

Body	Fiscal Year ended on 12/31/2021	Fiscal Year ended on 12/31/2020	Fiscal Year ended on 12/31/2019
Statutory Executive Board	-	-	-
Board of Directors	49.94%	55.06%	62.55%
Fiscal Council	-	-	-
TOTAL	49.94%	55.06%	62.55%

13.14Compensation of members of the board of directors, statutory executive board or fiscal council, grouped by body, received for any reason other than the function they occupy

The members of the bodies (board of directors, committees, executive board and fiscal council) did not receive compensation in addition to the compensation related to the functions they occupy in the Company.

13.15Compensation of managers and members of the fiscal council recognized in the results of direct or indirect controlling shareholders, of companies under common control with the Company and of the Company’s subsidiaries

Fiscal year ended on 12/31/2021

●Compensation received based on the office hold at the issuer:

There was no compensation received by the Company’s Management from companies under common control with the issuer and from the issuer’s subsidiaries.

	Board of Directors (1)	Statutory Executive Board	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	BRL 3,445,300.53	-	-	BRL 3,445,300.53
Issuer’s subsidiaries	-	-	-	-
Companies under common control	BRL 43,200.00	BRL 132,000.00	-	BRL 175,200.00

Fiscal year ended on 12/31/2020

●Compensation received based on the office hold at the issuer:

There was no compensation received by the Company’s Management from companies under common control with the issuer and from the issuer’s subsidiaries.

●compensation received as a result of participation in Boards of Directors/Statutory Executive Board of Officers of the respective companies:

	Board of Directors (1)	Statutory Executive Board	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	BRL 3,403,536.48	-	-	BRL 3,403,536.48
Issuer’s subsidiaries	-	-	-	-
Companies under common control	BRL 72,000.00	BRL 264,000.00	-	BRL 336,000.00

Fiscal year ended on 12/31/2019

●Compensation received based on the office at the issuer:

There was no compensation received by the Company’s Management from companies under common control with the issuer and from the issuer’s subsidiaries.

●Compensation received as a result of participation in Boards of Directors/Statutory Executive Board of Officers of the respective companies:

	Board of Directors (1)	Statutory Executive Board	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	BRL 3,375,302.69	-	-	BRL 3,375,302.69
Issuer’s subsidiaries	-	-	-	-
Companies under common control	BRL 72,000.00	BRL 154,000.00	-	BRL 226,000.00

13.16	Other Material Information

All material and pertinent information on this topic was disclosed in the items above.

VI.	General Terms and Conditions Referred to in the form of Indemnity Agreement

Pursuant to CVM Guidance Opinion No. 38, of September 25, 2018, the Company presents the following clarifications:

1. Statutory provision on indemnity and its terms;

There is no statutory provision on indemnity. Management proposes, in order to obtain the shareholders’ participation in the decision on the execution of indemnity agreements, that the base draft of the Indemnity Agreement to be entered into between the Company and certain beneficiaries be submitted to the appreciation of the general meeting.

2. Limit amount for the indemnity offered

Indemnity Agreement does not provide for a limit to the indemnity offered, however the Board of Directors may submit the granting of indemnities to the general meeting when: (i) more than half of the managers are direct beneficiaries of the resolution on the expenditure of resources; (ii) the Company’s financial exposure proves to be significant, considering the amounts involved; (iii) in other cases in which the Company deems relevant.

3. Coverage Period to be covered by the Indemnity Agreement

The coverage period of the Indemnity Agreement covers events that have occurred and omissions or acts performed by the beneficiary during the exercise of the position, including the object of any liability determination procedures in progress against the beneficiary and any other liability determination procedures that may arise be instituted in the future, even after the end of the exercise of his/her functions before the Company, provided that the claim object of the procedure of verification of responsibility is not time-barred.

4. Managers who may enter into Indemnity Agreements

The Company may enter into Indemnity Agreements with the members of the Board of Directors, Statutory and non-statutory Executive Board of Officers, advisory committees to the Board of Directors and external members of the Statutory Audit Committee, as well as members of the Fiscal Council.

The Company may also, by resolution of the Board of Directors, enter into Indemnity Agreements with other employees who hold a leadership position or role in the Company or its subsidiaries, lawyers employed by the Company or its subsidiaries and, also, those employees or not, who have been appointed by the Company to hold statutory or non-statutory positions in entities in which the Company participates as a partner, associate or sponsor (jointly or individually “Beneficiary”).

5. Excluding Hypothesis to the Right to Indemnity

In any case, expenses and losses resulting from the following acts and/or omissions of the Beneficiary are not liable to compensation: (i) committed in bad faith, intent, gross negligence, fraud, or misuse of purpose; (ii) resulting from the disclosure of strategic and confidential information contrary to Suzano’s interests; (iii) that violate or exceed the limits of the law, the Bylaws and other rules of the Company; and (iv) carried out in the Beneficiary’s own interest or that of third parties, to the detriment of the Company’s corporate interest.

Also in this sense, the Beneficiary will not be entitled to compensation, in the following cases: (i) if there is an insurance policy contracted by the Company, as formally recognized and implemented by the insurer, with a scope overlapping the coverage of this Indemnity Agreement, in which case it will be activated and applied to said hypothesis; (ii) if the Beneficiary has not observed the prior notification procedures described in Clause Three of the Indemnity Agreement; (iii) if the Beneficiary has failed to comply with any of its obligations established in the Indemnity Agreement; (iv) if the Beneficiary has entered into judicial and/or extrajudicial agreements or terms of commitment in relation to the indemnifiable acts without the prior written consent of the Company; (v) if the Beneficiary intentionally increases the risk linked to the indemnifiable act; (vi) if there is an obligation to pay indemnities arising from a corporate action provided for in article 159 of the Brazilian Corporation’s Law or to reimburse the losses referred to in article 11, paragraph 5, II of Law No. 6,385, of December 7, 1976; (vii) if the Beneficiary has filed a lawsuit, arbitration, against the Company, (except for the fulfillment of the Indemnity Agreement); (viii) if the Beneficiary has harmed or compromised, by its action or omission, the defense of the Company and/or its subsidiaries/controlled companies or its own defense or Suzano’s insurance coverage in the scope of any liability insurance in relation to any liability determination procedure; and (ix) if the expense for which the indemnity is intended is related to the abandonment of the position/function.

6. Types of expenses that may be paid, advanced or reimbursed based on the agreement

All legal and/or administrative expenses, including defense costs, court costs, charges, fees, appeal deposits, as well as any amounts due as damages, interest and pecuniary sanctions, even if required as a result of the execution of a term of commitment, term of adjustment of conduct, or other procedure or act that generates constraints, pecuniary obligations, disbursements and/or personal expenses imputed to the Beneficiaries, originating or derived from the liability determination procedures, including: (i) reimbursement of amounts, expenses and/or direct costs, demonstrably spent by the Beneficiary and/or paid by him/her as a result of conviction, even if by preliminary or provisional decision; (ii) advance of amounts, expenses and/or direct costs that are demonstrably necessary to comply with the liability determination procedures; and/or (iii) direct payment to third parties of amounts that the Beneficiary may be ordered to indemnify and/or repair, to any extent, by a final judgment.

The Company will also bear the expenses resulting from liability determination procedures that result in constriction of the Beneficiary’s assets, of the common assets with his/her spouse, partner or any family member, provided that the blocking is proven to originate from liability determination procedures filed vis-à-vis the Beneficiary, only with regard to acts committed by or for which the Beneficiary is responsible and provided that they concern regular management acts.

7. Procedures related to decisions regarding the payment, reimbursement or advance of expenses arising from the indemnity commitment, indicating: (i) company body that will be responsible for decisions regarding its concession; and (ii) the rules and procedures that will be adopted to mitigate conflicts of interest, guarantee the independence of decisions and ensure that they are taken in the interests of the company

Once the notification sent by the Beneficiary is received, duly established in the form of the Indemnity Agreement, the Company must submit the respective claim to the consideration of a consultant (which may be an external professional or a law firm) who is independent, impartial and with recognized competence to analyze such claim by the Beneficiary, and said consultant must: (i) assess whether the claim constitutes a hypothesis of indemnity, and (ii) issue a legal opinion with its conclusion in this regard (“Legal Opinion”).

If the Legal Opinion concludes that the claim in question is not subject to Indemnity, the claim will be closed, without prejudice to the Board of Directors being able to reconsider the same claim in the event of a new fact, the Beneficiary being obliged to reimburse the Company for all amounts spent by it with the case until the moment of its closure, if applicable, within 5 (five) business days from the sending, by Suzano, of notification in this regard.

Resolution by the Board of Directors:

If, however, the Legal Opinion confirms that the claim constitutes a hypothesis of Indemnity under the terms of this Indemnity Agreement, the Notice, as well as all information and documents related thereto, including, but not limited to, the Legal Opinion, will be submitted to the Board of Directors so that it can consider the Beneficiary’s request.

As a way of mitigating the conflict of interests, the following may not participate in the decision of the Board of Directors that considers the claims referred to in the Beneficiary’s notification: (i) the Beneficiary who has requested the indemnity; and (ii) members of the Board of Directors who are in a situation of conflict of interest referred to in article 156 of the Brazilian Corporation’s Law, or who may benefit from this decision in the future, when examining the claim related to the one under analysis.

Resolution by the General Meeting

Furthermore, the Company, at its sole discretion, may adopt additional governance procedures that reinforce the independence of decisions, such as forwarding them to a resolution at a general meeting in situations where: (i) more than half of the managers are direct beneficiaries of the resolution on the expenditure of resources; (ii) the Company’s financial exposure proves to be significant, considering the amounts involved; (iii) in other cases in which the Company deems relevant.

Finally, Suzano may, at its sole discretion and in accordance with the procedures, choose to: (i) sponsor the Beneficiary’s defense, by hiring external lawyers or by using in-house lawyers; or (ii) use the legal services that the Beneficiary was already using or that he/she has indicated.

8. Reason for the preference for an Indemnity Agreement over a D&O Insurance

The Company has D&O insurance that contains conditions that could limit the guarantee offered to the Beneficiaries, or not be sufficient to indemnify them. Thus, in order to attract and retain qualified members and guarantee the Beneficiaries to perform their duties safely and predictably, protecting them from risks arising from the regular exercise of their activities, the Company believes that it is better to enter into an indemnity commitment, which will be in line with the strategic objectives and will serve the best interests of the Company.

9. Quoted value of civil liability insurance premium that provides coverage similar to the proposed indemnity commitment

The Company has a policy contracted with Chubb Seguros Brasil S.A., which is in effect until August 31, 2022. The premium paid for D&O insurance in 2021 was approximately USD 1,363 million.

The coverage of the civil liability insurance policy for managers amounts to USD 50 million, to cover any accidents, considering its activities and those of its subsidiaries.

10. Inform whether the guarantee offered for the provision of indemnity commitment includes the payment or reimbursement of indemnities that the managers are obliged to pay when held responsible for damages caused to third parties or to the company as a result of illicit acts practiced before the provision of the indemnity commitment

The coverage period of the Indemnity Agreement covers events that have occurred and omissions or acts performed by the Beneficiary during the exercise of the position, including the object of any liability assessment procedures in progress against the Beneficiary and any other liability assessment procedures that may come to be instituted, even after the end of the exercise of his/her functions before the company, provided that the claim object of the procedure of verification of responsibility is not time-barred.

In any case, expenses and losses resulting from the following acts and/or omissions of the Beneficiary are not liable to indemnity: (i) committed in bad faith, intent, gross negligence, fraud, or misuse of purpose; (ii) resulting from the disclosure of strategic and confidential information contrary to the Company’s interests; (iii) that violate or exceed the limits of the law, the Bylaws and other rules of the Company; and (iv) carried out in the Beneficiary’s own interest or that of third parties, to the detriment of the Company’s corporate interest.

11. Inform whether the guarantee offered by the indemnity commitment includes the payment or reimbursement of fines resulting from conviction in criminal proceedings or in administrative proceedings or pecuniary obligations provided for in agreements to close administrative proceedings supported by the managers

Yes. The Company undertakes to guarantee and keep the Beneficiary harmless and exempt from liability for any expenses that the Beneficiary may prove to incur or for amounts that he/she is ordered to pay, as a result of an administrative, arbitration and/or judicial investigation (of any nature), in Brazil or in any other jurisdiction, which aim to impute responsibility to the Beneficiary for any act practiced by him/her or omission related exclusively to the exercise of a position / function, in the Company and / or its subsidiaries / controlled companies, as the case may be, provided that that the Beneficiary has performed such act (or omission) in good faith, in the regular exercise of its management functions or attribution of powers, within the limits of the law, the Bylaws and other rules established from time to time by the Company.

12. In view of the positive response to the two previous items, why does the Company’s management believe that such a guarantee is in the Company’s best interest

With the exception of the exclusions described in clause two of the Indemnity Agreement, (in which case there will be no obligation on the part of the Company to indemnify the Beneficiary, observing the terms and conditions of the Indemnity Agreements), the Company believes that the coverage for the other cases consists of fair and due compensation, since the penalty applied to the Beneficiary arises from an act performed in the regular exercise of his/her functions. By guaranteeing fair and due indemnities to the Beneficiaries, the Indemnity Agreements are in line with the Company’s interest in attracting and retaining qualified professionals, allowing them to perform their duties safely and predictably.

VII.	Standard Draft of the Indemnity Agreement

PORTUGUESE VERSION SHALL PREVAIL

INDEMNITY AGREEMENT

By this Instrument and in the best form of law, on the one hand:

SUZANO S.A., headquartered at Avenida Professor Magalhães Neto, No. 1.752, 10th floor, rooms 1010 and 1011, Pituba, ZIP Code 41810-012, in the municipality of Salvador, State of Bahia, registered with the Brazilian Taxpayer’s Registry of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 16.404.287/0001-55, herein represented by its undersigned legal representatives (“Suzano”), and

FULL NAME, citizenship, marital status, profession, bearer of identity card RG number RG number, registered with the Brazilian Individual Taxpayer’s Registry of the Ministry of Economy (CPF/MF), resident and domiciled at the street/avenue, number and complement, city-state, ZIP Code Zip Code (“Beneficiary”), with Suzano and the Beneficiary individually referred to as “Party” and, together, as “Parties”.

WHEREAS:

(i)The Beneficiary is [description of current position/function held at Suzano, companies of the same group, or companies succeeded by Suzano], since [date when he/she was appointed or entered this position ];

(ii)The regular exercise of the duties and activities inherent to the position(s) of the Beneficiary referred to in the Preamble above may lead to liabilities with the imposition of payment obligations of various natures, including, but not limited to, fines and indemnity amounts;

(iii)The civil liability insurance for administrators is limited and may, exceptionally, lead the Beneficiary to personally bear some obligations, such as costs and expenses related to judicial and administrative procedures, inside and outside Brazil, which aim to impute responsibilities to the Beneficiary for the exercise of its functions;

(iv)On the date of the EGM that approved the possibility of entering into indemnity agreements, the possibility for Suzano to enter into indemnity agreements was approved according to the rules and limits determined in such decision; and

(v)Suzano aims to ensure more competitive conditions for hiring and retaining qualified employees (including managers).

The Parties resolve to enter into this Indemnity Agreement (“Indemnity Agreement”), which will be governed by the following clauses and conditions:

CLAUSE ONE – PURPOSE

1.1. Suzano undertakes to guarantee and keep the Beneficiary harmless and exempt him/her from liability for any expenses that the Beneficiary may prove to incur or for amounts that he/she is ordered to pay, as a result of investigation, administrative, arbitration and/or judicial proceedings, in the Brazil or in any other jurisdiction, which aim to impute responsibility to the Beneficiary for any act practiced by him/her or omission related exclusively to the exercise of the position(s)/function(s) described in the preamble above, at Suzano and/ or its subsidiaries/controlled companies, as the case may be (“Liability Determination Procedures”), provided that the Beneficiary has performed such act (or omission) in good faith, in the regular exercise of its management functions or attribution of powers, within the limits of the law, the Bylaws and other rules established from time to time by Suzano (“Indemnifiable Acts” and “Regular Management Acts”).

1.2. All legal and/or administrative expenses, including defense costs, court costs, charges, fees, appeal deposits, as well as any amounts due as damages, interest and pecuniary sanctions, even if required as a result of the execution of a term of commitment (termo de compromisso), term of adjustment of conduct (termo de ajustamento de conduta), or other procedure or act that generates constraints, pecuniary obligations, disbursements and/or personal expenses imputed to the Beneficiaries, originating or derived from the Liability Determination Procedures, including those listed below (“Indemnities”):

a)Reimbursement of amounts, expenses and/or direct costs, demonstrably spent by the Beneficiary and/or paid by him/her as a result of conviction, even if by preliminary or provisional decision;

b)Advance of amounts, expenses and/or direct costs that are demonstrably necessary to meet the Liability Determination Procedures; and/or

c)Direct payment to third parties of amounts that the Beneficiary may be ordered to indemnify and/or repair, to any extent, by a final judgment.

1.3. Suzano will bear, pursuant to the following sub-clauses, the expenses resulting from Liability Determination Procedures that result in constriction of the Beneficiary’s assets, of the common assets with his/her spouse, partner or any family member, provided that the blocking is proven to originate in Liability Determination Procedures filed against the Beneficiary, only with regard to acts committed by, or whose responsibility is attributed to, the Beneficiary and as long as it concerns Regular Management Acts.

1.3.1. In the event of any type of constriction or unavailability of assets or any types of resources owned by the Beneficiary, Suzano shall, within 30 (thirty) days of delivery of the documents proving the blocking, pay the Beneficiary monthly compensation, corresponding to up to 100% (one hundred percent) of their regular monthly fixed remuneration, while the effects of unavailability persist, in order to allow the Beneficiary to bear his/her daily and day-to-day expenses that cannot be paid due to the blockage.

1.3.2. Payment to the Beneficiary will be made through a formal representative, expressly designated by him/her, by means of a deposit in the representative’s current account.

1.3.3. The Beneficiary will reimburse Suzano for all payments made based on this item, within a maximum period of 30 (thirty) days, counting from the date of unblocking the amounts in his/her bank accounts, regardless of the result of the process in which the blocking occurred.

1.4. The execution of this Indemnity Agreement does not preclude Suzano’s right to contract civil liability insurance for managers and the like, nor does it oblige Suzano to contract and continue contracting such type of insurance.

CLAUSE TWO – EXCLUSIONS

2.1. In any case, the expenses and losses resulting from the following acts and/or omissions of the Beneficiary are not entitled to Indemnities: (i) committed in bad faith, intent, gross negligence, fraud, or misuse of purpose; (ii) resulting from the disclosure of strategic and confidential information contrary to Suzano’s interests; (iii) that violate or exceed the limits of the law, the Bylaws and other Suzano rules; and (iv) carried out in the Beneficiary’s own interest or that of third parties, to the detriment of Suzano’s corporate interest.

2.2. The Beneficiary will not be entitled to Indemnities, pursuant to this Indemnity Agreement, in the following cases:

a)If there is an insurance policy contracted by Suzano, as formally recognized and implemented by the insurer, with coverage overlapping the coverage of this Indemnity Agreement, in which case it will be activated and applied;

b)If the Beneficiary has not observed the procedure described in Clause Three, below;

c)If the Beneficiary has failed to comply with any of its obligations set forth in this Indemnity Agreement;

d)If the Beneficiary has entered into judicial and/or extrajudicial agreements or terms of commitment in relation to the Indemnifiable Acts without Suzano’s prior written consent;

e)If the Beneficiary intentionally increases the risk linked to the Indemnifiable Act;

f)If there is an obligation to pay indemnities arising from a corporate action provided for in article 159 of Law 6,404/76 or of compensation for losses referred to in article 11, paragraph 5, II of Law 6,385/76;

g)If the Beneficiary has filed a lawsuit, arbitration, against Suzano, (except for the fulfillment of this Indemnity Agreement);

h)If the Beneficiary has harmed or compromised, by his/her action or omission, the defense of Suzano and/or its subsidiaries/controlled companies or its own defense or the insurance coverage of Suzano in the scope of any liability insurance in relation to any Liability Determination Procedure; and

i)If the expense for which the Indemnity is intended is related to the abandonment of the position(s)/function(s) described in the preamble of this Indemnity Agreement.

2.3. In the event of any of the hypotheses mentioned in Clause 2.2. above, if Suzano has already advanced or disbursed any amount to the Beneficiary or third party, the Beneficiary must return the full amount to Suzano, within 5 (five) business days of sending a notification to that effect by Suzano, plus such amount of the respective monetary adjustment amount calculated according to the variation of [●] from the date of each disbursement made by Suzano until the day of the effective refund.

2.4. The Indemnities borne by Suzano pursuant to this Indemnity Agreement shall not cover:

j)loss of profits, loss of opportunity, damage to the image, loss of a chance, interruption of professional activity, moral damages and indirect damages alleged by the Beneficiary and/or aggrieved third party;

k)expenses not related to the defense of the claim, such as fees for advisors for asset protection or reorganization, monitoring of ongoing claims, among other expenses incurred preventively or in addition to defending the claim;

l)indemnification for any expenses or amounts paid by the Beneficiary within the scope of the applicable coverage of any civil liability insurance policy for officers and directors that Suzano has contracted; and

m)loans of any nature to the Beneficiary.

2.5. The eventual celebration of judicial or extrajudicial agreements or terms of commitment by the Beneficiary will only give rise to the right to indemnify provided for in this Indemnity Agreement if Suzano has previously consented in writing to the terms of such agreement or commitment.

THIRD CLAUSE - PAYMENT OF INDEMNITY

3.1 In order for the Beneficiary to be entitled to any Indemnity, he/she must notify Suzano, by means of formal and written notification, of the existence of any Liability Determination Procedure, within a period of up to 72 (seventy-two) hours from the moment he/she become aware of such procedure (“Notice”).

3.2 The Notice must contain: (i) a summary of the case and the Beneficiary’s version; (ii) copies of all evidence, documents and/or proofs instruments that may be used in the Beneficiary’s defense; (iii) amount involved in the matter; (iv) Beneficiary’s claim; (v) any additional information and documents that, in the Beneficiary’s view, may contribute to its defense and assist in its claim.

3.3. If it is not possible for the Beneficiary to send, at the time of Notification, the evidence, documents and/or evidence referred to in Clause 3.2. above, the Beneficiary undertakes to do so within 5 (five) days from the receipt of the Notice by Suzano.

3.4. The submission of the documentation referred to in the clauses above does not exempt the Beneficiary from the obligation to send additional evidence, documents and/or evidence to which he/she has access or knowledge, nor those that may be requested by Suzano at any time.

3.5. Upon receipt of the Notification, Suzano shall submit the respective claim to the consideration of an independent, impartial, external professional or law firm with recognized competence to analyze such claim by the Beneficiary, and said professional or firm must, in a time compatible with the nature of the claim (i) assess whether the claim constitutes a hypothesis of Indemnity under the terms of this Indemnity Agreement, and (ii) issue a legal opinion with its conclusion in this regard (“Legal Opinion”).

3.6. If the Legal Opinion concludes that the claim in question is not subject to Indemnification, the claim will be closed, without prejudice to the provisions of Clause 3.7.4., the Beneficiary being obliged to refund to Suzano all the amounts spent by it with the case to date, if applicable, within 5 (five) business days from the date of notification by Suzano in this regard.

3.7. If, however, the legal opinion confirms that the claim constitutes a hypothesis of Indemnity under the terms of this Indemnity Agreement, the Notice, as well as all information and documents related thereto, including, but not limited to, the Legal Opinion, will be submitted to the Board of Directors so that it can consider the Beneficiary’s request.

3.7.1. The following cannot participate in the decision of the Board of Directors that considers the claims referred to in the Notice: (i) the Beneficiary who has requested the Indemnity; and (ii) members of the Board of Directors who are in a situation of conflict of interest referred to in article 156 of Law 6,404 /76, or who may benefit from this decision in the future, when examining the claim related to the one under analysis.

3.7.2. It will be up to the Board of Directors to evaluate the Beneficiary’s claim and decide, in a reasoned, reasonable and motivated manner, on the payment or not of the Indemnity - albeit in a different way from the conclusion contained in the Legal Opinion -, as well as, if such payment is approved, the term and form of its feasibility, which may include one more hypothesis among those provided in Clause 1.2 above.

3.7.3. The decisions of the Board of Directors may cover the Indemnification of all or part of the amounts involved in the Liability Determination Procedures, even if in progress.

3.7.4. The Board of Directors may reserve the right to reconsider the same claim in the event of a new fact that may affect or alter its previous decision or, also, to decide on the direct payment to third parties of amounts that the Beneficiary may be sentenced to pay by a final judgment only after the course of that final judgment.

3.8. Suzano, at its sole discretion, may adopt additional governance procedures that reinforce the independence of decisions, such as forwarding them to a resolution at a general meeting in situations where: (i) more than half of the managers are direct beneficiaries of the resolution on the expenditure of resources;

(ii) Suzano’s financial exposure proves to be significant, considering the amounts involved; (iii) in other cases that Suzano deems relevant.

3.9. Suzano may, at its sole discretion, choose to: (i) sponsor the Beneficiary’s defense, by hiring external lawyers or by using in-house lawyers; or (ii) use the legal services that the Beneficiary was already using or that he/she has indicated.

CLAUSE FOUR - SUBROGATION

4.1. In the event that Suzano makes any payment directly to the Beneficiary or to third parties under the terms of this Indemnity Agreement, Suzano is subrogated in any and all rights to reimbursement of amounts that the Beneficiary makes or will be entitled to in connection with the Indemnifiable Act, including, but not limited to, reimbursements arising from any civil liability insurance policy.

4.1.1. The Beneficiary must sign all the necessary documents, as well as perform all the acts that are appropriate or recommended to guarantee to Suzano its subrogation, including, but not limited to, the signing of any documents that allow the filing, by Suzano, of return action (ação de regresso) on behalf of the Beneficiary.

4.1.2. If Suzano makes the payment of any Indemnity to the Beneficiary under the terms of this Indemnity Agreement and that same Indemnifiable Act is also covered by civil liability insurance, any advance, payment or reimbursement made by Suzano in accordance with this Indemnity Agreement in favor of the Beneficiary or a third party shall be interpreted as an advance of the amounts to be paid by the insurance company, with Suzano being, from then on, subrogated to the right to receive the amount owed by the insurance company. The Beneficiary must adopt the acts that are incumbent upon him/her to activate the insurer and to receive the amounts covered by the civil liability insurance, when applicable.

4.1.3. When the insurance company makes to the Beneficiary any payment provided for in civil liability insurance, the amounts must be immediately delivered to Suzano up to the limit of the amounts paid by it.

CLAUSE FIVE - TERM

5.1. The obligation hereby agreed covers events that occurred and omissions or acts performed by the Beneficiary during the exercise of the position under the terms of this Indemnity Agreement, including the object of any Liability Determination Procedures in progress against the Beneficiary and any other Liability Determination Procedures that may be instituted, even after the end of the exercise of his/her functions before the Company, provided that the claim object of the Liability Determination Procedures is not time-barred.

CLAUSE SIX - NOTIFICATIONS

6.1. Any notices, requests, claims, demands, instructions and other communications to be sent under this Indemnity Agreement to any of the Parties must be in writing and will be delivered: (i) by hand, with delivery receipt; (ii) by registered letter, with acknowledgment of receipt; (iii) email followed by letter sent by courier or with written confirmation of transmission and receipt; or (iv) through judicial or extrajudicial notification to the addresses and responsible persons described below, or such other addresses and responsible persons that the respective Party informs the other Party in writing:

Suzano S.A.

Address: Av. Brg. Faria Lima, 1355 – Pinheiros, São Paulo – SP, 01452-002

Email: [●]

w/c: [●]

Beneficiary: [●]

Address: [●]

Email: [●]

w/c: [●]

6.2. The change of any information in this clause must be immediately communicated to the other Party. In the event that communication is not made, any communication delivered in accordance with Clause 6.1. will be deemed to have been made and received.

6.2.1. Notices delivered in the manner established in this Clause shall be deemed to have been delivered: (i) on the delivery date, if delivered by hand; (ii) on the date on the acknowledgment of receipt, if sent by mail; (iii) on the date on the confirmation notice, if sent by email; or (iv) on the delivery date, if delivered by judicial or extrajudicial notification.

CLAUSE SEVEN - GENERAL PROVISIONS

7.1. This Indemnity Agreement is irrevocable and irreversible, and the obligations assumed by the Parties also oblige their successors in any capacity, constituting legal, valid and binding obligations, binding and remaining in force for the benefit of the Contracting Parties and their respective heirs, successors, beneficiaries and permitted assigns.

7.2. In the event of default by either Party of any of its obligations under this Indemnity Agreement, such defaulting Party shall be obliged to reimburse the aggrieved Party for all Losses incurred by it, under the terms provided for in this Indemnity Agreement, without prejudice to the specific performance of the defaulted obligation or any other right or sanction available to the aggrieved Party.

7.3. This Indemnity Agreement constitutes the entire agreement between the contracting Parties with respect to the object contemplated herein and replaces all other previous agreements made by either of them with respect to the same agreement. This Indemnity Agreement may only be amended or altered by means of a written instrument signed by the Parties.

7.4. Neither Party may assign or transfer, directly or indirectly, the rights and obligations set forth herein to third parties, without the prior and express written agreement of the other Party.

7.5. If, at any time after the date of execution of this Indemnity Agreement, any of its provisions are declared by any court of competent jurisdiction to be illegal, void or unenforceable, said provision shall not prejudice or affect in any way the remaining provisions of this Indemnity Agreement, which will remain fully valid and effective, and it is up to the Parties to find, by mutual agreement, legally valid and feasible means capable of restoring the contractual balance, in which the aforementioned ineffectiveness or unenforceability may affect it, in order to that the original intention of the Parties is met to the greatest extent possible.

7.6. The Parties acknowledge that this Indemnity Agreement was entered into in full compliance with the legislation, regulations and guidelines currently in force, in particular in relation to CVM Guidance Opinion No. 38, of September 25, 2018. If, after the execution of this Indemnity Agreement, the CVM Collegiate express an understanding, even if in the form of a new Guidance Opinion and/or administrative decision (sanctioning or not) (“New Understanding”), so that the Indemnities agreed herein become irregular and/or contrary to the New Understanding, the Parties undertake (i) not to demand compliance with the provision that has become irregular; and (ii) to interpret this Indemnity Agreement in accordance with the New Understanding so that as far as reasonably practicable, it achieves the purpose and effects originally intended.

7.7. The eventual abstention or tolerance by either Party in the use of any of the rights, prerogatives or faculties conferred in this Indemnity Agreement will not imply a waiver of the exercise of this right in other opportunities that arise, nor will it constitute a novation or contractual amendment.

7.8. The parties agree to treat the arbitration procedure, information and related documents referred to in Clause Three of this Indemnity Agreement as confidential information, except to the extent necessary for the exercise of their rights.

7.9. This Agreement will be governed by and interpreted in accordance with the laws of the Federative Republic of Brazil.

7.10. The headings and titles in this Agreement are for reference purposes only and will not limit or affect the meaning of the clauses, paragraphs or articles to which they apply. The expression “including” and similar expressions shall be understood as if such expressions were followed by the expression “without limitation”. Whenever required by the context, the definitions contained in this Indemnity Agreement will apply both in the singular and in the plural and the masculine gender will include the feminine and vice versa. References to legal provisions shall be interpreted as references to the provisions as amended, expanded, consolidated or restated, as the case may be, and will include any provisions from which they originate (with or without modifications), regulations, instruments or other legal rules subordinated thereto. A reference to a Clause shall include a reference to its sub-clauses, unless expressly provided otherwise. All terms provided for in this Agreement will be counted as provided for in article 132 of the Civil Code, disregarding the day of commencement and including the day of expiration. If any notice is to be sent or any action is to be taken on or by a particular day, and that day is not a Business Day, then the deadline for sending the notice or taking action shall be deferred until the subsequent Business Day.

CLAUSE EIGHT - THE ARBITRAL JUDGMENT

8.1. The Parties undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado - “Arbitration Chamber”), in accordance with Law No. 9.307, of September 23, 1996 and with the Regulation of the Market Arbitration Chamber (“Regulation”), any and all disputes or controversies that may arise between them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in this Indemnity Agreement (“Arbitration”).

8.2. The arbitral tribunal shall be composed of 3 (three) arbitrators, each of the Parties having to choose an arbitrator in accordance with the Rules (“Arbitration Court”). The arbitrators appointed by the Parties shall jointly and by mutual agreement choose the third arbitrator, who shall preside over the arbitral tribunal. If the Parties do not appoint the arbitrators, they will be appointed in accordance with the Regulations.

8.3. The place of Arbitration will be the City of São Paulo, State of São Paulo, where the arbitration award will be rendered, and, if there is a reasonable justification, the Arbitral Tribunal may authorize the performance of specific steps in other places.

8.4. The language of Arbitration will be Portuguese.

8.5. The Arbitration will be of law, applying the rules and principles of the legal system of the Federative Republic of Brazil, being forbidden to the arbitrators to decide by equity.

8.6. The arbitration award shall determine the extent to which the losing Party shall bear the expenses incurred by the prevailing Party, including legal fees, costs for referees and experts.

8.7. At the end of the procedure, the fees of the arbitrators and expenses common to the Parties and related to the procedure, such as fees due to the Arbitration Chamber, stenotype, rent of rooms for hearings, expert fees, among others of the same nature, will be borne by the losing Party or they will be supported proportionally in the event of reciprocal loss of suit, with the Arbitral Tribunal being responsible for stipulating the proportion in the arbitration award.

8.8. The arbitration award will be final and unappealable, with no judicial ratification being required nor any appeal against it being allowed, except for requests for correction and clarifications to the Arbitral Tribunal provided for in art. 30 of Law No. 9,307/96 and eventual annulment action based on art. 32 of Law No. 9,307/96. The Parties undertake an irrevocable and irrevocable commitment to comply with all the terms of the decisions rendered in the scope of Arbitration and, mainly, of the arbitration award.

8.9. Prior to the installation of the Arbitral Tribunal, either Party may request a precautionary or urgent measure from the Judiciary Branch, provided that any request will not affect the existence, validity and effectiveness of this clause, nor will it represent a waiver in relation to the need to submit the conflict to Arbitration. After the installation of the Arbitral Tribunal, requests for injunctive or urgent measures must be analyzed exclusively by the Arbitral Tribunal.

8.10. For (i) precautionary and urgent measures prior to the constitution of the Arbitral Tribunal; (ii) eventual annulment action based on art. 32 of Law No. 9,307/96, and (iii) disputes that under Brazilian law cannot be submitted to Arbitration, the Parties elect the central jurisdiction of the District of São Paulo, State of São Paulo, waiving all others, no matter how special or privileged they may be.

8.11. The execution of the decisions of the Arbitral Tribunal, including the arbitral award, will preferably be requested in the central court of the Judicial District of São Paulo; however, if it is useful or necessary, it may be requested in any court or tribunal, whatever the forum.

8.12. Pending the final result of an Arbitration, the Parties shall continue to fulfill their respective obligations under the Indemnity Agreement, unless otherwise decided by the arbitral tribunal or the Judiciary, pursuant to item 8.9 above.

8.13. The Parties agree to treat the Arbitration, information and related documents as confidential, pursuant to Clause 7.8 of this Indemnity Agreement, except to the extent necessary for the exercise of their rights.

CLAUSE NINE - JURISDICTION

Thus, being fair and contracted, the Parties sign this Agreement by means of electronic signatures, which the Parties hereby recognize as valid and effective for all legal purposes, in accordance with the applicable legislation, the same applying to the signatures of 02 (two) undersigned instrumental witnesses.

São Paulo, month day, the year.

Suzano S.A.

____________________________________ [Name] [Position]	___________________________________ [Name] [Position]

____________________________________

[Beneficiary - Full name]

Witnesses:

1. _________________________________ Name: CPF/ME (Tax ID):	2. _________________________________ Name: CPF/ME (Tax ID):